INFORMATION CIRCULAR
as at July 31, 2008 unless otherwise noted
in respect of the

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

of

CROSSHAIR EXPLORATION & MINING CORP.
Suite 1240, 1140 West Pender Street
Vancouver, British Columbia
V6E 4G1

to be held on Monday, September 15, 2008

at The Terminal City Club
836 West Hastings Street
Vancouver, British Columbia
V6C 3N6

July 31, 2008

Dear Crosshair Shareholder:

          The Board of Directors of Crosshair Exploration & Mining Corp. (“Crosshair”) invites you to attend an annual and special meeting of Shareholders (the “Meeting”) of Crosshair on Monday, September 15, 2008 at the Terminal City Club, 836 West Hastings Street, Vancouver, British Columbia at 10:00 a.m. (local time in Vancouver).

          At the Meeting, holders of Crosshair’s common shares (“Shareholders”) will be asked to participate in the following annual general and special meeting business matters:

(a)	receiving and considering the audited financial statements of Crosshair for the fiscal year ended April 30, 2008 and the report of the auditors thereon;

(b)	electing directors of Crosshair for the ensuing year;

(c)	appointing auditors of Crosshair for the ensuing year and authorizing the directors to fix their remuneration;

(d)	considering and, if deemed appropriate, approving with or without amendment the ordinary resolution approving Crosshair’s amended stock option plan and the granting of options under such plan;

(e)

approving, ratifying and confirming all acts, contracts, proceedings, appointments and payments of money by the directors and officers of Crosshair since the last annual meeting of Crosshair as appear in the proceedings and records of Crosshair;

(f)

considering and, if deemed appropriate, approving with or without amendment the special resolution approving and adopting the plan of arrangement (the “Arrangement”) between Crosshair and Gemini Metals Corp. (“Gemini”) involving the reorganization of the share capital of Crosshair, which is discussed in more detail in the attached management information and proxy circular (the “Information Circular”);

(g)

subject to the approval of the Arrangement, considering and, if deemed appropriate, approving with or without amendment the ordinary resolution approving the organization of Gemini and Gemini’s stock option plan; and

(h)	transacting such other business as may properly come before the said meeting or any adjournment thereof.

          In order to become effective, the Arrangement must be approved by at least 66 2/3% of the votes cast at the Meeting by the Shareholders.

          It is a condition to the completion of the Arrangement that the common shares of Gemini will be listed on the TSX Venture Exchange (the “TSX-V”) concurrently with the closing of the Arrangement. The listing of such securities on the TSX-Venture is subject to, among other things, meeting minimum listing requirements, and the TSX-V’s approval.

          The directors of Crosshair believe that the creation of two separate public companies dedicated to the pursuit of their respective businesses will focus the efforts of each company, and provide Crosshair’s Shareholders with additional investment choices and enhanced flexibility.

          After careful consideration, the Board of Directors has unanimously determined that the Arrangement is fair to Shareholders and is in the best interests of Crosshair. A description of the various factors considered by the Board of Directors in arriving at this determination is contained in the enclosed Information Circular. The Board of Directors of Crosshair unanimously recommends that Shareholders vote in favour of the Arrangement.

          The attached Notice of Annual and Special Meeting and Information Circular contain a detailed description of the business to be transacted at the Meeting and include certain other information to assist you in considering the matters to be voted upon. You are urged to read this material carefully and, if you require assistance, to consult your financial or other professional advisors. As explained more fully in the attached Information Circular, in addition to approval by Shareholders, completion of the Arrangement is subject to certain conditions and receipt of all applicable regulatory and court approvals.

          If you are a registered Shareholder and unable to be present at the Meeting in person, we encourage you to vote by completing the applicable enclosed form(s) of proxy. Your vote is important regardless of the number of securities you own. You should specify your choice by marking the box on the applicable enclosed form of proxy and by dating, signing and returning the applicable form of proxy in the appropriate return envelope addressed to Computershare Investor Services Inc. to be received at least 48 hours prior to the time of the Meeting. Please do this as soon as possible. Voting by proxy will not prevent you from voting in person if you attend the Meeting, but will ensure that your vote will be counted if you are unable to attend.

          If you are a non-registered Shareholder of Crosshair and received these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary.

          We consider the Arrangement an important step in Crosshair’s growth and hope you will be able to attend the Meeting.

Yours truly,

(signed) MARK J. MORABITO

Mark J. Morabito
Chief Executive Officer

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

          NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of holders of common shares, (the “Shareholders”) of Crosshair Exploration & Mining Corp. (“Crosshair”) will be held on Monday, September 15, 2008 at the Terminal City Club, 836 West Hastings Street, Vancouver, British Columbia at 10:00 a.m. (local time in Vancouver).

          At the Meeting, Shareholders will be asked to participate in the following annual general and special meeting business matters:

(a)	receiving and considering the audited financial statements of Crosshair for the fiscal year ended April 30, 2008 and the report of the auditors thereon;

(b)	electing directors of Crosshair for the ensuing year;

(c)	appointing auditors of Crosshair for the ensuing year and authorizing the directors to fix their remuneration;

(d)	considering and, if deemed appropriate, approving with or without amendment the ordinary resolution approving Crosshair’s amended stock option plan and the granting of options under such plan;

(e)

approving, ratifying and confirming all acts, contracts, proceedings, appointments and payments of money by the directors and officers of Crosshair since the last annual meeting of Crosshair as appear in the proceedings and records of Crosshair;

(f)

considering and, if deemed appropriate, approve with or without amendment the special resolution approving and adopting the plan of arrangement (the “Arrangement”) between Crosshair and Gemini Metals Corp. (“Gemini”) involving the reorganization of the share capital of Crosshair, which is discussed in more detail in the attached management information and proxy circular (the “Information Circular”);

(g)

subject to the approval of the Arrangement, considering and, if deemed appropriate, approving with or without amendment the ordinary resolution approving the organization of Gemini and Gemini’s stock option plan; and

(h)	transacting such other business as may properly come before the said meeting or any adjournment thereof.

          Only Shareholders of record at the close of business on August 11, 2008, the record date for the Meeting, will be entitled to notice of, to attend and to vote at, the Meeting and postponement(s) or adjournment(s) thereof in respect of the relevant resolutions(s), except to the extent that a Shareholder has transferred any securities of Crosshair subsequent to the record date and the new holder of such securities establishes proper ownership and requests, not less than 10 days before the date of the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting in respect of the relevant resolution(s).

          A registered Shareholder is entitled to dissent and be paid by Crosshair the fair value of his, her or its Crosshair shares in accordance with section 245 of the Business Corporations Act (British Columbia) (the “BCBCA”) if such registered Shareholder dissents from the Arrangement and otherwise complies with the procedure set out in section 242 of the BCBCA and the resolution to approve the Arrangement is passed at the Meeting. Shareholders should refer to the attached Information Circular for further details about dissent rights.

          Whether or not you intend to attend the Meeting, you are requested to complete the applicable enclosed form of proxy in accordance with the instructions set out therein and in the Information Circular and return the form of proxy in the envelope provided for that purpose. To be effective, proxies must be received either by mail or delivery addressed to Computershare Investor Services Inc. to be received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting. In certain circumstances, proxies may also be deposited with the scrutineers of the Meeting, to the attention of the chair of the Meeting, at or immediately prior to the commencement of the Meeting or any postponement(s) or adjournment(s) thereof.

DATED at Vancouver, British Columbia this 31st day of July, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

Yours truly,

(signed) MARK J. MORABITO

Mark J. Morabito
Chief Executive Officer

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(continued)

-ii-

(continued)

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(continued)

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(continued)

Page

SCHEDULE I	UNAUDITED PRO FORMA BALANCE SHEETS OF CROSSHAIR AND GEMINI	1

-v-

FORWARD-LOOKING STATEMENTS

          Certain information in this Information Circular and the documents incorporated by reference herein constitute “forward-looking statements”. All statements, other than statements of historical facts, included herein and in press releases and public statements by our officers or representatives, that address activities, events or developments that management of Crosshair expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of each of Crosshair’s and Gemini’s business, legal proceedings, estimated completion dates, estimated exploration expenditures, operations, mineral resources, current working capital, cash operating costs, plans and other such matters, as well as statements made concerning plans and anticipated effects of the Arrangement are forward-looking statements. The words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe”, “target”, “budget”, “may”, “schedule” and similar words or expressions identify forward-looking statements. These statements involve known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results, performance or achievements of Crosshair or Gemini, including anticipated consequences of the Arrangement, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These factors include, without limitation, risks related to the Arrangement, including possible non-completion of the Arrangement and the risk that the market price of Crosshair Shares could decrease following the Arrangement. These factors also include risks related to the businesses of Crosshair and Gemini, including risks that Crosshair’s or Gemini’s acquisition, exploration and property advancement efforts will not be commercially successful; risks relating to the uranium industry, the inherently hazardous nature of mining-related activities, uncertainties concerning mineral resource estimates, risks relating to intense competition within the mining industry; dilution caused by future fund raising activities and uncertainties regarding such fund raising activities, the potential success of such activities, the risk that the companies’ directors may have conflicts of interest through their involvement in other natural resource companies, potential challenges to title in the companies’ mineral properties, potential effects on Crosshair’s or Gemini’s operations of environmental and other regulations in the countries in which it operates; risks due to legal proceedings; uncertainty of being able to raise capital on favourable terms or at all; and risks that may affect Crosshair’s ability to complete the proposed Arrangement including risks that Crosshair may be unable to obtain required Shareholder or court approvals. Additional risks for Gemini include, as a newly formed independent company, its lack of operating history; the risk that it may lose key personnel or fail to attract and retain personnel; the risk that Gemini may experience difficulty in growth and managing its growth; the potential lack of adequate liquidity for its shares; and the risks inherent in accurately valuing Gemini Shares. Please see “Risk Factors” below for more information about these and other risks. Shareholders are cautioned against attributing undue certainty to forward looking statements. Although Crosshair has attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that these statements will prove to be accurate as actual results and future events could differ materially from those anticipated in the statements. Crosshair assumes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

NOTICE TO UNITED STATES SECURITYHOLDERS

          Crosshair and Gemini are corporations existing under the laws of British Columbia. The information in this Information Circular relating to Crosshair and Gemini has been prepared in accordance with the disclosure requirements of Canadian corporate and securities laws. The solicitation of proxies made pursuant to this Information Circular is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. The financial statements of Crosshair included herein or incorporated by reference in this Information Circular, as well as the financial information related to Gemini, have been

- ii -

prepared in Canadian dollars and in accordance with Canadian GAAP, are subject to Canadian auditing and auditor independence standards, and thus may not be comparable in all respects to financial statements of U.S. companies whose financial statements are prepared in accordance with U.S. GAAP. Likewise, information concerning the properties and operations of Crosshair and Gemini has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to disclosure standards applicable in the United States.

          Mineral resource estimates included and incorporated by reference in this Information Circular were prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101, which established Canadian standards for public disclosure of scientific and technical information concerning mineral projects. The requirements of National Instrument 43-101 differ from those of the SEC in a number of material respects, and information concerning descriptions of deposits included and incorporated by reference in this Information Circular may not be comparable to information made public by U.S. companies subject to the reporting requirements of the SEC. This Information Circular and the documents incorporated by reference use the term “resources” which is a term not recognized by the SEC. U.S. investors are advised that while “resources” are recognized and required to be disclosed under Canadian securities laws, the SEC does not recognize the term or permit it to be used in filings by U.S. companies. Under U.S. standards, a deposit may not be recognized as a “reserve” unless a determination has been made that it may be economically and legally produced or extracted at the time the determination is made. “Resources” are not “reserves” and U.S. investors are cautioned that “resources” may not ever be converted into “reserves”. Further, “resources” classified as “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally. It cannot be assumed that “inferred resources” will ever be upgraded to a higher category, and U.S. investors should not assume that all or any part of an “inferred resource” exists or can be legally or economically mined.

          Shareholders should be aware that the transactions pursuant to the Plan of Arrangement whereby the share capital of Crosshair will be reorganized and Shareholders will dispose of Crosshair Shares and will receive Crosshair New Shares and Gemini Shares may have tax consequences both in the U.S. and in Canada. Such consequences for investors who are resident in, or citizens of, the U.S. may not be described fully herein. See “Income Tax Considerations – United States Federal Income Tax Considerations”. All securityholders should seek their own tax advice with respect to the tax consequences to them under the laws of any relevant domestic or foreign, state, local or other taxing jurisdiction of the transactions contemplated in the Plan of Arrangement in light of their particular situation.

          Enforcement by Crosshair’s and Gemini’s securityholders of civil liabilities under U.S. securities laws may be affected adversely by the fact that each of Crosshair and Gemini is organized under the laws of a jurisdiction other than the U.S., that certain of the officers and directors of Crosshair and Gemini are residents of a country other than the U.S., that some of the experts named in the Information Circular are residents of a country other than the U.S., and that a substantial portion of the assets of Crosshair, Gemini and such persons are located outside of the U.S. You may not be able to sue such persons or their officers or directors in a non-U.S. court for violations of U.S. securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the U.S. or to enforce a judgment by a court in the U.S.

          The securities of Crosshair and Gemini issuable in connection with the Arrangement have not been approved or disapproved by the SEC or securities regulatory authorities in any state, nor has the SEC or the securities regulatory authorities of any state passed on the adequacy or accuracy of this Information Circular. Any representation to the contrary is a criminal offence.

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          The securities of Crosshair and Gemini to be received under the Arrangement have not been and will not be registered under the U.S. Securities Act or applicable state securities laws, and will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and in reliance on exemptions from registration under applicable state securities laws. Section 3(a)(10) of the U.S. Securities Act provides an exemption from registration under the U.S. Securities Act for offers and sales of securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on August 15, 2008 and, subject to the approval of the Arrangement by the Shareholders, a hearing on the Arrangement will be held on September 19, 2008 at 9:45 a.m. at the Law Courts, 800 Smithe Street, Vancouver, British Columbia. All Shareholders are entitled to appear and be heard at this hearing. The Final Order will constitute the basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder, with respect to the securities to be issued to securityholders pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order. See “The Arrangement – Court Approval of the Arrangement” in this Information Circular.

          Crosshair has filed a registration statement on Form 20-F with respect to the Crosshair Shares under the U.S. Exchange Act which has become effective. Crosshair is subject to the reporting requirements of Section 13(a) of the U.S. Exchange Act. Crosshair and Gemini expect that the securities of Gemini issued pursuant to the Arrangement, other than the Crosshair New Shares, will not be registered under the U.S. Exchange Act in reliance on the exemption from registration under the U.S. Exchange Act provided by Rule 12g3-2(b) thereunder, which will require Gemini to furnish certain information to the SEC as provided by such rule.

          Securities of Crosshair and Gemini received by a holder who will be an “affiliate” of Crosshair or Gemini after the Arrangement, or is an “affiliate” of Crosshair or Gemini prior to the Arrangement, will be subject to certain restrictions on resale imposed by the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the issuer. See “The Arrangement – Resale of Crosshair New Shares and Gemini Shares – Exemption from United States Registration Requirements and Resale Restrictions”.

CURRENCY AND EXCHANGE RATE INFORMATION

          All references to “$” or “dollars” set forth in this Information Circular are in Canadian dollars, except where otherwise indicated.

          The following table sets forth, for each of the years indicated, the year end exchange rate, the average closing rate and the high and low closing exchange rates of one Canadian dollar in exchange for one U.S. dollar as quoted by the Bank of Canada. The noon exchange rate on July 31, 2008 as reported by the Bank of Canada for the conversion of Canadian dollars was CAD$1.00 equals U.S.$0.9384.

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	YEAR ENDED APRIL 30,

	2005	2006	2007	2008

High	$0.8493	$0.8926	$0.9099	$1.0905

Low	$0.7159	$0.7872	$0.8437	$0.8981

Average	$0.7892	$0.8439	$0.8794	$0.9794

Year End	$0.7956	$0.8926	$0.9036	$0.9906

SUMMARY

The following is a summary of certain information contained elsewhere in this Information Circular, including the schedules attached hereto, which are incorporated into and form part of this Information Circular. Certain capitalized words and terms used in this summary are defined in the Glossary of Terms which follows. This summary is qualified in its entirety by the more detailed information and financial statements appearing or referred to elsewhere in this Information Circular and the schedules attached hereto. Shareholders are urged to read this Information Circular and the documents incorporated by reference carefully and in their entirety.

The Meeting

The Meeting will be held on Monday, September 15, 2008 at the Terminal City Club, 836 West Hastings Street, Vancouver, British Columbia at 10:00 a.m. (Vancouver time).

Purpose of the Meeting

At the Meeting, the Shareholders will receive the audited financial statements of Crosshair for the fiscal year ended April 30, 2008 and will be asked to consider and, if thought fit, to pass resolutions approving or confirming the following matters:

(a)	Electing Crosshair’s directors for the ensuing year;

(b)	Appointing Crosshair’s auditors for the ensuing year and authorizing its directors to fix their remuneration;

(c)	Approving Crosshair’s Amended Stock Option Plan and the granting of options thereunder;

(d)

Approving, ratifying and confirming all acts, contracts, proceedings, appointments and payments of money by the directors and officers of Crosshair since the last annual meeting of Crosshair as appear in the proceedings and records of Crosshair;

(e)	Approving the Arrangement. In order to become effective, the Arrangement must be approved by at least 66 2/3% of the votes cast at the Meeting by the Shareholders;

(f)	Subject to the approval of the Arrangement Resolution discussed below, approving the organization of Gemini and the Gemini Stock Option Plan; and

(g)	Transacting such other business as may properly come before the Meeting or any adjournment thereof.

By passing the Arrangement Resolution approving the Arrangement, the Shareholders will also be giving authority to Crosshair’s Board of Directors (“Crosshair’s Board”) to use its best judgment to proceed with and cause Crosshair to complete the Arrangement in the event of any variation of, or amendments to, the Arrangement Agreement without any requirement to seek or obtain any further approval of the Shareholders.

Meeting Record Date

Crosshair has fixed August 11, 2008 as the record date for determining the Shareholders entitled to receive notice of and vote at the Meeting.

The Arrangement

The purpose of the Arrangement is to “spin-out” Crosshair’s gold and volcanic-hosted massive sulphide (VHMS) projects in Newfoundland, the Golden Promise Property, South Golden Promise Property and Victoria Lake Property (together, the “Spin-Off Properties”) into a separate public company, Gemini. The Arrangement will separate the Spin-Off Properties from Crosshair’s other mineral properties located in Newfoundland. Paragon Minerals Corporation (“Paragon”) is the legal holder of an undivided 100% title and interest (subject to certain underlying agreements and joint venture agreements) in the Spin-Off Properties. Pursuant to certain agreements Paragon has granted options to Crosshair to earn a 60% interest in the Spin-Off Properties. Crosshair has fully earned its 60% interest in both the South Golden Promise Property and the Victoria Lake Property and has the right to earn a 60% interest in the Golden Promise Property over a four year period expiring in May 2010. On May 20, 2008, Crosshair, Gemini and Paragon entered into a Purchase and Sale Agreement whereby Paragon will transfer all of its interest in the Spin-Off Properties to Gemini in exchange for 16,201,413 Gemini Shares (the “Paragon Purchase and Sale Agreement”). Additionally, pursuant to the Paragon Purchase and Sale Agreement, Paragon may sell up to 1,333,333 of its Gemini Shares concurrently with the Financing (discussed below).

Crosshair’s Board believes that the current market price of the Crosshair Shares does not adequately reflect the underlying value of its properties. In addition, Crosshair believes that the Arrangement will allow Gemini to focus on financing and developing the Spin-Off Properties separately, while reducing stock dilution for Shareholders interested in the more advanced Crosshair assets located in Newfoundland.

Upon completion of the Arrangement, Gemini will acquire all of Crosshair and Paragon’s interests in the Spin-Off Properties and 1,764,700 shares of a public company listed on the TSX-V (“Pubco Shares”, and together with the Spin-Off Properties, the “Spin-Off Assets”). Each Shareholder, other than a Dissenting Shareholder, will ultimately acquire one new common share in the capital of Crosshair (a “Crosshair New Share”) for each Crosshair common share (“Crosshair Share”), and one common share in the capital of Gemini (a “Gemini Share”) for every 5.5 Crosshair Shares, held on the Share Distribution Record Date, where the Crosshair New Shares will be identical in every respect to the present Crosshair Shares. See “The Arrangement – Details of the Arrangement”.

Effect of the Arrangement on Crosshair Options and Warrants

Crosshair Options

Holders of Crosshair options (the “Crosshair Options”) will not receive any new securities in the Arrangement and no adjustments will be made to the terms of the Crosshair Options.

Crosshair Warrants

Holders of Crosshair warrants (the “Crosshair Warrants”) will not receive any new securities in the Arrangement and no adjustments will be made to the terms of the Crosshair Warrants.

Recommendation and Approval of Crosshair’s Board

Crosshair’s Board has reviewed the Arrangement and concluded that the terms of the Arrangement are fair and reasonable to, and in the best interests of, Crosshair and its Shareholders. Accordingly, Crosshair’s Board has approved the Arrangement and authorized the submission of the Arrangement to the Shareholders and the Court for approval. Crosshair’s Board recommends that Shareholders vote for the approval of the Arrangement. See “The Arrangement - Recommendation of Directors”.

Reasons for the Arrangement

The formation of Gemini to hold the Spin-Off Properties will allow management of Crosshair to focus entirely on the development of the more advanced Central Mineral Belt (CMB) Uranium Project, and free management of Gemini to facilitate separate fund-raising, exploration and mining strategies that will be required to move the exploration stage Spin-Off Properties forward. In addition, Crosshair believes that the creation of two separate public companies dedicated to the pursuit of their respective businesses will focus the efforts of each company, provide Shareholders with additional investment flexibility and also better reflect the value of all of Crosshair’s current assets, including the Spin-Off Assets.

See “The Arrangement – Reasons for the Arrangement”.

Conduct of Meeting and Shareholder Approval

The Interim Order provides that, in order for the Arrangement to proceed, the Arrangement Resolution must be passed, with or without variation, by at least two-thirds of the eligible votes cast at the Meeting by holders of Crosshair Shares. See “The Arrangement – Shareholder Approval”.

If the Arrangement Resolution is not passed by an adequate majority of eligible votes at the Meeting, the Arrangement will not be completed, Crosshair will continue to hold and manage the Spin-Off Assets in the same manner as it presently does, and Gemini will continue as a private company, wholly-owned by Crosshair.

Court Approval

A Plan of Arrangement under the BCBCA requires court approval. Prior to the mailing of this Information Circular, Crosshair obtained an interim order of the Court authorizing the calling and holding of the Meeting and prescribing the conduct of the Meeting (the “Interim Order”) which is attached as Schedule “G” to this Information Circular. The Interim Order, among other things, provides for the calling and holding of the Meeting and caused to be issued the notice of application for the final order of the Court (the “Final Order”). The Interim Order does not constitute approval of the Plan of Arrangement or the contents of the Information Circular by the Court. As set forth in the Interim Order, the hearing in respect of the Final Order is scheduled to take place before the Court on September 19, 2008, at 9:45 a.m. (Vancouver time) at the Law Courts, 800 Smithe Street, Vancouver, British Columbia, subject to the adoption of the Plan of Arrangement by Shareholders at the Meeting. The Notice of Hearing of Petition for the Final Order is attached as part of Schedule “G”.

Income Tax Considerations

Canadian federal income tax considerations to Shareholders are summarized herein under “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations” and United States federal income tax considerations to Shareholders subject to such taxation laws are summarized herein under “Income Tax Considerations – Certain United States Federal Income Tax Considerations”.

Shareholders should carefully review the applicable tax considerations under the Arrangement and are urged to consult their own tax advisors in regard to their particular circumstances.

Right to Dissent

The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of the Shareholder’s Crosshair Shares, and is qualified in its entirety by the reference to the full text of the relevant provisions of the BCBCA. A registered holder of Crosshair Shares who intends to exercise the right of dissent and appraisal should carefully consider and comply with those provisions of Division 2 of Part 8 of the BCBCA. Failure to comply strictly with those provisions of the BCBCA and to adhere to the procedures established therein may result in a loss of all rights of dissent.

Under the BCBCA and the Interim Order, a registered holder of Crosshair Shares has the right to dissent with respect to the Arrangement by filing a written objection (an “Objection Notice”) to the Arrangement Resolution with the Secretary of Crosshair, at Crosshair’s head office, Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1, no later than 10:00 a.m. (Vancouver time) on September 10, 2008. If the Arrangement Resolution is passed and Crosshair intends to act or acts upon it, each Dissenting Shareholder will be entitled to be paid by Crosshair the fair value of the securities in respect of which such Dissenting Shareholder dissents, in accordance with section 245 of the BCBCA. Beneficial owners of Crosshair Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Crosshair Shares are entitled to dissent. Accordingly, a beneficial owner of Crosshair Shares desiring to exercise the right to dissent must make arrangements for the Crosshair Shares beneficially owned by such holder to be registered in his, her or its name prior to the time the written objection to the Arrangement Resolution is required to be received, or alternatively make arrangements for the registered holder of such holder’s Crosshair Shares to dissent on the beneficial holder’s behalf. See “Rights of Dissent.” It is a condition of the Arrangement that Dissenting Shareholders holding not more than 3% in the aggregate of the Crosshair Shares exercise rights of dissent in relation to the Arrangement.

Stock Exchange Listings

The Crosshair Shares are currently listed and traded on the Toronto Stock Exchange (the “TSX”) will continue to be listed following completion of the Arrangement. The closing of the Arrangement is conditional upon the TSX Venture Exchange (the “TSX-V”) approving the listing of the Gemini Shares on the TSX-V.

Information Concerning Crosshair and Gemini

See “Information Concerning Crosshair Post-Arrangement” for a summary description of Crosshair, assuming completion of the Arrangement, including pro forma unaudited financial information for Crosshair. In addition, see “Information Concerning Gemini Post-Arrangement” for a description of the properties, corporate structure and business, including pro forma unaudited financial information, of Gemini, assuming completion of the Arrangement.

Selected Unaudited Pro Forma Consolidated Financial Information for Crosshair

The following selected unaudited pro forma consolidated financial information for Crosshair is based on the assumptions described in the respective notes to the Crosshair unaudited pro forma consolidated balance sheet as at April 30, 2008 attached to this Information Circular as Schedule “I”. This pro forma consolidated balance sheet has been prepared based on the assumption, among other things, that the Arrangement had occurred on April 30, 2008.

PRO FORMA
CROSSHAIR
EXPLORATION &
MINING CORP.
(CONSOLIDATED)

ASSETS
Current Assets:
Cash and cash equivalents	$13,275,874
Marketable securities	$-
Receivables	$558,345
Prepaid expenses	$273,828
$14,108,047
Investment in Gemini	$1,547,507
Equipment	$507,883
Mineral properties	$28,627,836
TOTAL:	$44,791,273
LIABILITIES AND SHAREHOLDERS EQUITY
Current Liabilities:
Payables and accrued liabilities	$1,192,271
Due to related parties	$110,295
$1,302,566
Future reclamation costs	$169,292
Shareholders’ equity
Capital stock	$63,472,010
Contributed surplus	$10,496,726
Deficit	$(30,649,321)

$43,319,415
$44,791,273

Selected Unaudited Pro Forma Financial Information for Gemini

The following selected unaudited pro forma financial information for Gemini is based on the assumptions described in the respective notes to the Gemini unaudited pro forma balance sheet as at April 30, 2008 attached to this Information Circular as Schedule ”I”. This pro forma balance sheet has been prepared based on the assumption, among other things, that the Arrangement had occurred on April 30, 2008.

PRO FORMA GEMINI
METALS CORP.
ASSETS
Current Assets:
Cash	$4,475,000
Marketable securities	$582,351
$5,057,351
Mineral properties	$4,154,322
TOTAL:	$9,211,673
LIABILITIES AND SHAREHOLDERS EQUITY
Future reclamation costs	$2,946
Shareholders’ equity
Common stock	$9,208,727
$9,211,673

Risk Factors

In considering whether to vote for the approval of the Arrangement, Shareholders should be aware that there are various risks, including those described below and those described in the Information Circular. Shareholders should carefully consider these risk factors, together with other information included in this Information Circular, before deciding whether to approve the Arrangement.

Exploration, development and mining operations involve a high degree of risk that even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that commercial quantities of minerals will be discovered on the properties currently held by Crosshair, nor is there any guarantee that Crosshair’s or Gemini’s exploration programs will yield positive results.

It will be necessary for Crosshair and Gemini to raise additional funds to carry out further exploration and development of their mineral properties and neither Crosshair nor Gemini may be able to raise such funds on terms acceptable to it or at all.

Crosshair’s and Gemini’s operations will continue to be subject to regulatory and environmental control by, and require licenses, permits and approvals from, governmental bodies over which Crosshair and Gemini have no control. See “Risk Factors”.

Post-Arrangement Matters

Upon the Arrangement becoming effective, Shareholders of record on the Share Distribution Record Date will remain shareholders of Crosshair, with each currently held Crosshair Share representing one Crosshair New Share in the capital of Crosshair. In addition, each Shareholder of record on the Share Distribution Record Date will also receive his, her or its pro rata share of the Gemini Shares distributed to Shareholders under the Arrangement. No new share certificates will be issued for the Crosshair New Shares issued pursuant to the Arrangement and therefore holders of Crosshair Shares must retain their certificates as evidence of their ownership of Crosshair New Shares. See “The Arrangement –Gemini Share Certificates and Certificates for Crosshair New Shares”.

Concurrent with, immediately before or immediately after the Closing, Gemini proposes to complete an initial public offering by way of a prospectus in an amount to be determined by Crosshair based on Gemini’s capital needs and market conditions, currently expected to be 6,666,667 common shares of Gemini at a price of $0.75 per common share for aggregate gross proceeds of $5,000,000 (the “Financing”).

The Crosshair New Shares will continue to be listed and traded on the TSX and the closing of the Arrangement is conditional upon the TSX-V approving the listing of the Gemini Shares.

GENERAL PROXY INFORMATION

Management Solicitation of Proxies

This information circular (“Information Circular”) is furnished in connection with the solicitation of proxies by the management of Crosshair Exploration & Mining Corp. (“Crosshair”) for use at the Annual and Special Meeting (the “Meeting”) of the shareholders of Crosshair (“Shareholders”) to be held at the time and place and for the purposes set forth in the Notice of Meeting and at any adjournment thereof. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of Crosshair. Crosshair does not reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals, authorization to execute the Form of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by Crosshair. None of the directors of Crosshair have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

Appointment and Revocation of Proxies

The persons named in the accompanying Form of Proxy are directors or officers of Crosshair. A Shareholder has the right to appoint a person to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed Form of Proxy. To exercise this right, a Shareholder should strike out the names of the persons named in the Form of Proxy and insert the name of his/her nominee in the blank space provided, or complete another Form of Proxy. The completed Form of Proxy should be deposited with Crosshair’s Registrar and Transfer Agent, Computershare Investor Services, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The Form of Proxy must be dated and be signed by the Shareholder or by his/her attorney in writing, or, if the Shareholder is a company, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Form of Proxy is required to be executed as set out in the notes to the Form of Proxy) and either depositing it at the place and within the time aforesaid or with the Chair of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

Non-Registered Holders of Company’s Shares

Only Shareholders whose names appear in Crosshair’s Central Securities Register (the “Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares in their own name (“Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an Form of Proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to Beneficial Shareholders is similar to that provided to Registered Shareholders.

However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those common shares will not be registered in such Shareholder’s name on the records of Crosshair. Such common shares will more likely be registered under the name of the Shareholder’s broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of Crosshair do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, Crosshair has distributed copies of the Notice of Meeting, this Information Circular and the Form of Proxy to the clearing agencies and intermediaries for onward distribution. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the Form of Proxy provided by Crosshair to the Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the Management proxyholder’s name in the form and insert the Beneficial Shareholder’s name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and requests Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote common shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to have the common shares voted. All references to Shareholders in this Information Circular and the accompanying Form of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

Voting of Shares and Exercise of Discretion of Proxies

On any poll, the persons named in the enclosed Form of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Form of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The Form of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.

At the time of printing of this Information Circular, the Management of Crosshair is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

Voting Shares and Principal Holders Thereof

At July 31, 2008, Crosshair had 94,865,825 common shares without par value issued and outstanding. All common shares in the capital of Crosshair are of the same class and each carries the right to one vote. The quorum for a meeting of Shareholders is two persons present in person or by proxy holding not less than 5% of the issued shares of Crosshair.

August 11, 2008 has been determined as the record date as of which Shareholders are entitled to receive notice of and attend and vote at the Meeting. Shareholders desiring to be represented by proxy at the Meeting must deposit their proxies at the place and within the time set forth in the notes to the Form of Proxy in order to entitle the person duly appointed by the proxy to attend and vote thereat.

To the knowledge of the directors and senior officers of Crosshair, as at July 31, 2008, no shareholder beneficially owns or controls, directly or indirectly, equity shares carrying more than 10% of the voting rights to the common shares of Crosshair, other than as follows:

Name	Number of Common Shares	Percentage of Outstanding Common shares
Universal Uranium Ltd.	10,000,000*	10.54%

*	Universal Uranium Ltd. also owns warrants to purchase up to an additional 7,500,000 common shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of Crosshair, no proposed nominee for election as a director of Crosshair, none of the persons who have been directors or executive officers of Crosshair since the beginning of Crosshair’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, no informed person of Crosshair, no management nominee for election as a director of Crosshair, and no associate or affiliate of any of them has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of Crosshair’s most recently completed financial year or in a proposed transaction which has materially affected or would materially affect Crosshair.

CORPORATE GOVERNANCE PRACTICES

Set out below is a description of certain corporate governance practices of Crosshair, as required by National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Board of Directors

The Board of Directors of Crosshair (“Crosshair’s Board”) is currently comprised of eight directors. Of these, seven, being Ian Smith, Jay Sujir, David Lee, Leo Power, Chris Collingwood, Derrick Gill and Ronald Atlas, are considered by Crosshair’s Board to be independent. Mark Morabito is not independent by virtue of being President and Chief Executive Officer of Crosshair. If the proposed directors are elected, Crosshair’s Board will be composed of eight directors, seven independent and one (Mark Morabito) non-independent.

Crosshair’s Board considers that management is effectively supervised by the independent directors on an informal basis, as the independent directors are actively and regularly involved in reviewing the operations of Crosshair and have regular and full access to management. The independent directors did not meet separately during the last financial year of Crosshair. The independent directors are able to meet at any time without any members of management, including the non-independent directors, being present. The independent directors are encouraged to meet separately when they determine that it is appropriate.

Crosshair’s Board has appointed Jay Sujir as its Chair. The Chair is independent. The Chair’s responsibilities include, without limitation, ensuring that Crosshair’s Board works together as a cohesive team with open communication and works to ensure that a process is in place by which the effectiveness of Crosshair’s Board, its committees and its individual directors can be evaluated on a regular basis. The Chair also acts as the primary spokesperson for Crosshair’s Board, ensuring that management is aware of concerns of Crosshair’s Board, shareholders, other stakeholders and the public and, in addition, ensures that management strategies, plans and performance are appropriately represented to Crosshair’s Board.

Meetings of the Board and Committees of the Board

Crosshair’s Board meets when it is necessary and desirable to transact business of Crosshair. Each committee of Crosshair’s Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The Audit Committee meets every quarter. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which Crosshair faces from time to time. During the financial year ended April 30, 2008 Crosshair’s Board met five times, the Audit Committee met four times, and the Compensation Committee met one time. The following table provides details regarding director attendance at Board and committee meetings held during each director’s tenure on Crosshair’s Board and his respective committees during the financial year ended April 30, 2008.

Director Attendance Record
Compensation
Director	Board	Audit Committee	Committee

Mark J. Morabito	5 of 5	n/a	n/a

David Lee	4 of 5	3 of 4	1 of 1

Ian Smith	5 of 5	4 of 4	n/a

Jay Sujir	5 of 5	n/a	1 of 1

Leo Power	5 of 5	4 of 4	n/a

Director Attendance Record
Compensation
Director	Board	Audit Committee	Committee

Chris Collingwood	4 of 4	n/a	n/a

Derrick (Rick) Gill	n/a	n/a	n/a

Ronald Atlas	n/a	n/a	n/a

Directorships

The following directors currently serve on the following boards of directors of other public companies:

Director	Public Corporation Board Membership

Mark J. Morabito	Target Exploration & Mining Corp.
Santa Fe Metals Corp.
Silver Quest Resources Ltd.
Excelsior Mining Corp.

David Lee	None

Jay Sujir	AMI Resources Inc.
Escape Group Inc.
Midasco Capital Corp.
Santa Fe Metals Corp.
Target Exploration and Mining Corp.
Uracan Resources Ltd.
Westward Explorations Ltd.
Yamiri Gold and Energy Inc.

Ian Smith	Santa Fe Metals Corp.
Excelsior Mining Corp.
Euro Resources Ltd.

Leo Power	New Island Resources Inc.
Newfoundland Goldbar Resources Inc.

Chris Collingwood	None

Derrick (Rick) Gill	Linear Gold Corp.

Ronald Atlas	Universal Uranium Ltd.
Toro Resources Corp.

Board Mandate

The duties and responsibilities of Crosshair’s Board are to supervise the management of the business and affairs of Crosshair; and to act with a view towards the best interests of Crosshair. Crosshair’s Board delegates day-to-day management of Crosshair to executive officers, relying on them to keep it apprised of all significant developments affecting Crosshair. In discharging its mandate, Crosshair’s Board is responsible for the oversight and review of the development of, among other things, the following matters: the strategic planning process of Crosshair; identifying the principal risks of Crosshair's business and ensuring the implementation of appropriate systems to manage these risks; succession planning, including appointing, training and monitoring senior management; a communications policy for Crosshair to facilitate communications with investors and other interested parties; and the integrity of Crosshair's internal control and management information systems.

Crosshair’s Board also has the mandate to assess the effectiveness of Crosshair’s Board as a whole, its committees and the contribution of individual directors. Crosshair’s Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee and the Compensation Committee.

Position Descriptions

Crosshair’s Board has not adopted written position descriptions for the Chair of Crosshair’s Board or the Chair of any committee of Crosshair’s Board. Crosshair’s Board meets annually to discuss the roles and responsibilities of the Chair of Crosshair’s Board and the Chair of each committee of Crosshair’s Board. These roles and responsibilities are set out below.

Chair of the Board

The Chair of Crosshair’s Board is responsible for the overall leadership and management of Crosshair’s Board. The Chair of Crosshair’s Board is elected and has his/her performance evaluated by Crosshair’s Board of Directors. The key responsibilities of the Chair of Crosshair’s Board are as follows: (i) provide leadership to enhance Board effectiveness; (ii) manage the activities of Crosshair’s Board and ensure coordination among committees of Crosshair’s Board; (iii) ensure that the respective roles of Crosshair’s Board and management are well delineated; (iv) act as a liaison between Crosshair’s Board and management; (v) ensure that Crosshair’s Board has the information it needs for it to be effective (vi) ensure that Crosshair’s Board monitors the achievement of the aims, strategy and policies of Crosshair (vi) represent Crosshair, on particular matters identified by Crosshair’s Board by Crosshair’s Board or management, with stakeholders; and (vii) lead by example and set a high standard of integrity.

Chair of Committees of the Board

The Chair of each committee of Crosshair’s Board (“Committee Chair”) will be a duly elected member of Crosshair’s Board and be appointed each year, by Crosshair’s Board on recommendation of the applicable committee. A Committee Chair provides independent, effective leadership to the committee and leads that committee in fulfilling the duties set out in its charter.

A Committee Chair will provide overall leadership and enhance the effectiveness of the committee, foster ethical and responsible decision making and provide effective leadership to oversee all aspects of the committee’s direction, structure and composition. The specific responsibilities of a Committee Chair are: (i) ensure that the committee meets as many times as necessary to carry out its duties effectively; (ii) establish the agenda for each committee meeting; (iii) chair all meeting of the committee; (iv) ensure sufficient time during Committee meetings to fully discuss agenda items; (v) encourage committee members to ask questions and express viewpoints during meetings; (vi) deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus; and (vii) ensure that that the Committee meets in separate, non-management, closed sessions with internal personnel or outside advisors, as needed or appropriate.

As well, a Committee Chair will allow for timely reporting of each meeting to Crosshair’s Board, including committee recommendations and findings, will insure performance evaluation of the committee is conducted, will provide written information in a timely manner to ensure that the committee fulfills its Mandate, will ensure that all resources and expertise are available to the committee, will coordinate with the committee to retain, oversee, compensate and terminate independent advisors and will facilitate effective communication between committee members and management.

Chief Executive Officer

Crosshair’s Board has not developed a position description for the Chief Executive Officer of Crosshair. Crosshair’s Board meets annually with the Chief Executive Officer to set out the duties, roles and responsibilities of the Chief Executive Officer, which include the following: (i) developing, implementing and assessing the effectiveness of corporate strategy and business plans; (ii) providing executive leadership to Crosshair and achieving the results targeted in the corporate strategy and business plans; (iii) representing Crosshair in communications with stakeholders including shareholders, customers, suppliers, partners, employees, governments, regulators, industry, community and others; (iv) recruiting, retaining, assessing the performance of and developing a high calibre executive team, key employees and their successors; and (v) establishing and maintaining corporate policies and culture, leading by example and setting a high standard of integrity in all aspects of the business.

Orientation and Continuing Education

Crosshair provides an orientation program to new directors. This program consists of providing education regarding directors’ responsibilities, corporate governance issues, committee charters, and recent and developing issues related to corporate governance and regulatory reporting. Crosshair also encourages senior management to participate in professional development programs and courses and supports management’s commitment to training and developing employees.

Ethical Business Conduct

Crosshair’s Board expects management to operate the business of Crosshair in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute Crosshair’s business plan and to meet performance goals and objectives. Crosshair’s Board has adopted a Code of Business Conduct and Ethics (the “Code”), which is available on Crosshair’s website.

Compliance with the Code is based first and foremost on the cooperation and vigilance of all persons subject to the Code. Each employee is provided with a copy of the Code and is required to execute a certificate, in the form attached to the Code, confirming that they have read, understood and agree to comply with the Code. Primary responsibility for monitoring compliance with the Code rests with the Chief Financial Officer.

Directors who (i) are parties to; (ii) are directors or officers of a party to; or (iii) have a material interest in any person who is a party to a material contract or proposed material contract with Crosshair must disclose the conflict in writing to Crosshair or request to have the nature and extent of such interest entered into the minutes of the meeting. The director shall, if requested by any Board member, not be present at a meeting of Crosshair’s Board while Crosshair’s Board is considering any such material contract and shall not vote on such material contract, unless permitted by law.

Nomination of Directors

The independent directors, by majority vote, have the following responsibilities in connection with the nomination of directors to Crosshair’s Board:

(a)	Evaluate the qualifications and performance of the incumbent directors that desire to continue their service;

(b)	Consider, recommend and recruit candidates to fill new positions on Crosshair’s Board;

(c)	Review candidates recommended by shareholders;

(d)	Conduct the appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates; and

(e)	Recommend the director nominees for approval by Crosshair’s Board and the shareholders at the annual meeting of shareholders.

In order to ensure an objective nomination process, Crosshair’s Board makes their nominations based on the following objective criteria: (i) the competencies and skills that Crosshair’s Board considers to be necessary for Crosshair’s Board as a whole to possess; (ii) the competencies and skills that Crosshair’s Board considers each existing director to possess, (iii) the competencies and skills each new nominee will bring to the boardroom; and (iv) the amount of time and resources that nominees have available to fulfill their duties as a Board member.

Compensation

Crosshair has a Compensation Committee, which is responsible for determining the compensation of the directors, the CEO and other executive officers of Crosshair. The Compensation committee is composed entirely of independent directors.

The quantity and quality of the directors’ and executive officers’ compensation is reviewed on an annual basis and based on comparable industry standards. At present, Crosshair’s Board is satisfied that the current Board compensation arrangements adequately reflect the responsibilities and risks involved in being an effective director of Crosshair.

Other Board Committees

Crosshair does not have any standing committees other than the Audit Committee and the Compensation Committee.

Assessments

Crosshair’s Board does not, at present, have a formal process in place for assessing the effectiveness of Crosshair’s Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Crosshair’s Board conducts informal periodic assessments of the effectiveness of Crosshair’s Board and its individual directors on an ongoing basis.

FIXING THE NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS

The persons named in the enclosed Form of Proxy intend to vote in favour of the ordinary resolution fixing the number of directors at eight. Although management is nominating eight individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting. Each director of Crosshair is elected annually and holds office until the next Annual General Meeting unless that person ceases to be a director before then. Management of Crosshair proposes to nominate the persons herein listed for election as directors of Crosshair to serve until their successors are elected or appointed. In the absence of instructions to the contrary, the shares represented by proxy will, on a poll, be voted for the nominees herein listed. MANAGEMENT OF THE COMPANY DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY ON ANY POLL FOR THE ELECTION OF ANY PERSON OR PERSONS AS DIRECTOR.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with Crosshair, their respective principal occupations or employment during the past five years if such nominee is not presently an elected director and the number of shares of Crosshair which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name, Province or State and Country of Residence[1] of Nominee and Present Positions with Crosshair	Principal Occupation and, if not a present and elected director, occupation during last five years [1]	Period from which Nominee has been a director	Number of Common Shares Held 2 3
Mark J. Morabito North Vancouver, B.C. Canada President, CEO and Director	CEO of Crosshair	1998/11/12	802,069
David Lee [4] 5 Vancouver, B.C. Canada Director	Business Consultant providing training for Chinese banks, general financial consulting for companies operating in Canada and China, real estate acquisition and donations to charitable organizations	2004/02/17	95,000
Ian Smith [4] Vancouver, B.C. Canada Director	Mineral exploration company executive	2006/09/21	40,000
Jay Sujir[5] Vancouver, B.C. Canada Non-Executive Chair and Director	Partner in the law firm of Anfield, Sujir, Kennedy & Durno	2003/02/19	25,000

Name, Province or State and Country of Residence[1] of Nominee and Present Positions with Crosshair	Principal Occupation and, if not a present and elected director, occupation during last five years [1]	Period from which Nominee has been a director	Number of Common Shares Held 2 3
Leo Power [4] St. John’s, NL, Canada Director	President, L. Power Consulting Inc.	2006/11/17	40,700
Chris Collingwood St. John’s, NL, Canada Director	Chair and CEO of Baine Johnston Corp. (“Baine Johnston”), a privately held Newfoundland firm	2007/10/25	250,300
Derrick (Rick) Gill St. John’s, NL, Canada Director	Self-employed consultant, January 2008 to date; Executive Vice President, Voisey’s Bay Nickel Company, 1995 to 2007	2008/05/27	Nil
Ronald J. Atlas Wilmette, IL, USA Director	Certified Public Accountant and licensed attorney in the U.S.	2008/07/29	Nil

1 The information as to country of residence and principal occupation, not being within the knowledge of Crosshair, has been furnished by the respective directors individually.
2 The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of Crosshair, has been furnished by the respective directors individually.
3 Common shares beneficially owned, or over which control or direction is exercised, directly and indirectly, at the date hereof, is based upon the information furnished to Crosshair by individual directors. Unless otherwise indicated, such shares are held directly. These figures do not include shares that may be acquired on the exercise of any share purchase warrants or stock options held by the respective directors or officers.
4 Member of Crosshair’s Audit Committee.
5 Member of Crosshair’s Compensation Committee.

Crosshair has an Audit Committee, the members of which are Ian Smith, David Lee and Leo Power and a Compensation Committee, the members of which are Jay Sujir and David Lee. Both the Audit Committee and the Compensation Committee of Crosshair are determined under the discretion of Crosshair’s Board. There are no other standing committees of Crosshair’s Board.

Penalties and Sanctions

Other than disclosed below, none of the persons proposed as directors of Crosshair:

(f)

is, at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity,

	(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,

(ii)

was subject to an event that resulted, after the proposed director ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of the cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, or

(g)

is, at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

(h)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Mark Morabito was a director of Lima Gold Corporation (a prior name of Crosshair), which on February 10, 1999 was the subject of a Section 164 Cease Trade Order for failure to file financial statements. The Cease Trade Order was rescinded on April 14, 1999. At the time Crosshair did not have an active business and was undergoing extensive reorganization.

APPOINTMENT AND REMUNERATION OF AUDITOR

The persons named in the enclosed Form of Proxy will vote for the appointment of Davidson & Company LLP, Chartered Accountants, of Vancouver, British Columbia, as Auditor of Crosshair, to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the directors. Davidson & Company was first appointed as auditor of Crosshair in April 2004.

AMENDMENTS TO CROSSHAIR STOCK OPTION PLAN

Crosshair received shareholder approval of its current Amended Stock Option Plan (“the Plan”) at its Annual Meeting of Shareholders held September 10, 2007.

Crosshair has amended the terms of the Plan (the “Amended Plan”) to make administrative changes to reflect Crosshair’s recent listing on the TSX and to authorize for reissuance under the Plan the 978,750 Crosshair Shares issued pursuant to previous option exercises under the Plan. Crosshair is seeking the approval of shareholders to the Amended Plan. Reference should be made to the full text of the Amended Plan, which is attached hereto as Schedule “A”.

The major features of the Amended Plan can be summarized as follows:

The Crosshair Board, or a committee appointed for such purposes, may from time to time grant to insiders, eligible employees of, or service providers to, Crosshair or its subsidiaries (collectively, “Eligible Persons”) options to acquire Crosshair Shares in such numbers, for such terms and at such exercise prices as may be determined by the Crosshair Board or such committee. The purpose of the Amended Plan is to attract, retain and provide incentives to Eligible Persons and to advance the interests of Crosshair by facilitating equity participation in Crosshair by such persons through the acquisition of Crosshair Shares of the Company. The Crosshair Board, or a committee appointed for such purposes, also has the authority under the Plan to determine other terms and conditions relating to the grant of Crosshair Options, including any applicable vesting provisions.

The maximum number of Crosshair Shares that may be reserved for issuance for all purposes under the Plan is 11,308,528 Crosshair Shares which represents 11.92% of the issued and outstanding shares, or such additional amount as Crosshair’s shareholders may approve from time to time. Any Crosshair Shares subject to a share option which for any reason is cancelled or terminated without having been exercised will again be available for grant under the Amended Plan.

No Crosshair Options may be granted under the Plan which, together with all of Crosshair’s previously established and outstanding stock option plans or grants, could result (i) at any time, or (ii) within any 12 month period, in the grant to insiders of a number of Crosshair Shares underlying Crosshair Options exceeding 10% of the Crosshair Shares, unless Crosshair has obtained the requisite Disinterested Shareholder Approval. The maximum number of Crosshair Shares reserved for issuance to any one Participant under the Amended Plan and under any other share compensation arrangement is limited to 5% of the Crosshair Shares outstanding at the time of the grant.

The Crosshair Board may from time to time, subject to applicable law and to the prior approval, if required, of the TSX or any other regulatory body having authority over Crosshair or the Amended Plan or, if required by the rules and policies of the TSX, the shareholders of Crosshair, suspend, terminate or discontinue the Amended Plan at any time, or amend or revise the terms of the Amended Plan or of any Option granted under the Amended Plan. The Crosshair Board may make the following amendments to the Amended Plan without obtaining shareholder approval: changes of a clerical or grammatical nature, changes regarding the Participants who may participate in the Amended Plan, changes to the exercise price of Crosshair Options, changes to the term of Crosshair Options, changes regarding the right to exercise Crosshair Options after termination, changes to add a cashless exercise feature to the Amended Plan, and changes regarding the vesting of Crosshair Options. However, shareholder approval must be obtained for: (i) any amendment to the maximum number of Crosshair Shares reserved for issuance under the Amended Plan; (ii) any amendment that would reduce the exercise price of an outstanding Crosshair Option of an insider; and (iii) any amendment that would extend the term of a Crosshair Option granted under the Amended Plan to an insider beyond its expiry date.

The Crosshair Board has the authority under the Amended Plan to establish the option price at the time each share option is granted. The option price may not be lower than the market price, being the closing price, of the Crosshair Shares as traded on the TSX on the last business day proceeding the date on which the option is approved by the Crosshair Board. The Crosshair Board, or a committee appointed for such purposes, also has the authority under the Amended Plan to determine other terms and conditions relating to the grant of Crosshair Options, including any applicable vesting provisions.

The term of Crosshair Options granted under the Amended Plan shall not exceed 10 years from the date of grant. The term of Crosshair Options may be extended beyond 10 years in the event that the expiry date of a Crosshair Option occurs either during a period in which the trading of Crosshair Shares by the optionee is restricted under the insider trading policy or other policy of Crosshair or within ten business days following such a period. All options granted under the Amended Plan are not assignable or transferable other than by will or the laws of dissent and distribution. If an optionee ceases to be an Eligible Person for any reason whatsoever other than death, each option held by such optionee will cease to be exercisable 30 days following the termination date (being the date on which such optionee ceases to be an Eligible Person). If an optionee dies, the legal representative of the optionee may exercise the optionee's options within one year after the date of the optionee's death but only up to and including the original option expiry date.

Crosshair does not provide any financial assistance to participants in order to facilitate the purchase of Crosshair Shares under the Amended Plan. As at July 31, 2008 there were options outstanding under the Plan to acquire 7,218,000 Crosshair Shares, representing 7.61% of Crosshair’s issued and outstanding shares.

Of 11,308,528 shares reserved for issuance under the Plan, 978,750 options have been exercised and 7,218,000 Crosshair Options (representing 7.61% of Crosshair’s issued and outstanding shares) remain outstanding, leaving 3,111,778 options available for grant. Approval of the Amended Plan will also have the effect of making the 978,750 shares which have previously been issued under the terms of the Plan available for grant once again, bringing the total number of Crosshair Options available for grant under the Amended Plan to 4,090,528 (representing 4.31% of Crosshair’s issued and outstanding shares). This will provide Crosshair with added flexibility in attracting executives, employees and consultants.

Shareholders will be asked to consider, and if thought fit, pass the resolution attached as Schedule “B” to this Information Circular approving the implementation of the Amended Plan. Crosshair’s Board recommends that the Shareholders approve this resolution.

APPROVAL AND RATIFICATION OF ACTS OF DIRECTORS

Management of Crosshair proposes that the Shareholders ratify, approve and confirm the actions, deeds and conduct of the directors and officers taken on behalf of Crosshair since the last annual general meeting. Accordingly, Shareholders will be asked to consider and approve the following resolutions, with or without modification:

“RESOLVED, as an Ordinary Resolution, that:

(a)

notwithstanding (i) any failure to properly convene, proceed with, or record any meeting of the Board of Directors or Crosshair for any reason whatsoever, including, without limitation, the failure to properly waive or give notice of a meeting, hold a meeting in accordance with a notice of a meeting, have a quorum present at a meeting, sign the minutes of a meeting or sign a ballot electing a slate of directors; or (ii) any failure to pass any resolution of the directors or Shareholders of Crosshair or any articles of Crosshair for any reason whatsoever, all approvals, appointments, elections, resolutions, contracts, acts and proceedings enacted, passed, made done or taken since September 10, 2007 as set forth in the minutes of the meetings, or resolutions of the Board of Directors or Shareholders of Crosshair or other documents contained in the minutes book and record book of Crosshair, or in the financial statements of Crosshair, and all action heretofore taken in reliance upon the validity of such minutes, documents and financial statements, are hereby sanctioned, ratified, confirmed and approved; and

(b)

without limiting the generality of the foregoing, all resolutions, contracts, acts and proceedings of the Board of Directors of Crosshair enacted, made, done or taken since the last annual general meeting as set forth or referred to in the minutes and record books of Crosshair or in the financial statements of Crosshair, are hereby approved, ratified and confirmed.”

EXECUTIVE COMPENSATION

Definitions

For the purpose of this Information Circular:

“Chief Executive Officer” or “CEO” of Crosshair means an individual who served as chief executive officer of Crosshair or acted in a similar capacity during the most recently completed financial year;

“Chief Financial Officer” or “CFO” of Crosshair means an individual who served as chief financial officer of Crosshair or acted in a similar capacity during the most recently completed financial year;

“Executive Officer” of Crosshair for the financial year, means an individual who at any time during the year was:

(a)	a chair of Crosshair;

(b)	a vice-chair of Crosshair;

(c)	the president of Crosshair;

(d)	a vice-president of Crosshair in charge of a principal business unit, division or function such as sales, finance or production; or

(e)	an officer of Crosshair or any of its subsidiaries or any other person who performed a policy-making function in respect of Crosshair.

“Named Executive Officers” or “NEOs” means:

(a)	each CEO;

(b)	each CFO;

(c)

each of Crosshair’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year, and whose total salary and bonus exceeds $150,000; and

(d)

any additional individuals for whom disclosure would have been provided under (c) above, but for the fact that the individual was not serving as an executive officer of Crosshair at the end of the most recently completed financial year-end.

“Long Term Incentive Plan” (“LTIP”) means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. Crosshair did not grant any LTIP awards during the year ended April 30, 2008.

“Stock Appreciation Right” (“SAR”) means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly trading securities. Crosshair did not grant any SARs during the year ended April 30, 2008.

Summary Compensation Table

The following table contains information about the compensation paid to, or earned by, those who were, at April 30, 2008, Crosshair’s Named Executive Officers. Crosshair had four Named Executive Officers during the fiscal year ended April 30, 2008, namely Mark J. Morabito, Geir Liland, Douglas R. Brett and Paul Hosford:

Name & Principal Position	Annual Compensation				Long Term Compensation
	Fiscal Year End	Salary	Bonus	Other Annual Comp.	Common Shares Under Options Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen- sation
Mark J. Morabito CEO[1]	2008/04/30 2007/04/30 2006/04/30	$200,000 $200,000 N/A	$200,000 $200,000 $75,000	$24,000 $10,125 $150,000	N/A 1,500,000 400,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Geir Liland CFO[2]	2008/04/30 2007/04/30 2006/04/30	N/A N/A N/A	N/A N/A N/A	$15,000 $50,000 N/A	N/A 300,000 N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Douglas R. Brett CFO[3]	2008/04/30 2007/04/30 2006/04/30	N/A N/A N/A	N/A N/A N/A	$56,250 N/A N/A	200,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Paul Hosford President & COO[4]	2008/04/30 2007/04/30 2006/04/30	$52,083 N/A N/A	N/A N/A N/A	$375 N/A N/A	500,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

1 Mr. Morabito was appointed Chief Executive Officer and President of Crosshair effective January 29, 2003. Mr. Morabito resigned as President of Crosshair effective February 18, 2008.
2 Mr. Liland served as Crosshair’s Chief Financial Officer from May 2, 2006 until August 1, 2007.
3 Mr. Brett was appointed Chief Financial Officer effective August 1, 2008. Mr. Brett is compensated for his services as Chief Financial Officer pursuant to a consulting agreement dated for reference August 1, 2007 between Crosshair, Douglas R. Brett, Inc. (a company controlled by Mr. Brett) and Douglas R. Brett, whereby Douglas R. Brett, Inc. is paid a monthly fee of $6,250 for financial services provided to Crosshair by Mr. Brett. During the year ended April 30, 2008 the total amount paid to Douglas R. Brett, Inc. was $56,250.
4 Mr. Hosford was appointed President and Chief Operating Officer of Crosshair effective February 18, 2008 and commenced receiving an annual salary of $250,000 effective on that date.

LTIP Awards Table

Crosshair does not have a Long Term Incentive Plan (“LTIP”) in place and therefore did not make any LTIP awards to Named Executive Officers during the year ended April 30, 2008.

Options

Option Grants During the Most Recently Completed Financial Year

The following table sets out information regarding stock options granted to the Named Executive Officers during the year ended April 30, 2008:

Name	Securities Under Options Granted	Percent of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price	Market Value of Securities Underlying Options/SARs on the Date of Grant	Expiration Date
Douglas R. Brett	200,000	6.66%	$2.03	$2.03	2012/08/01
Paul Hosford	500,000	16.66%	$1.41	$1.76	2013/01/21

The above listed options vest over a period of two years such that 25% become available for exercise on each of the six, twelve, eighteen and twenty-four month anniversaries of the date of grant.

Aggregated Option Exercises and Financial Year-End Option Values

The following table sets out information regarding option exercises and period end option values for Crosshair’s Named Executive Officers:

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at the end of the Financial Year Exercisable/Not Exercisable	Value of Unexercised In-the- Money Options as of April 30, 2008[1] Exercisable/Not Exercisable
Mark J. Morabito	Nil	Nil	1,950,000/250,000	$60,000/Nil
Geir Liland	25,000	$41,250	362,500/112,500	$15,000/Nil
Douglas R. Brett	Nil	Nil	50,000/200,000	Nil/Nil
Paul Hosford	Nil	Nil	0/500,000	Nil/Nil

1 Based on the closing price of Crosshair’s common shares on the TSX-V on April 30, 2008, being $0.65.

Option Repricings

Crosshair did not reprice any options downward during the year ended April 30, 2008.

Defined Benefit or Actuarial Plan Disclosure

Crosshair did not have defined benefit or actuarial plans in place for Crosshair’s Named Executive Officers for the fiscal year ended April 30, 2008.

Termination of Employment, Change in Responsibilities and Employment Contracts

Crosshair entered into an employment agreement with Mark J. Morabito on May 1, 2006 pursuant to which Crosshair employed Mr. Morabito as its President and Chief Executive Officer commencing on

May 1, 2006. Under the terms of the agreement, Mr. Morabito receives an annual salary of $200,000 and an annual bonus, payable quarterly, of up to $200,000. Mr. Morabito received an initial grant of options to purchase up to 1,000,000 common shares at a price of $1.32 per share and is to receive options to purchase up to 500,000 common shares annually. In the event that Mr. Morabito’s employment is terminated other than for just cause (including, but not limited to, a change of control or constructive dismissal), he would be entitled to receive, at his option, 24 months notice of termination or a lump sum payment amount equal to two times his annual salary, continued participation in Crosshair’s incentive plans and benefits until the expiration of the notice period and the continuation of any existing stock options until the expiration of the notice period. On May 1, 2008, in light of the change to Mr. Morabito’s responsibilities with Crosshair, Mr. Morabito’s annual salary was reduced to $150,000 and his maximum annual bonus was reduced to $100,000.

Crosshair entered into an employment agreement with Paul Hosford on January 21, 2008 pursuant to which Crosshair employed Mr. Hosford as its President and Chief Operating Officer commencing on February 18, 2008. Under the terms of the agreement, Mr. Hosford receives an annual salary of $250,000 and an annual bonus of up to $100,000, payable semi-annually, with the final amount being determined by Crosshair’s Compensation Committee based upon Mr. Hosford’s performance. Mr. Hosford received an initial grant of options to purchase up to 500,000 common shares at a price of $1.41 per share and is to receive options to purchase up to 200,000 common shares annually. In the event that Mr. Hosford’s employment is terminated other than for just cause (including, but not limited to, a change of control or constructive dismissal), he would be entitled to receive, at his option, 24 months notice of termination or a lump sum payment amount equal to two times his annual salary, continued participation in Crosshair’s incentive plans and benefits until the expiration of the notice period and the continuation of any existing stock options until the expiration of the notice period.

Composition of the Compensation Committee

Crosshair’s Compensation Committee currently consists of two members: Jay Sujir and David Lee, all of whom are independent of Crosshair. Prior to the establishment of the Compensation Committee, the executive compensation levels were determined by Crosshair’s Board as a whole.

No member of the Compensation Committee was, during the year ended April 30, 2008, an officer or an employee or former officer of Crosshair or any other subsidiaries, or indebted to Crosshair or any other subsidiaries or another entity in which Crosshair or its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding in support of such indebtedness. No member of the Compensation Committee had any material interest, direct or indirect, in any transaction during the year ended April 30, 2008 or in any proposed transaction which has materially affected or would materially affect Crosshair or any of its subsidiaries.

Report on Executive Compensation

The Compensation Committee, in consultation with the Chief Executive Officer, reviews all matters relating to compensation of executive officers and directors of Crosshair. Compensation levels are designed to attract, retain and motivate Crosshair’s executive officers. The compensation for executive officers is comprised of base salary, annual cash bonuses and incentive stock options.

The Compensation Committee reviews and recommends to Crosshair’s Board for approval, base salaries and grants of incentive stock options for executive officers of Crosshair. The Compensation Committee determines the amount and approves the payment of the annual cash bonus to the Chief Executive Officer. Annual cash bonuses for other executive officers are approved by the Compensation Committee upon recommendation by the Chief Executive Officer.

Base Salary

In determining the base salary of an executive officer, the Compensation Committee places equal weight on the following factors:

(a)	the particular responsibilities related to the position;

(b)	salaries paid by comparable businesses;

(c)	the experience level of the executive officer; and

(d)	his or her overall performance.

Bonus Payments

Executive officers are eligible for annual cash bonuses, after taking into account and giving equal weight to, financial performance, attainment of certain corporate objectives and individual performance. In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for industrial minerals. When applying the financial performance criteria, the Compensation Committee considers factors over which the executive officers can exercise control, such as meeting budget targets established by Crosshair’s Board at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of Crosshair. In determining payout amounts, significant weight is given to market comparable information.

Long-Term Incentives

It is the compensation philosophy of Crosshair to provide a market based blend of base salaries, bonuses and an equity incentive component in the form of options. Crosshair believes that the option component serves to further align the interests of management with the interests of Crosshair’s shareholders.

During the financial year ended April 30, 2008, Crosshair’s Board, on the recommendation of the Compensation Committee, granted options to purchase 200,000 Shares to Douglas R. Brett, Chief Financial Officer and 500,000 Shares to Paul Hosford, President and Chief Operating Officer.

Chief Executive Officer Compensation

The Compensation Committee:

(a)           periodically reviews the terms of reference for Crosshair’s Chief Executive Officer and recommends any changes to Crosshair’s Board for approval;

(b)           reviews corporate goals and objectives relevant to the compensation of the Chief Executive Officer and recommends them to Crosshair’s Board for approval;

(c)           leads the annual Chief Executive Officer review/evaluation process and reports the results of the process to Crosshair’s Board;

(d)           based on the results of the Chief Executive Officer’s evaluation, recommends Chief Executive Officer compensation to Crosshair’s Board for approval; and

(e)           reviews, and if appropriate recommends to Crosshair’s Board for approval, any agreements between Crosshair and the Chief Executive Officer, including those addressing retirement, termination of employment or other special circumstances, as appropriate.

The components of the Chief Executive Officer’s compensation are the same as those which apply to the other senior executive officers of Crosshair, namely base salary, bonus and long-term incentives in the form of stock options. The Compensation Committee presents recommendations of the Compensation Committee to Crosshair’s Board with respect to the Chief Executive Officer’s compensation. In setting the Chief Executive Officer’s salary, the Compensation Committee reviewed salaries paid to other senior officers in Crosshair, salaries paid to other chief executive officers in the industry and the Chief Executive Officer’s impact on the achievement of Crosshair’s objectives for the previous financial year. The Compensation Committee was satisfied that all such recommendations comply with the Compensation Committee’s policy which is both motivational and competitive to put Crosshair in a position to attract, retain and inspire performance of executive officers of a quality and nature that will lead to and enhance the sustainable profitability and growth of Crosshair.

See “– Summary Compensation Table” and “– Option Grants During the Most Recently Completed Financial Year” above for further details regarding compensation for Crosshair’s Chief Executive Officer during the financial year ended April 30, 2008.

* * *

The foregoing report has been prepared by the members of the Compensation Committee, Jay Sujir and David Lee.

Performance Graph

The following performance graph compares the yearly percentage change in the cumulative shareholder return on Crosshair’s Common Shares against the cumulative shareholder return of the S&P/TSX Composite Index for the five-year period commencing April 30, 2003 and ending April 30, 2008, assuming an investment of $100 on April 30, 2003.

	2003/04/30	2004/04/30	2005/04/30	2006/04/30	2007/04/30	2008/04/30
Crosshair	$100.00	$108.70	$213.04	$591.30	$1,147.83	$282.61
S&P/TSX Composite Index	$100.00	$127.40	$147.43	$195.68	$220.58	$235.10

Compensation of Directors

During the financial year ended April 30, 2008, the non-executive directors of Crosshair were paid directors’ fees as follows:

Name of Director	Fees Paid
Geir Liland	$9,000 [1]
Jay Sujir	$21,500
Stewart Wallis	$18,000
David Lee	$18,000
Ian Smith	$18,000
Leo Power	$18,000
Chris Collingwood	$6,000

1 For the period August 1, 2008 to April 30 2008. Prior to August 1, 2008, Mr. Liland was the CFO of Crosshair. See “Summary Compensation Table” above.

In addition, the non-executive directors were granted incentive stock options as follows:

Name of Director	Number of Options	Date of Grant	Exercise Price per Share	Expiry Date
Chris Collingwood	150,000	2007/10/24	$1.95	2012/10/24

The above listed options vest over a period of two years such that 25% become available for exercise on each of the six, twelve, eighteen and twenty-four month anniversaries of the date of grant.

During Crosshair’s most recently completed financial year, a private company controlled by Stewart Wallis, a former director of Crosshair, received geological consulting fees in the amount of $15,600.

During Crosshair’s most recently completed financial year, Crosshair incurred $122,577 in legal fees to the firm of Anfield Sujir Kennedy & Durno. Jay Sujir, a director of Crosshair, is a partner in Anfield Sujir Kennedy & Durno.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out particulars of the compensation plans and individual compensation arrangements under which equity securities of Crosshair are authorized for issuance as of April 30, 2008:

Plan Category	(A) Number of Securities to be issued upon exercise of outstanding options, warrants and rights	(B) Weighted average exercise price of outstanding warrants and rights	(C) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by securityholders	9,593,000	$1.71	736,778
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
TOTAL	9,593,000	$1.71	736,778

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no director, executive officer or senior officer of Crosshair, or any proposed nominee for election as a director of Crosshair, or any associate or affiliate of any such director, executive officer or senior officer or proposed nominee, is or has been indebted to Crosshair or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by Crosshair or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of Crosshair.

During the year ended April 30, 2008, Crosshair made a loan to a full-time employee in the aggregate amount of $52,337. The loan is re-payable on demand and carries interest at a rate per annum equal at all times to the prescribed rate in effect from time to time pursuant to paragraph 4301(c) of the regulations to the Income Tax Act (Canada) (the “Tax Act”), presently 3% per annum, calculated daily. During the year ended April 30, 2007, Crosshair made loans in the aggregate amount of $63,490 to the same employee on the same terms. The following table summarizes the loans outstanding to July 31, 2008:

AGGREGATE INDEBTEDNESS ($)
Purpose	To Crosshair or its Subsidiaries	To Another Entity
Share purchases	Nil	Nil
Other	$122,232	Nil

MANAGEMENT CONTRACTS

The business of Crosshair is managed by its directors and officers and Crosshair is not a party to any management contracts with persons who are not officers or directors of Crosshair.

THE ARRANGEMENT

General

The purpose of the Arrangement is to reorganize Crosshair and its present operations into two separate public companies: Crosshair and Gemini. Upon the Arrangement becoming effective, Shareholders of record on the Share Distribution Record Date will become shareholders in both companies and will receive one Crosshair New Share for each Crosshair Share, and one Gemini Share for every 5.5 Crosshair Shares, held by such Shareholder on such date. Gemini will apply to have its shares listed on the TSX-V.

On June 5, 2008, Crosshair’s Board announced the proposed Arrangement to reorganize the capital of Crosshair and Crosshair’s mineral property assets in an effort to maximize shareholder value. The Arrangement has been proposed in order to facilitate the separation of all of Crosshair’s interests in the Golden Promise Property, South Golden Promise Property and Victoria Lake Property (collectively, the “Spin-Off Properties”) from the properties forming the Central Mineral Belt Uranium Project located in Newfoundland (the “CMB Properties”). Pursuant to the Arrangement, the Spin-Off Properties will be transferred to Gemini, while Crosshair will retain all of the CMB Properties. Concurrently, Crosshair will transfer to Gemini 1,764,700 shares of a public company listed on the TSX-V (the “Pubco Shares”, and together with the Spin-Off Properties, the “Spin-Off Assets”). Gemini will be funded by a planned prospectus offering, as no monetary amounts are being transferred in the Arrangement. See “Information Concerning Gemini Post-Arrangement – Financing”.

Paragon Purchase and Sale Agreement

Paragon Minerals Corporation (“Paragon”) is the legal holder of an undivided 100% title and interest (subject to certain underlying agreements and joint venture agreements) in the Spin-Off Properties. Pursuant to certain agreements Paragon has granted options to Crosshair to earn a 60% interest in the Spin-Off Properties. Crosshair has fully earned its 60% interest in both the South Golden Promise Property and the Victoria Lake Property and has the right to earn a 60% interest in the Golden Promise

Property over a four year period expiring in May 2010. On May 20, 2008, Crosshair, Gemini and Paragon entered into a Purchase and Sale Agreement (the “Paragon Purchase and Sale Agreement”) whereby Paragon will transfer all of its interest in the Spin-Off Properties to Gemini in exchange for 16,201,413 Gemini Shares (the “Consideration Shares”). Additionally, pursuant to the Paragon Purchase and Sale Agreement, Paragon may sell up to 1,333,333 of its Gemini Shares concurrently with the Financing and qualified by the Prospectus (the “Paragon Secondary Offering”).

Provided that Paragon holds at least 20% of the then current issued and outstanding common shares of Gemini, if at any time following completion of the Financing Gemini undertakes any equity financing by way of prospectus (including but not limited to by way of common shares, units, warrants, special warrants, subscription receipts or convertible debt) (a "Subsequent Financing"), Paragon will have the right (but not the obligation) to participate in such Subsequent Financing as a seller in order to sell such number of the remaining Consideration Shares as shall comprise at least 10% of the amount of any such Subsequent Financing, provided that Paragon shall not be permitted to sell more than 30% of Paragon’s ownership of then current issued and outstanding common shares of Gemini in any single Subsequent Financing. Gemini shall permit Paragon to qualify Paragon's sale of such Consideration Shares in such Subsequent Financing by way of such prospectus.

The completion of the transactions contemplated by the Paragon Purchase and Sale Agreement are subject to certain conditions, including the following:

1.

Crosshair and Gemini shall have entered into a purchase and sale agreement for Crosshair’s interest in the Spin-Off Properties and any conditions to the performance of that agreement shall have been satisfied or waived.

2.	The Arrangement shall have been approved by the shareholders of Crosshair and the Court.

3.

All regulatory approvals and consents to the transactions contemplated by the Paragon Purchase and Sale Agreement shall have been obtained and be in full force and effect, including the approval of any stock exchange that the securities of any of the parties are listed on or to which an application for listing has been made.

4.	The Financing and Paragon Secondary Offering shall have been completed on terms reasonably acceptable to Paragon.

5.

Paragon shall have been satisfied, acting reasonably, with the results of its due diligence investigation of Gemini, including satisfaction with the tax implications of the Arrangement and the sale of its legal and beneficial interest in the Spin-Off Properties to Gemini.

If any of the conditions set out in the Paragon Purchase and Sale Agreement are not fulfilled or performed, Paragon may terminate the Purchase and Sale Agreement, or Paragon may waive the condition in whole or in part.

Reasons for the Arrangement

The reorganization is designed to improve the identification and valuation of specific Crosshair properties, to enhance Crosshair’s ability to divest specific properties through simpler corporate ownership, and to enable Crosshair to separately finance and develop its various assets, selectively reducing stock dilution.

Crosshair’s Board is of the view that the Arrangement will benefit Crosshair and its Shareholders. Crosshair’s Board believes the formation of Gemini to hold the Spin-Off Properties will allow management of Crosshair to focus entirely on the development of the more advanced CMB Properties, and free management of Gemini to facilitate separate fund-raising, exploration and mining strategies that will be required to move the exploration stage Spin-Off Properties forward. In addition, Crosshair believes that the creation of two separate public companies dedicated to the pursuit of their respective businesses will focus the efforts of each company, provide Shareholders with additional investment flexibility and also better reflect the value of all of Crosshair’s current assets, including the Spin-Off Assets.

Recommendation of Directors

Crosshair’s Board approved the Arrangement and recommended and authorized the submission of the Arrangement to the Shareholders and the Court for approval. Crosshair’s Board has concluded that the Arrangement is in the best interests of Crosshair and its Shareholders, and recommends that the Shareholders vote in favour of the Arrangement Resolution proposed to be passed at the Meeting as set forth in the Notice of Meeting.

In reaching this conclusion, Crosshair’s Board considered the benefits to Crosshair and its Shareholders, as well as the financial position, opportunities and the outlook for the future potential and operating performance of Crosshair and Gemini, respectively.

Fairness of the Arrangement

The Arrangement was determined to be fair to the Shareholders by management and Crosshair’s Board based upon the following factors, among others:

1.	The procedures by which the Arrangement will be approved, including the requirement for two- thirds Shareholder approval and approval by the Court after a hearing at which fairness will be considered;

2.	The proposed listing of the Gemini Shares on the TSX-V and the continued listing of the Crosshair New Shares on the TSX; and

3.

The opportunity for Shareholders who are opposed to the Arrangement, upon compliance with certain conditions, to dissent from the approval of the Arrangement in accordance with the Interim Order, and to be paid fair value for their Crosshair Shares.

Each Shareholder on the Share Distribution Record Date will participate in the Arrangement on a pro rata basis and, upon completion of the Arrangement, will continue to hold the same pro rata interest that the Shareholder held in Crosshair prior to completion of the Arrangement through the Shareholder’s holdings of Crosshair New Shares and Gemini Shares.

Details of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is annexed as Schedule “D” to this Information Circular, and the Plan of Arrangement, which forms Exhibit II to the Arrangement Agreement. Each of these documents should be read carefully in its entirety.

Pursuant to the Plan of Arrangement, save and except for Dissenting Shares, the following principal steps will occur and be deemed to occur in the following chronological order as part of the Arrangement:

(a)

Crosshair will transfer the Spin-Off Assets to Gemini in exchange for that number of Gemini Shares having an aggregate fair market value equal to the fair market value of the Spin-Off Assets (less the amount of related liabilities of Crosshair being assumed by Gemini) and Crosshair and Gemini will jointly elect pursuant to the terms of section 85 of the Tax Act at elected amounts to be determined by Crosshair within the limits set out in the Tax Act;

(b)	the authorized share structure of Crosshair shall be reorganized and altered by:

(i) renaming and redesignating all of the issued and unissued Crosshair Shares as Class A common shares (the “Crosshair Class A Shares”), and

(ii) creating an unlimited number of common shares without par value with terms identical to the Crosshair Shares (the “Crosshair New Shares”);

(c)	Crosshair’s Notice of Articles shall be amended to reflect the alterations in (b) above;

(d)

pursuant to the reorganizing each issued and outstanding Crosshair Class A Share outstanding on the Share Distribution Record Date shall be exchanged for one Crosshair New Share and 0.1818182 of one Gemini Share and such Shareholders shall cease to be the holders of the Crosshair Class A Shares so exchanged. While each Shareholder’s fractional Gemini Shares will be combined, no fractional shares will be issued and Shareholders will not receive any compensation in lieu thereof. The name of each Shareholder who is so deemed to exchange his, her or its Crosshair Class A Shares, shall be removed from the central securities register of Crosshair Class A Shares with respect to the Crosshair Class A Shares so exchanged and shall be added to the central securities registers of Crosshair New Shares and Gemini Shares as the holder of the number of Crosshair New Shares and Gemini Shares, deemed to have been received on the exchange. The aggregate paid up capital of the Crosshair New Shares will be equal to the paid up capital of the Crosshair Class A Shares immediately prior to the reorganization less the fair market value of the Gemini Shares;

(e)

the Crosshair Class A Shares, none of which will be allotted and issued once the steps referred to in (b) and (d), are completed, shall be cancelled and the authorized capital of Crosshair shall be diminished by deleting the Crosshair Class A Shares as classes of shares of Crosshair; and

(f)	the Notice of Articles of Crosshair shall be amended to reflect the alterations in (e) above.

Authority of Board of Directors of Crosshair

By passing the Arrangement Resolution approving the Arrangement, the Shareholders will also be giving authority to Crosshair’s Board to use its best judgement to proceed with and cause Crosshair to complete the Arrangement in the event of any variation of, or amendments to, the Arrangement Agreement, without any requirement to seek or obtain any further approval of the Shareholders.

The Arrangement Resolution also provides that the Plan of Arrangement may be amended by Crosshair’s Board before or after the Meeting without further notice to Shareholders. Crosshair’s Board has no current intention to amend the Plan of Arrangement; however, it is possible that management of Crosshair may determine, on the basis set forth below, that it is appropriate that amendments be made.

Conditions to the Arrangement

The Arrangement Agreement provides that the Arrangement will be subject to the fulfillment of certain conditions, including the following:

(a)	the Arrangement Agreement must be approved by the Shareholders in the manner referred to under “ – Shareholder Approval”;

(b)	the Arrangement must be approved by the Court in the manner referred to under “ – Court Approval of the Arrangement”;

(c)

the TSX shall have conditionally approved the Arrangement, including the listing of the Crosshair Class A Shares in substitution for the Crosshair Shares, the delisting of the Crosshair Class A Shares and in substitution the listing of the Crosshair New Shares and the TSX-V shall have conditionally approved the listing of the Gemini Shares issuable under the Arrangement, as of the Effective Date, subject to compliance with the requirements of each exchange;

(d)

all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required or necessary or desirable for the completion of the transactions provided for in the Arrangement Agreement and the Plan of Arrangement shall have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances each in form acceptable to Crosshair and Gemini;

(e)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Arrangement Agreement and the Arrangement;

(f)	notices of dissent shall not have been delivered by Shareholders holding greater than 3% of the outstanding Shares; and

(g)	the Arrangement Agreement shall not have been terminated as provided for therein.

If any of the conditions set out in the Arrangement Agreement are not fulfilled or performed, Crosshair or Gemini may terminate the Arrangement Agreement, or Crosshair or Gemini may waive the condition in whole or in part. As soon as practicable after the fulfillment of the conditions contained in the Arrangement Agreement, Crosshair’s Board intends to cause a certified copy of the Final Order to be filed with the Registrar under the BCBCA, together with such other material as may be required by the Registrar in order that the Arrangement will become effective.

Management of Crosshair believes that all material consents, orders, regulations, approvals or assurances required for the completion of the Arrangement will be obtained prior to the Effective Date in the ordinary course upon application therefor.

If the Arrangement Resolution is not passed by an adequate majority of eligible votes at the Meeting, the Arrangement will not be completed, Crosshair will continue to hold and manage the Spin-Off Assets in the same manner as it presently does, and Gemini will continue as a private company.

Shareholder Approval

In order for the Arrangement to become effective, the Arrangement Resolution must be passed, with or without variation, by at least two-thirds of the eligible votes cast at the Meeting in respect of the Arrangement Resolution by holders of Crosshair Shares.

The Arrangement Resolution must not include votes attached to Crosshair Shares which, to the knowledge of Crosshair or its directors or executive officers, are beneficially owned or over which control or direction is exercised by the following persons:

(a)

an interested party who is not treated identically to all other holders of Crosshair Shares and who receives, directly or indirectly, as a consequence of the related party transaction, consideration of greater value than that received by all other holders of Crosshair Shares;

(b)	a related party of an interested party, unless:

(i) the related party is a director of the issuer who is independent of the interested party; or

(ii)

the related party and the interested party are treated identically to all other holders of Crosshair Shares and do not receive, directly or indirectly, as a consequence of the related party transaction, consideration of greater value than that received by all other holders of Crosshair Shares and the related party of an interested party does not hold, directly or indirectly, whether alone or jointly or in concert with others, securities of more than one party to the related party transaction sufficient to affect materially the control of such parties; and

(c)	a person or company acting jointly or in concert with a person or company referred to in paragraph (a) or (b) in respect of the transaction.

Certain directors and executive officers of Crosshair own Crosshair Shares and/or options to acquire Crosshair Shares. Insofar as such persons will receive Gemini Shares based on the same pro rata distribution as the other Shareholders with respect to the distribution of the Gemini Shares to the Shareholders under the Arrangement, they are not considered to be “interested parties” within the meaning of Multilateral Instrument 61-101.

The Shareholder will be asked to consider and approve the Arrangement by approving the Arrangement Resolution in substantially the form set out in Schedule “C” to this Information Circular. If the Arrangement Resolution is not passed by an adequate majority of eligible votes at the Meeting, the Arrangement will not be completed, and Crosshair will continue to hold and manage the Spin-Off Assets in the same manner that it presently does and Gemini will continue as a private corporation.

Court Approval of the Arrangement

A Plan of Arrangement under the BCBCA requires court approval. Prior to the mailing of this Information Circular, Crosshair obtained an interim order of the Court authorizing the calling and holding of the Meeting and prescribing the conduct of the Meeting (the “Interim Order”) which is attached as Schedule “G” to this Information Circular. The Interim Order, among other things, provides for the calling and holding of the Meeting and caused to be issued the notice of application for the final order of the Court (the “Final Order”). The Interim Order does not constitute approval of the Plan of Arrangement or the contents of this Information Circular by the Court. As set forth in the Interim Order, the hearing in respect of the Final Order is scheduled to take place before the Court on September 19, 2008, at 9:45 a.m. (Vancouver time) at the Law Courts, 800 Smithe Street, Vancouver, British Columbia, subject to the adoption of the Plan of Arrangement by Crosshair’s Shareholders at the Meeting.

The authority of the Court is very broad under the BCBCA. Crosshair has been advised by its counsel that the Court may make any enquiry it considers appropriate and may make any order it considers appropriate with respect to the Plan of Arrangement. The Court will consider, among other things, the fairness and reasonableness of the Plan of Arrangement to Shareholders. The Court may approve the Plan of Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.

The Court will be advised prior to the hearing of the application for the Interim Order and the Final Order that the Court’s determination that the Plan of Arrangement is fair and reasonable will form the basis for an exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereunder with respect to the securities of Crosshair and Gemini to be issued pursuant to the Plan of Arrangement.

Approval of Organization of Gemini and the Gemini Stock Option Plan

Subject to the approval of the Arrangement Resolution, the Shareholders will be asked to consider and approve the organization of Gemini including the Gemini Stock Option Plan by approving the resolution in substantially the form set out in Schedule “E” to this Information Circular. The full text of the Gemini Stock Option Plan is attached as Schedule “F” to this Information Circular.

Proposed Timetable for Arrangement

The anticipated timetable for the completion of the Arrangement and the key dates proposed are as follows:

Record Date for the Meeting:	August 11, 2008
Annual and Special General Meeting:	September 15, 2008
Final Court Approval:	September 19, 2008
Share Distribution Record Date:	October 6, 2008
Effective Date:	October 10, 2008
Mailing of Certificates for Gemini Shares:	October 14, 2008

The Boards of Directors of Crosshair and Gemini will determine the exact Share Distribution Date, Effective Date and Mailing of Certificates for Gemini Shares date depending on when all the conditions to the completion of the Arrangement are satisfied. Notice of the actual Effective Date and Share Distribution Record Date will be given to Shareholders through a press release and TSX Bulletin when all the conditions to the Arrangement have been met or the Court and Crosshair’s Board are of the view that all transactions will be completed.

The foregoing dates may be amended if all of the conditions to the completion of the Arrangement are not met by October 10, 2008.

Gemini Share Certificates and Certificates for Crosshair New Shares

Pursuant to the Plan of Arrangement, the close of business on the fourth Business Day prior to the Effective Date has been established as the Share Distribution Record Date for purposes of determining Shareholders who will be entitled to receive certificates representing Gemini Shares. After the Share Distribution Record Date, the share certificates representing, on their face, Crosshair Shares are deemed to represent only Crosshair New Shares. On or before the Share Distribution Record Date, the share certificates representing, on their face, Crosshair Shares are deemed under the Plan of Arrangement to represent Crosshair New Shares and an entitlement to Gemini Shares in accordance with the terms of the Arrangement. As soon as practicable after the Effective Date, share certificates representing the Gemini Shares will be sent to all Shareholders of record on the Share Distribution Record Date.

No new share certificates will be issued for the Crosshair New Shares issued pursuant to the Arrangement and therefore holders of Crosshair Shares must retain their certificates as evidence of their ownership of Crosshair New Shares. Certificates representing, on their face, Crosshair Shares will constitute good delivery in connection with the sale of Crosshair New Shares completed through the facilities of the TSX after the Effective Date.

Relationship Between Crosshair and Gemini after the Arrangement

On completion of the Arrangement, the following individuals will be directors and/or executive officers of both Crosshair and Gemini: Mark Morabito, Paul Hosford, Ian Smith, Julie Bolden and Evelyn Cox. See “Information Concerning Gemini Post Arrangement – Directors, Officers and Management of Gemini”.

Effect of Arrangement on Outstanding Stock Options and Share Purchase Warrants

Crosshair Options

Holders of Crosshair Options will not receive any new securities in the arrangement and no adjustments will be made to the terms of the Crosshair Options.

Crosshair Warrants

Holders of Crosshair Warrants will not receive any new securities in the arrangement and no adjustments will be made to the terms of the Crosshair Warrants.

Resale of Crosshair New Shares and Gemini Shares

Exemption from Canadian Prospectus Requirements and Resale Restrictions

The issue of Crosshair New Shares and Gemini Shares pursuant to the Arrangement will be made pursuant to exemptions from the registration and prospectus requirements contained in applicable provincial securities legislation in the provinces of Canada. Under applicable provincial securities laws, such Crosshair New Shares and Gemini Shares may be resold in Canada without hold period restrictions, except that any person, company or combination of persons or companies holding a sufficient number of Crosshair New Shares or Gemini Shares to affect materially the control of Crosshair or Gemini, respectively, will be restricted in reselling such shares pursuant to securities laws applicable in Canada. In addition, unless otherwise exempted, existing hold periods on any Crosshair Shares in effect prior to the Effective Date, will be carried forward to the Crosshair New Shares and the Gemini Shares that result from such Crosshair Shares under the Arrangement.

The foregoing discussion is only a general overview of the requirements of Canadian securities laws for the resale of the Crosshair New Shares and the Gemini Shares received upon completion of the Arrangement. All holders of Crosshair Shares are urged to consult with their own legal counsel to ensure that any resale of their Crosshair New Shares and Gemini Shares complies with applicable securities legislation.

Exemption from United States Registration Requirements and Resale Restrictions

The Crosshair and Gemini securities to be issued to securityholders pursuant to the Arrangement will not be registered under the U.S. Securities Act or applicable state securities laws. Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act and pursuant to exemptions from applicable state securities laws. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on August 15, 2008 and, subject to the approval of the Arrangement by Shareholders, a hearing on the Arrangement will be held on September 19, 2008 by the Court. The Final Order will, if granted, constitute the basis for the exemption from registration under the U.S. Securities Act for the Crosshair and Gemini securities delivered pursuant to the Arrangement. See “The Arrangement – Court Approval of the Arrangement” above.

The Crosshair New Shares and Gemini Shares to be issued to Shareholders in the United States will be freely tradable under U.S. federal securities laws, except by persons who are “affiliates” of Crosshair or Gemini prior to the Arrangement or “affiliates” of Crosshair or Gemini after the Arrangement. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that directly or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Holders of Crosshair New Shares and Gemini Shares who were “affiliates” of Crosshair before the Arrangement or will be “affiliates” of Crosshair or Gemini after the Arrangement will be subject to the U.S. Securities Act and applicable state securities laws restrictions on the resale of their Crosshair New Shares and Gemini Shares following the consummation of the Arrangement. Subject to certain limitations, affiliates may immediately resell Crosshair New Shares and Gemini Shares outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. Crosshair New Shares and Gemini Shares held by such affiliates may also be resold in other transactions exempt from the registration requirements of the U.S. Securities Act, including a transaction completed in accordance with the volume, current public information and manner of sale limitations of Rule 144 under the U.S. Securities Act. These limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of 1% of the outstanding securities of Crosshair or Gemini, as applicable, or, if such securities are listed on a United States national securities exchange or reported through the automated quotation system of a registered securities association in the United States, the average weekly trading volume of the respective securities over the four calendar weeks preceding the placement of the sell order, and that sales be made in unsolicited, open market “broker’s transactions” at times when certain information specified by the Rule 144 is publicly available with respect to Crosshair or Gemini, as applicable.

Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of the Crosshair New Shares issuable upon the exercise of the Crosshair Options or the Crosshair New Shares to be issued upon the exercise of Crosshair Warrants. The Crosshair Options and Crosshair Warrants may be exercised only pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. As a result, the Crosshair Options and Crosshair Warrants may only be exercised by a holder who represents that, at the time of exercise, the holder is not then located in the United States, is not a “U.S. person”, as defined in Rule 902 of Regulation S under the U.S. Securities Act (a “U.S. Person”), and is not exercising the Crosshair Options or Crosshair Warrants, as applicable, for the account or benefit of a U.S. Person or a person in the United States, unless the holder provides a legal opinion or other evidence reasonably satisfactory to Crosshair to the effect that the exercise of the Crosshair Options or Crosshair Warrants, as applicable, does not require registration under the U.S. Securities Act or applicable state securities laws.

In addition, any Crosshair New Shares issuable upon the exercise of the Crosshair Options and Crosshair New Shares issuable upon the exercise of Crosshair Warrants in the United States or for the account or benefit of a U.S. Person or a person in the United States will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, certificates representing such Crosshair New Shares and Gemini Shares, as applicable, will bear a legend to that effect, and such Crosshair New Shares and Gemini Shares, as applicable, may be resold only pursuant to an exemption from the registration requirements of the U.S. Securities Act and all applicable state securities laws. Subject to certain limitations, Crosshair New Shares and Gemini Shares, as applicable, may be resold outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Crosshair New Shares and the Gemini Shares received upon completion of the Arrangement and the Crosshair New Shares issuable upon exercise of the Crosshair Options, and Crosshair New Shares issuable upon the exercise of Crosshair Warrants. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

Expenses of Arrangement

Pursuant to the Arrangement Agreement, the costs relating to the Arrangement, including without limitation, financial, advisory, accounting, and legal fees will be borne by the party incurring them unless otherwise agreed by the parties. The costs of the Arrangement to the Effective Date will be borne by Crosshair.

INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations generally applicable in respect of the reorganization of capital of Crosshair, consisting of the redesignation of Crosshair Shares as Crosshair Class A Shares (the “Redesignation”), the exchange of each Crosshair Class A Shares for one Crosshair New Share and 0.1818182 of one Gemini Share (the “Share Exchange”) for shareholders who are the beneficial owners of Crosshair Class A Shares who, for purposes of the Tax Act, deal and will deal at arm’s length with Crosshair and Gemini, are not affiliated with Crosshair or Gemini, and hold and will hold their Crosshair Shares and Gemini Shares, as applicable, as capital property.

Crosshair Shares will generally be considered to be capital property to a holder thereof provided that such holder does not hold any such Crosshair Shares or Gemini Shares in the course of carrying on a business of buying and selling securities and has not acquired such Crosshair Shares or Gemini Shares in a transaction considered to be an adventure in the nature of trade. Certain Shareholders who are resident in Canada and who might not otherwise be considered to hold such Crosshair Shares or Gemini Shares as capital property may be entitled to have them treated as capital property by making the irrevocable election outlined in subsection 39(4) of the Tax Act to have their Crosshair Shares or Gemini Shares and every other “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

This summary does not address income tax considerations applicable to directors, officers or other insiders of Crosshair, Gemini or related companies, or persons who hold Crosshair Shares or will hold Gemini Shares subject to escrow, trading or other restrictions that might affect the value thereof. The summary addresses the tax considerations applicable to Crosshair and Gemini only to the extent expressly set out herein.

This summary is not applicable to a Shareholder: (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” or “restricted financial institution” as defined in the Tax Act; (iii) who has acquired Crosshair Shares upon the exercise of an employee stock option; (iv) for whom an interest in which is a “tax shelter investment” as defined under the Tax Act, or (v) to whom the functional currency reporting rules contained in subsection 261(4) of the Tax Act would apply. Such Shareholders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, all proposals to amend the Tax Act or the regulations publicly announced by the federal Minister of Finance (Canada) prior to the date hereof, and the understanding of Blake, Cassels & Graydon LLP of the current published administrative practices of the Canada Revenue Agency (“CRA”). It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant changes to the Tax Act or other applicable law or policy, although no assurance can be given in these respects. For purposes of this summary, it has also been assumed that the Crosshair Class A Shares will be or remain listed on the TSX upon the Redesignation, and the Crosshair New Shares and Gemini Shares will be listed on the TSX and TSX-V, respectively, when issued.

This summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular Shareholder. The tax consequences to any particular Shareholder will depend on a variety of factors including the Shareholder’s own particular circumstances. Therefore, all Shareholders and all persons affected by the Plan of Arrangement should consult their own tax advisors with respect to their particular circumstances. An advance income tax ruling has not been obtained with respect to the transactions contemplated herein.

Residents of Canada

The following summary applies generally to a Shareholder who, for the purposes of the Tax Act, is resident, or is deemed to be resident, in Canada, at all relevant times, and who participates in the reorganization of capital of Crosshair and the Redesignation and the Share Exchange under the Plan of Arrangement.

Shareholders Resident in Canada who Participate in the Plan of Arrangement

Redesignation of Crosshair Shares as Crosshair Class A Shares

Under the Tax Act, the Redesignation is not a taxable event to a Shareholder.

Exchange of Crosshair Class A Shares for Crosshair New Shares and Gemini Shares

The adjusted cost base to a Shareholder resident in Canada of Gemini Shares acquired on the exchange will be equal to the fair market value of the Gemini Shares at the time of the exchange. The adjusted cost base to a Shareholder resident in Canada of Crosshair New Shares acquired on the exchange will be equal to the amount, if any, by which the adjusted cost base of the Shareholder resident in Canada’s Crosshair Class A Shares immediately before the exchange exceeds the fair market value of the Gemini Shares received on the exchange.

Based on discussions between Counsel and management of Crosshair, it is anticipated that the fair market value of the Gemini Shares at the time they are distributed on the exchange of Crosshair Class A Shares for Crosshair New Shares and Gemini Shares will be less than the aggregate paid up capital of the Crosshair Class A Shares (other than Crosshair Class A Shares which are disposed of in consideration for a cash payment as a consequence of the exercise of rights by a shareholder who dissents (a “Dissenter”)) immediately before the distribution. Accordingly, the value of the Gemini Shares should be treated as a return of paid up capital to the Shareholders and no dividend should be deemed to have been paid by Crosshair or received by a Shareholder as a result of the exchange of Crosshair Class A Shares for Gemini Shares and Crosshair New Shares. Based on representations made by Crosshair to Counsel, it is anticipated that the paid up capital of the Crosshair Class A Shares held immediately prior to the Arrangement will be approximately $0.6447 per share.

If the aggregate paid-up capital of the Crosshair Class A Shares (other than Crosshair Class A Shares which are disposed of in consideration for a cash payment as a consequence of the exercise of rights by a Dissenter) immediately before the distribution was less than the fair market value of the Gemini Shares at the time of distribution, Crosshair would be deemed to have paid a dividend on the Crosshair Class A Shares equal to the amount of the excess, and each Shareholder receiving Gemini Shares would be deemed to have received a pro rata portion of the dividend, based on the proportion of Crosshair Class A Shares held. The taxation imposed on a dividend is described under “Dividends on Shares”, below.

A Shareholder whose Crosshair Class A Shares are exchanged for Crosshair New Shares and Gemini Shares will be deemed to have disposed of the Crosshair Class A Shares for proceeds of disposition equal to the cost to the Shareholder of the Crosshair New Shares and the fair market value of the Gemini Shares less the amount of any dividend deemed to be received by the Shareholder on the exchange (which dividend is anticipated to be nil). A shareholder will realize a capital gain (or loss) to the extent such proceeds of disposition less any reasonable costs of disposition exceed (or are less than) the Shareholder’s adjusted cost base of the Crosshair Class A Shares.

See “Taxation of Capital Gains and Losses” below for a general description of the treatment of capital gains and losses under the Tax Act.

Dissenting Shareholders Resident in Canada

A Dissenter will be deemed to receive a dividend equal to the amount by which the amount received (other than in respect of interest awarded by a Court, if any) from Crosshair exceeds the paid-up capital of the Dissenter’s Crosshair Class A Shares. The deemed dividend will be subject to the normal gross-up and dividend tax credit rules under the Tax Act (as described under “Dividends on Shares” below).

In addition, a Dissenter will be considered to have disposed of his or her Crosshair Class A Shares for proceeds of disposition equal to the amount received from Crosshair (less the deemed dividend referred to above and not including any interest awarded by a Court). The Dissenter will realize a capital gain (or capital loss) to the extent such adjusted proceeds of disposition, less any reasonable costs of disposition, exceed (or are exceeded by, respectively) the Dissenter’s adjusted cost base of the Crosshair Class A Shares so disposed of. Any such capital gain or loss will be subject to the normal rules under the Tax Act as described under “Taxation of Capital Gains and Losses” below. Interest awarded to a Dissenter by a Court, if any, must be included by the Dissenter in computing the Dissenter’s income for purposes of the Tax Act.

Dividends on Shares

In the case of a Shareholder who is an individual, dividends received or deemed to be received on Crosshair Class A Shares, Crosshair New Shares or Gemini Shares will be included in computing the individual’s income and will be subject to the gross-up and dividend tax credit rules, normally applicable to taxable dividends received from taxable Canadian corporations. Taxable dividends which Crosshair or Gemini, as the case may be, designate as “eligible dividends” will be grossed up by 45% and the dividend tax credit will be 11/18 of the gross-up amount for 2008. Dividends which are not designated as “eligible dividends” will be grossed up by 25% and the dividend tax credit will be 2/3 of the gross-up amount for 2008.

In the case of a Shareholder that is a corporation, dividends received or deemed to be received on Crosshair Class A Shares, Crosshair New Shares or Gemini Shares, as the case may be, will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. A “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on Crosshair Class A Shares, Crosshair New Shares or Gemini Shares, to the extent that such dividends are deductible in computing the corporation’s taxable income. This refundable tax is generally refunded to the corporate holder at the rate of $1.00 for every $3.00 of taxable dividends paid, while it is a private corporation.

Disposition of Crosshair New Shares or Gemini Shares

The disposition or deemed disposition of Crosshair New Shares or Gemini Shares, by a Shareholder will generally result in a capital gain (or loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those shares, immediately before the disposition. See “Taxation of Capital Gains and Losses” below for a general description of the treatment of capital gains and losses under the Tax Act.

Taxation of Capital Gains and Losses

One-half of any capital gain (a “taxable capital gain”) realized by a Shareholder in a taxation year will be included in the holder’s income for the year. One-half of any capital loss (an “allowable capital losses”) realized by the Shareholder in a year may be deducted against taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back up to three taxation years or carried forward indefinitely, and deducted against net taxable capital gains in those other years, to the extent and in the circumstances specified in the Tax Act.

If the Shareholder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of a share may be reduced by the amount of certain dividends received or deemed to be received by the corporation on the share, to the extent and under circumstances specified by the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a partnership or trust of which the corporation is a member or beneficiary is a member of a partnership or a beneficiary of a trust that owns shares.

Non-Residents of Canada

The following part of the summary applies, subject to all provisos and assumptions set out above, to a Shareholder, who participates in the reorganization of the share capital of Crosshair and the Redesignation and Share Exchange under the Plan of Arrangement, and who for the purposes of the Tax Act and any relevant tax treaty, is not and has never been resident or deemed a resident of Canada and does not, and will not at any relevant time, use or hold any shares of Crosshair (including the Crosshair Shares, the redesignated Crosshair Class A Shares, and any other shares) or Gemini Shares in carrying on, or otherwise in connection with, a business in Canada (a “Non-Resident Shareholder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Shareholders should consult their own tax advisors.

Non-Resident Shareholders who Participate in the Plan of Arrangement

The Redesignation is not a taxable event to a Non-Resident Shareholder.

A Non-Resident Shareholder who participates in the Arrangement will not be subject to tax under the Tax Act on any capital gains realized on the exchange of Crosshair Class A Shares for Crosshair New Shares and Gemini Shares, provided that the shares disposed of do not constitute “taxable Canadian property” (as defined in the Tax Act), discussed below, of the Non-Resident Shareholder at the time of the respective exchange, or an applicable income tax treaty exempts the capital gain from tax under the Tax Act.

Generally, a share of a corporation owned by a Non-Resident Shareholder will not be “taxable Canadian property” of that Non-Resident Shareholder at a particular time, provided that: (i) the share is listed on a designated stock exchange (which includes the TSX) at that time: (ii) neither the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length, nor the Non-Resident Shareholder together with all such persons, has owned 25% or more of the shares of any class or series of the corporation at any time within the previous five years; and (iii) the share was not acquired in a transaction as a result of which the share was deemed to be taxable Canadian property of the Non-Resident Shareholder.

In the case of Crosshair Class A Shares, Crosshair New Shares or Gemini Shares owned by a Non-Resident Shareholder, that constitute “taxable Canadian property” of the Non-Resident Shareholder, and any capital gain that would be realized on the disposition of the share is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty, the tax consequences discussed above, under “Taxation of Capital Gains and Losses”, will generally apply.

Similar to the analysis under “Exchange of Crosshair Class A Shares for Crosshair New Shares and Gemini Shares” for Shareholders resident in Canada, Crosshair has informed counsel that the aggregate fair market value of the Gemini Shares, at the time they are distributed on the exchange of Crosshair Class A Shares for Crosshair New Shares and Gemini Shares, is not anticipated to exceed the aggregate paid-up capital of the Crosshair Class A Shares (other than Crosshair Class A Shares which are disposed of in consideration for a cash payment as a consequence of the exercise of rights by a Dissenter)

immediately before the distribution. Accordingly, the value of the Gemini Shares should be treated as a return of paid up capital to the Shareholders and no dividend should be deemed to have been paid by Crosshair or received by a Shareholder as a result of the exchange of Crosshair Class A Shares for Gemini Shares and Crosshair New Shares. Based on representations made by Crosshair to Counsel, it is anticipated that the paid up capital of the Crosshair Class A Shares held immediately prior to the Arrangement will be approximately $0.6447 per share.

If the aggregate paid-up capital of the Crosshair Class A Shares (other than Crosshair Class A Shares which are disposed of in consideration for a cash payment as a consequence of the exercise of rights by a Dissenter) immediately before the distribution was less than the fair market value of the Gemini Shares at the time of distribution, Crosshair would be deemed to have paid a dividend on the Crosshair Class A Shares equal to the amount of the excess, and each Shareholder, including a Non-resident Shareholder, receiving Gemini Shares would be deemed to have received a pro rata portion of the dividend, based on the proportion of Crosshair Class A Shares held. The taxation imposed on a dividend received by a NonResident Shareholder is described below under “Dividends on Crosshair New Shares and Gemini Shares Received by a Non-Resident Shareholder”.

For the purpose of the Share Exchange, the existing Crosshair Class A Shares, owned by a Non-Resident Shareholder at the time of the Share Exchange will be considered “excluded property” for purposes of section 116 of the Tax Act. Therefore, there is no Canadian tax liability to be withheld by Crosshair at the time of the Share Exchange and Share Transfer, nor is there an obligation for the Non-Resident Holder to obtain a certificate from the CRA in respect of the proposed Share Exchange.

Dissenting Shareholders Not Resident in Canada

This part of the summary addresses a Non-Resident Shareholder who exercises his or her dissent rights. Such Non-Resident Shareholder is referred to in this part of the summary as a “Dissenting Non-Resident”, and this part of the summary only addresses such Dissenting Non-Residents.

A Dissenting Non-Resident will be deemed to receive a dividend from Crosshair in the same circumstances as described above for Canadian Dissenters (under “Dissenting Shareholders Resident in Canada”). The deemed dividend, and any interest awarded by a Court, will be subject to a 25% withholding tax under the Tax Act, unless such rate of withholding is reduced pursuant to an income tax treaty in force between Canada and the Non-Resident Shareholder’s jurisdiction of residence. Crosshair will apply the 25% withholding tax on payments made by it except to the extent Crosshair is satisfied that the Dissenting Non-Resident qualifies for a lower rate of withholding tax by virtue of an applicable tax treaty (if any).

A Dissenting Non-Resident will also realize a capital gain or loss in the same circumstances as described above for Canadian Dissenters (under “Dissenting Shareholders Resident in Canada”). The Dissenting Non- Resident will be subject to tax in respect of such capital gain only if the Dissenting Non-Resident’s Crosshair Class A Shares constitute “taxable Canadian property” and the Dissenting Non-Resident is not entitled to relief under an applicable tax treaty (if any).

Crosshair Class A Shares will not be “taxable Canadian property” to a Dissenting Non- Resident provided the conditions set out above described in “Non-Resident Shareholders who Participate in the Plan of Arrangement” are met.

Disposition of Crosshair New Shares or Gemini Shares by a Non-Resident Shareholder

Any capital gain realized by a Non-Resident Shareholder on the disposition or deemed disposition of Crosshair New Shares or Gemini Shares, acquired pursuant to the Share Exchange, will not be subject to tax under the Tax Act provided that the shares do not constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Shareholder, at the time of disposition, or where an applicable income tax treaty exempts the capital gain from tax under the Tax Act.

In the case of Crosshair New Shares or Gemini Shares that are “taxable Canadian property” owned by a Non-Resident Shareholder, where any capital gain that would be realized on the disposition of the share is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty, the consequences discussed above under “Taxation of Capital Gains and Losses”, will generally apply.

Dividends on Crosshair New Shares and Gemini Shares Received by a Non-Resident Shareholder

Dividends paid, deemed to be paid, or credited on Crosshair New Shares and Gemini Shares to a Non-Resident Shareholder will be subject to withholding tax under the Tax Act at a rate of 25% unless the rate is reduced by an applicable income tax treaty.

U.S. Federal Income Tax Considerations

NOTICE PURSUANT TO INTERNAL REVENUE SERVICE CIRCULAR 230: NOTHING CONTAINED IN THIS DISCUSSION CONCERNING ANY US FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER FOR THE PURPOSE OF AVOIDING US FEDERAL TAX PENALTIES UNDER THE CODE (AS DEFINED BELOW). THE DISCUSSION BELOW WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS INFORMATION CIRCULAR. EACH U.S. HOLDER SHOULD SEEK US FEDERAL TAX ADVICE, BASED ON SUCH HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of the anticipated material U.S. federal income tax consequences to U.S. Holders (as defined below) of the Arrangement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the Arrangement to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the Arrangement.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement to U.S. Holders. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published rulings of the IRS, published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Information Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Crosshair Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S., or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

A “non-U.S. Holder” is a beneficial owner of Crosshair Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the Arrangement to non-U.S. Holders. Accordingly, non-U.S. Holders should consult their own tax advisors regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application and operation of any income tax treaties) of the Arrangement.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Crosshair Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that hold Crosshair Shares other than as a capital asset within the meaning of Section 1221 of the Code; (h) U.S. Holders who are U.S. expatriates or former long-term residents of the United States or (i) U.S. Holders that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of all classes of shares of Crosshair entitled to vote. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Crosshair Shares, the U.S. federal income tax consequences of the Arrangement to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement.

Tax Consequences in Other Jurisdictions Not Addressed

This summary does not address the U.S. state or local tax consequences, or the tax consequences in jurisdictions other than the U.S., of the Arrangement to U.S. Holders. Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local and foreign tax consequences of the Arrangement.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences to U.S. Holders of transactions entered into prior to, concurrently with, or subsequent to the Arrangement (regardless of whether any such transaction is undertaken in connection with the Arrangement), including, but not limited to, the following transactions: (a) any exercise of any warrant to acquire Crosshair Shares; (b) any conversion of any note, debenture, or other debt instrument of Crosshair; and (c) any conversion of any stock option, warrant, or other right to acquire Crosshair Shares into a stock option, warrant, or other right to acquire Gemini Shares.

U.S. Federal Income Tax Consequences of the Arrangement

The Arrangement will be effected under applicable provisions of Canadian corporate law, which are technically different from analogous provisions of U.S. corporate law. Therefore, the U.S. federal income tax consequences of certain aspects of the Arrangement are not certain. This summary assumes that (a) the renaming and redesignation of the Crosshair Shares as Crosshair Class A Shares and (b) the exchange by the Shareholders of the Crosshair Class A Shares for Crosshair New Shares and Gemini Shares, taken together, will properly be treated for U.S. federal income tax purposes, under the step-transaction doctrine or otherwise, solely as a distribution by Crosshair of the Gemini Shares to the Shareholders under Section 301 of the Code.

There can be no assurance that the IRS will not challenge this U.S. federal income tax treatment of the Arrangement or that, if challenged, a U.S. court would not agree with the IRS. Each U.S. Holder should consult its own tax advisor regarding the proper treatment of the Arrangement for U.S. federal income tax purposes.

Distribution of Gemini Shares

Subject to the “passive foreign investment company” (“PFIC”) rules discussed below under “Potential Application of the PFIC Rules to the Arrangement,” a U.S. Holders that receives Gemini Shares pursuant to the Arrangement will be treated as receiving a distribution of property in an amount equal to the fair market value of the Gemini shares received on the distribution date (without reduction for any Canadian income or other tax withheld from such distribution). Such distribution would be taxable to the U.S. Holder as a dividend to the extent of Crosshair’s current and accumulated earnings and profits. It is uncertain whether any such dividend will qualify for the reduced U.S. federal income tax rates applicable to “qualified dividend income” under Section 1(h)(11) of the Code since Crosshair has not determined whether or not it is a PFIC for the current taxable year or was a PFIC for any prior taxable year. Any such dividend generally will not be eligible for the “dividends received deduction” in the case of corporate U.S. Holders. To the extent that the fair market value of the Gemini Shares exceeds the current and accumulated earnings and profits of Crosshair, the distribution of the Gemini Shares pursuant to the Arrangement will be treated first as a non-taxable return of capital to the extent of a U.S. Holder’s tax basis in the Crosshair Shares with any remaining amount being taxed as a capital gain. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.

Dissenting U.S. Holders

Subject to the PFIC rules discussed below under “Potential Application of the PFIC Rules to the Arrangement,” a U.S. Holder that exercises the right to dissent from the Arrangement and receives cash for such U.S. Holder’s Crosshair Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for the Crosshair Shares and (b) the tax basis of such U.S. Holder in the Crosshair Shares surrendered, provided such U.S. Holder does not actually or constructively own any Crosshair New Shares after the Arrangement. Such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Crosshair Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

If a U.S. Holder that exercises the right to dissent from the Arrangement and receives cash for such U.S. Holder’s Crosshair Shares actually or constructively owns Crosshair New Shares after the Arrangement, all or a portion of the cash received by such U.S. Holder may be taxable as a dividend to the extent of Crosshair’s current and accumulated earnings and profits. It is uncertain whether any such dividend will qualify for the reduced U.S. federal income tax rates applicable to “qualified dividend income” under Section 1(h)(11) of the Code since Crosshair has not determined whether or not it is a PFIC for the current taxable year or was a PFIC for any prior taxable year. Any such dividend generally will not be eligible for the “dividends received deduction” in the case of corporate U.S. Holders. To the extent that the amount of cash received exceeds the current and accumulated earnings and profits of Crosshair, a U.S. Holder’s receipt of cash would be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in the Crosshair Shares with any remaining amount being taxed as a capital gain. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.

Potential Application of the PFIC Rules to the Arrangement

Qualification of Crosshair as a PFIC

A non-U.S. corporation is classified as a “passive foreign investment company,” or a “PFIC” within the meaning of Sections 1291 through 1298 of the Code for each taxable year in which (a) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (b) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. In addition, if a corporation is classified as a PFIC for any taxable year during which a U.S. Holder has held shares of such corporation, such corporation may continue to be classified as a PFIC for any subsequent taxable year in which the U.S. Holder continues to hold the shares even if the corporation’s income and costs are no longer passive in nature in that subsequent taxable year. For purposes of the PFIC provisions, passive income generally includes dividends, interest, royalties, rents and gains from some securities and commodities transactions.

Crosshair has not determined whether or not it is a PFIC for the current taxable year or was a PFIC for any prior taxable year. In addition, Crosshair has not determined whether or not Gemini will be a PFIC for the current taxable year. Whether Crosshair is, or Gemini will be, a PFIC for the current taxable year depends on the assets and income of Crosshair and Gemini, respectively, over the course of such taxable year and, as a result, cannot be predicted with certainty as of the date of this Information Circular. The determination of whether Crosshair or Gemini meets the definition of a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Accordingly, there can be no assurance that the IRS will not challenge any determination made by Crosshair that either Crosshair or Gemini was not or will not be a PFIC.

Effect of PFIC Rules on the Distribution of Gemini Shares

Crosshair has not determined whether or not it is a PFIC for the current taxable year or was a PFIC for any prior taxable year. If Crosshair was a PFIC or is a PFIC at any time during a U.S. Holder’s holding period of the Crosshair Shares, the effect of the PFIC rules on such U.S. Holder as to certain transactions involving such U.S. Holder’s Crosshair Shares, including the distribution of the Gemini Shares pursuant to the Arrangement, would depend on whether such U.S. Holder has made (i) an election to treat Crosshair as a “qualified electing fund” or “QEF” under Section 1295 of the Code or (ii) a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to such U.S. Holders Crosshair Shares. Crosshair has not and does not anticipate satisfying the record keeping and information disclosure requirements that are necessary for a U.S. Holder to elect to treat Crosshair as a “qualified electing fund” or “QEF” under Section 1295 of the Code. Consequently, if Crosshair was a PFIC or is a PFIC at any time during a U.S. Holder’s holding period of the Crosshair Shares, the effect of the PFIC rules on a U.S. Holder with respect to the distribution of the Gemini Shares pursuant to the Arrangement would depend on whether such U.S. Holder has in effect a Market-to-Market election with respect to such U.S. Holder’s Crosshair Shares for the taxable year in which the distribution of the Gemini Shares occurs pursuant to the Arrangement. In this summary, a U.S. Holder that does not have in effect a Mark-to-Market Election with respect to such U.S. Holders Crosshair Shares for the taxable year in which the distribution of the Gemini Shares occurs pursuant to the Arrangement is referred to as a “Non-Electing Shareholder.” A U.S. Holder that has in effect a Mark-to-Market Election with respect to such U.S. Holders Crosshair Shares for the taxable year in which the distribution of the Gemini Shares occurs pursuant to the Arrangement is referred to as an “Electing Shareholder.”

With respect to a Non-Electing Shareholder, the PFIC rules would apply to gain recognized on the disposition of such Non-Electing Shareholder’s Crosshair Shares and “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period for the Crosshair Shares) received on such Non-Electing Shareholder’s Crosshair Shares. Any gain or excess distribution would be ratably allocated to each day in a Non-Electing Shareholder’s holding period for the Crosshair Shares. The amount of any gain or excess distribution allocated to the current year, and to years prior to the first taxable year of Crosshair beginning after December 31, 1986 for which Crosshair was a PFIC, would be treated as ordinary income in the current year. The amount of any gain or excess distribution allocated to prior years (other than years prior to the first taxable year of Crosshair beginning after December 31, 1986 for which Crosshair was a PFIC) would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year, and interest would be imposed on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

If the distribution of the Gemini Shares pursuant to the Arrangement constitutes an “excess distribution” with respect to a Non-Electing Shareholder, such Non-Electing Shareholder would be subject to the PFIC rules described above upon the receipt of the Gemini Shares. In addition, if Gemini were to be a PIFC for the current year, the distribution of the Gemini Shares pursuant to the Arrangement may be treated, under proposed Treasury Regulations, as an “indirect disposition” by a Non-Electing Shareholder of such Non-Electing Shareholder’s indirect interest in Gemini, which generally would be subject to the PFIC rules described above.

An Electing Shareholder generally would not be subject to the PFIC rules described above upon the receipt of the Gemini Shares pursuant to the Arrangement. Instead, the consequences to an Electing Shareholder of the distribution of the Gemini Shares pursuant to the Arrangement would be the same as the consequences described above under “Distribution of the Gemini Shares.”

Crosshair has not determined whether or not it is a PFIC for the current taxable year or was a PFIC for any prior taxable year. The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the Arrangement. In particular, each U.S. Holder should consult its own tax advisor regarding the availability of, the procedure for making, and other important U.S. federal income tax consequences of making a Mark-to-Market Election.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the Arrangement may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.” Complex rules govern this classification process.

In addition, U.S. Holders that are corporations and that own 10% or more of our voting stock may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by us under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of our common shares should consult their own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

The distribution within the U.S., or by a U.S. payor or U.S. middleman, of the Gemini Shares pursuant to the Arrangement generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.

Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

RIGHTS OF DISSENT

Dissenters’ Rights

As indicated in the Notice of Meeting, a registered Shareholder is entitled to dissent and be paid by Crosshair the fair value of his, her or its Crosshair Shares in accordance with section 245 of the BCBCA if such registered Shareholder dissents from the Arrangement and otherwise complies with the procedure set out in section 242 of the BCBCA and the Arrangement Resolution is passed at the Meeting. The statutory provisions dealing with the right of dissent are technical and complex. Any Shareholder who wishes to exercise his, her or its right to dissent should seek his, her or its own legal advice, as failure to comply strictly with the provisions of section 242 of the BCBCA may prejudice such Shareholder’s right of dissent. The relevant provisions of the BCBCA are set out in Schedule “H” of this Information Circular.

In order for a Shareholder to dissent, a written objection (an “Objection Notice”) to the Arrangement Resolution must be received by Crosshair, to the attention of the Secretary, at its head office, Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1, no later than 10:00 a.m. (Vancouver time) on September 10, 2008. A vote against the Arrangement Resolution, an abstention, or the execution of a proxy to vote against the Arrangement Resolution, does not constitute an Objection Notice.

Holders of Crosshair Warrants or Crosshair Options must validly exercise their Crosshair Warrants or Crosshair Options, become registered holders of Crosshair Shares prior to the Meeting and otherwise comply with the BCBCA, including section 242 of the BCBCA, in order to exercise the Dissent Right.

A Dissenting Shareholder may only dissent under section 242 with respect to all the Crosshair Shares held by such Dissenting Shareholder or held on behalf of any one beneficial owner and registered in the Dissenting Shareholder’s name. A Shareholder is not entitled to dissent with respect to his, her or its shares if he, she or it votes any of his, her or its Crosshair Shares in favour of the Arrangement Resolution. Beneficial owners of Crosshair Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered Shareholders are entitled to dissent. Accordingly, a beneficial owner of Crosshair Shares desiring to exercise the right to dissent must make arrangements for the Crosshair Shares beneficially owned by such Shareholder to be registered in his, her or its name prior to the time the Objection Notice is required to be received, or alternatively, make arrangements for the registered Shareholder to dissent on the beneficial holder’s behalf.

A Dissenting Shareholder who has complied with the provisions of section 242, or Crosshair, may apply to the Court for an order requiring such Dissenting Shareholder’s Crosshair Shares to be purchased, fixing the price and terms of the purchase and sale or ordering that they may be determined by arbitration, and the Court may make such order and such consequential orders or directions as the Court considers appropriate. There is no obligation on Crosshair to make application to the Court. The Dissenting Shareholder will be entitled to receive the fair value of the Shares held by such holder as of the day before the Meeting or such later date on which the Special Resolution to authorize the Arrangement is passed.

A Dissenting Shareholder ceases to have any rights as a Shareholder, other than the right to be paid the fair value of the Crosshair Shares in the amount agreed to between Crosshair and the Dissenting Shareholder or in the amount of the judgment, as the case may be, on the earliest of the Effective Date, the making of an agreement between Crosshair and the Dissenting Shareholder as to the payment to be made for the Dissenting Shareholder’s Crosshair Shares, and the pronouncement of the order of the Court fixing the fair value of the Crosshair Shares. Until any of the foregoing events occurs, the Shareholder may withdraw the Dissenting Shareholder’s dissent, or Crosshair may rescind the Arrangement Resolution and in either event, proceedings under Part 8 of the BCBCA shall be discontinued.

Strict Compliance with Dissent Provisions Required

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of his Crosshair Shares. Section 242 of the BCBCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all rights dissent. Accordingly, each registered Shareholder who might desire to exercise the right of dissent and appraisal should carefully consider and comply with the relevant provisions of the BCBCA dealing with dissent, and consult his own legal advisor. The full text of sections 237-247 of the BCBCA is set out in Schedule “H”.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the obligation of Crosshair and Gemini to complete the Arrangement, that, on or before the Effective Date, holders of not more than 3% in the aggregate of the outstanding Crosshair Shares shall have exercised the right to dissent. If the number of outstanding Crosshair Shares in respect of which the right to dissent have been exercised exceeds 3% in the aggregate the Arrangement will not proceed unless Crosshair waives such condition.

Shareholders who wish to exercise the right to dissent should review the dissent procedures described in Schedule “H” and seek legal advice, as failure to adhere strictly to the right to dissent requirements may result in the loss or unavailability of any right to dissent.

RISK FACTORS

The risk factors set out below assume the completion of the Arrangement. If the Arrangement is not consummated, the risk factors of both Crosshair and Gemini will remain the risk factors that Shareholders should carefully consider, in addition to the other information contained in this Information Circular. These risk factors are not a definitive list of all risk factors associated with Crosshair and Gemini.

Possible Non-Completion of the Arrangement

There is no assurance that the Arrangement will receive regulatory, Court or Shareholder approval or will be completed. If the Arrangement is not completed, Shareholders will lose the prospective benefits of the Arrangement, the share price of the Crosshair Shares may suffer and Shareholders will continue to be subject to the risk factors of both Crosshair and Gemini as disclosed in this Information Circular.

No known Reserves or Resources

Crosshair and Gemini’s properties are in the exploration stage and are without a known body of commercial mineral deposits.

Crosshair and Gemini have no mineral producing properties at this time. Only those mineral deposits that Crosshair and Gemini can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered “resources” or “reserves.” Crosshair and Gemini have not defined or delineated any proven or probable reserves or resources on any of its properties. Although the mineralized material and mineralized deposit estimates included herein have been carefully prepared by Crosshair and Gemini, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold, silver or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve.

Crosshair and Gemini planned exploration programs may not result in profitable commercial mining operations

Crosshair and Gemini’s operations involve exploration, and there is no guarantee that any of Crosshair and Gemini’s activities will result in commercial production of any mineral deposits. The exploration for and development of mineral deposits involves significant financial and other risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Most exploration projects do not result in the discovery of commercially mineable deposits. Major expenses are required to locate and establish mineral reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. Crosshair and Gemini’s planned exploration programs may not result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as quantity and quality of the minerals, costs and efficiency of the recovery methods that can be employed; proximity to infrastructure; financing costs; mineral prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted but could have a material adverse effect upon Crosshair and Gemini’s operations and/or their ability to receive an adequate return on their invested capital. There is no certainty that their expenditures made towards the search and evaluation of uranium, iron oxide, copper, gold and other minerals and base metals will result in discoveries of mineral resources, mineral reserves or any other mineral occurrences, or in profitable commercial mining operations.

Mining operations generally involve a high degree of risk

Crosshair and Gemini’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of uranium and other minerals, including environmental pollution, accidents or spills, industrial accidents, labour disputes, changes in the regulatory environment, natural phenomena, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, delays in or cessation of production, exploration or development, monetary losses, cost increases which could make them uncompetitive, and lead to possible legal liability. Although adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. In addition, due to the radioactive nature of the materials handled in uranium mining, applicable regulatory requirements result in additional costs that must be incurred.

Crosshair and Gemini’s resource estimates may not be reliable

There is no certainty that any of Crosshair and Gemini’s mineral resources will be economically mineable. Until a deposit is actually mined and processed the quantity of mineral resources and grades must be considered as estimates only. Valid estimates made at a given time may significantly change when new information becomes available. In addition, the quantity of mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral resources, grade or stripping ratio may affect the economic viability of Crosshair and Gemini’s properties or any project they undertake. In addition, there can be no assurance that mineral or other metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

Fluctuations in prices of uranium, iron oxide, copper, gold and other minerals and base metals, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of mineral resources could have a material adverse effect on Crosshair and Gemini’s results of operations and financial condition.

Crosshair and Gemini rely on a limited number of properties

Crosshair and Gemini’s only properties of interest are currently the CMB Properties and the Spin-Off Properties. As a result, unless they acquire additional property interests, any adverse developments affecting the CMB Properties and the Spin-Off Properties could have a material adverse effect upon Crosshair and Gemini’s business and would materially and adversely affect Crosshair and Gemini’s potential mineral resource production, profitability, financial performance and results of operations.

Competition from other energy sources and public acceptance of nuclear energy may affect the demand for uranium

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydroelectricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrate and uranium conversion services. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

Competition in the uranium industry may adversely affect Crosshair’s ability to acquire additional properties

The international uranium industry is highly competitive. The uranium mining industry is global and consists of a small, decreasing number of large players. Competition for new mining properties from these larger, more established companies may prevent us from acquiring interests in additional properties or mining operations. Accordingly, there can be no assurance that they will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.

Crosshair and Gemini do not have a history of mineral production or operations

Crosshair and Gemini have never had any interest in mineral producing properties. There is no assurance that commercial quantities of minerals will be discovered at Crosshair and Gemini’s current properties or any future properties, nor is there any assurance that Crosshair and Gemini’s exploration programs thereon will yield any positive results. Even if commercial quantities of minerals are discovered, there can be no assurance that any of Crosshair and Gemini’s properties will ever be brought to a stage where mineral resources can profitably be produced thereon. Factors which may limit Crosshair and Gemini’s ability to produce mineral resources from its properties include, but are not limited to, the price of the mineral resources which are being explored for, availability of additional capital and financing and the nature of any mineral deposits.

Crosshair and Gemini do not have an extensive operating history and there can be no assurance of Crosshair and Gemini’s ability to operate Crosshair and Gemini’s projects profitably in the future.

Crosshair and Gemini’s insurance will not cover all the potential risks associated with their operations

Crosshair and Gemini’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Crosshair and Gemini’s properties or other properties, delays in mining, monetary losses and possible legal liability.

Crosshair and Gemini’s insurance will not cover all the potential risks associated with a mining company’s operations. Crosshair and Gemini may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. Moreover, there are risks against which they cannot insure or against which they may elect not to insure. Insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the uranium mining industry. Crosshair and Gemini might also become subject to liability for pollution or other hazards which they may not be insured against or which they may elect not to insure against because of premium costs or other reasons. Losses from these events may cause substantial delays and require us to incur significant costs that could have a material adverse effect upon Crosshair and Gemini’s financial condition, results of operations, competitive position and potentially Crosshair and Gemini’s financial viability.

Crosshair and Gemini’s operations are subject to environmental regulation

All phases of Crosshair and Gemini’s operations are subject to environmental regulation in the various jurisdictions in which they operate or may operate in the future. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Crosshair and Gemini’s operations. Environmental hazards may exist on the properties on which they hold interests which are unknown to us at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Crosshair and Gemini’s operations are dependent on adequate infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Crosshair and Gemini’s operations, financial condition and results of operations.

Crosshair and Gemini’s properties may be subject to undetected title defects

It is possible there may still be undetected title defects affecting Crosshair and Gemini’s properties. Title insurance generally is not available, and Crosshair and Gemini’s ability to ensure that they have obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Furthermore, they have not conducted surveys of the claims in which they hold interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, Crosshair and Gemini’s properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects which could have a material adverse impact on Crosshair and Gemini’s operations. In addition, Crosshair and Gemini may be unable to operate Crosshair their properties as permitted or to enforce their rights with respect to their properties.

Crosshair and Gemini may be subject to additional costs for land reclamation

It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the CMB Properties and the Spin-Off Properties. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon Crosshair and Gemini’s financial condition and results of operations.

The inability to obtain necessary permits would adversely affect Crosshair and Gemini’s ability to operate their business

Crosshair and Gemini may not receive the necessary permits or receive them on acceptable terms, if at all, in order to conduct further exploration and to develop the CMB Properties and the Golden Promise, South Golden Promise and Victoria Lake properties. The failure to obtain such permits, or delays in obtaining such permits, could adversely affect Crosshair and Gemini’s operations.

Government approvals, approval of aboriginal people and permits are currently and may in the future be required in connection with Crosshair and Gemini’s operations. To the extent such approvals are required and not obtained; they may be curtailed or prohibited from continuing Crosshair and Gemini’s mining operations or from proceeding with planned exploration or development of mineral properties.

Crosshair and Gemini face strong competition for the acquisition of mining properties

The mining industry is competitive in all of its phases. Crosshair and Gemini face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Crosshair and Gemini do. As a result of this competition, they may be unable to maintain or acquire attractive mining properties on terms they consider acceptable, if at all. Consequently, Crosshair and Gemini’s revenues, operations and financial condition could be materially adversely affected.

Crosshair and Gemini do not have a hedging policy and are subject to risk from declines in mineral prices

Crosshair and Gemini do not have a hedging policy and they have no current intention of adopting such a policy. Accordingly, they have no protections from declines in mineral prices.

Crosshair and Gemini will require additional capital for Crosshair and Gemini’s mining operations

The development and exploration of Crosshair and Gemini’s mining properties will require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on Crosshair and Gemini’s properties or even a loss of property interest. There can be no assurance that additional capital will be available if needed or that, if available, the terms of financing such capital will be acceptable to us. In addition, any future financing may be dilutive to Crosshair and Gemini’s existing shareholders.

Future production from Crosshair and Gemini’s mining properties, if any, is dependent upon the prices of uranium, iron oxide, copper, gold and other minerals and base metals being adequate to make these properties economically viable

Mineral prices received, if any, could be such that Crosshair and Gemini’s properties cannot be mined at a profit. The price of Crosshair and Gemini’s common shares, and their financial results and exploration, development and mining activities may in the future be significantly and adversely affected by declines in the price of uranium, iron oxide, copper, gold and other minerals and base metals. The price of uranium, iron oxide, copper, gold and other minerals and base metals fluctuates widely and is affected by numerous factors beyond the control of Crosshair and Gemini such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. With respect to uranium, such factors include the demand for nuclear power, political and economic conditions in uranium producing and consuming countries, uranium supply from secondary sources, uranium production levels and costs of production. Future serious price declines in the market value of uranium, iron oxide, copper, gold and other minerals and base metals could cause development of and commercial production from the CMB Properties and the Spin-Off Properties to be impracticable. Depending on the price of uranium, iron oxide, copper, gold and other minerals and base metals, cash flow from mining operations may not be sufficient and Crosshair and Gemini could be forced to discontinue production and may lose Crosshair and Gemini’s interest in, or may be forced to sell, some of their properties. Future production from their mining properties, if any, is dependent upon the prices of uranium, iron oxide, copper, gold and other minerals and base metals being adequate to make these properties economically viable.

In addition to adversely affecting Crosshair and Gemini’s reserve estimates of and their financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Exchange rate fluctuations may effectively increase Crosshair and Gemini’s costs of exploration and production

Exchange rate fluctuations may affect the costs that Crosshair and Gemini incur in their operations. Uranium, iron oxide, copper, gold and other minerals and base metals are generally sold in U.S. dollars and their costs are incurred principally in Canadian dollars. The appreciation of non- U.S. dollar currencies against the U.S. dollar can increase the cost of exploration and production in U.S. dollar terms, which could materially and adversely affect Crosshair and Gemini’s profitability, results of operations and financial condition.

Crosshair and Gemini’s operations are subject to extensive governmental regulation that may adversely affect their operating costs

Crosshair and Gemini’s mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people, and other matters. Although Crosshair and Gemini’s exploration and development activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted or existing rules and regulations may be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on Crosshair and Gemini’s operations. Worldwide demand for uranium is directly tied to the demand for energy produced by the nuclear electric industry, which is also subject to extensive government regulations and policies.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Crosshair and Gemini’s operations and cause increases in exploration expenses, capital expenditures or production costs, or reduction in levels of production at producing properties, or require abandonment or delays in development of new mining properties.

The market price of Crosshair and Gemini’s common shares may experience substantial volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The price of Crosshair and Gemini’s common shares is also likely to be significantly affected by short-term changes in prices of uranium, iron oxide, copper, gold and other minerals and base metals, or in their financial condition or results of operations as reflected in their quarterly earnings reports. Other factors unrelated to their performance that may have an effect on the price of their common shares include the following: the extent of analytical coverage available to investors concerning their business may be limited if investment banks with research capabilities do not follow their securities; lessening in trading volume and general market interest in their securities may affect an investor’s ability to trade significant numbers of their common shares; the size of their public float may limit the ability of some institutions to invest in their securities; and a substantial decline in the price of their common shares that persists for a significant period of time could cause their securities to be delisted from such exchange, further reducing market liquidity.

Crosshair and Gemini have not paid dividends in the past and do not expect to pay dividends in the foreseeable future

No dividends on Crosshair and Gemini’s common shares have been paid to date and they have no earnings. They currently plan to retain all future earnings and other cash resources, if any, for the future operation and development of their business. Payment of any future dividends, if any, will be at the discretion of Crosshair and Gemini’s board of directors after taking into account many factors, including their operating results, financial condition, and current and anticipated cash needs.

Future sales of common shares by existing shareholders could adversely affect the trading price of Crosshair and Gemini’s common shares

Sales of a large number of Crosshair and Gemini’s common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair their ability to raise capital through future sales of common shares.

Crosshair and Gemini are dependent upon the services of their key executives

Crosshair and Gemini are dependent upon the services of key executives, including Crosshair and Gemini’s directors and a small number of highly skilled and experienced executives and personnel. Due to their relatively small size, the loss of the President of Crosshair and Gemini, Mark Morabito or their inability to attract and retain additional highly-skilled employees may adversely affect their future operations.

Crosshair and Gemini’s directors and officers have certain conflicts of interest

Certain of Crosshair and Gemini’s directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. Several of Crosshair and Gemini’s officers and/or directors, including Messrs. Morabito, Liland, Sujir and Wallis and Ms. Bolden, also serve as directors and officers of Target Exploration and Mining Corp. (“Target”). Target is also involved in natural resource exploration and development. While Target’s operations are focused in geographical locations different from ours, it is possible that various opportunities may arise in which Mr. Morabito and Crosshair and Gemini’s other directors may experience a conflict of interest and could result in a diversion of opportunities to Target. Crosshair and Gemini have no formal measures in place to prevent such conflicts of interest. As a result of such conflicts, transactions between us and Target may not be on the same terms as would a transaction negotiated by unaffiliated third parties at arms’ length.

Crosshair and Gemini have minimal positive cash flow and no recent history of earnings and they are dependent upon public and private contributions of equity to obtain capital in order to sustain Crosshair and Gemini’s operations

None of Crosshair and Gemini’s properties have advanced to the commercial production stage and they have no history of earnings or positive cash flow from operations. Crosshair and Gemini do not know if they will ever generate material revenue from mining operations or if they will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to us has been through the sale of Crosshair and Gemini’s equity securities. Any future additional equity financing would cause dilution to current stockholders. There is no assurance that Gemini will be able to complete the Financing on terms acceptable to it.

Dilution through employee, director and consultant stock options could adversely affect Crosshair and Gemini’s shareholders by decreasing shareholder value

Because Crosshair and Gemini’s success is highly dependent upon their employees, they have granted to some or all of their key employees, directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of their other stockholders may be diluted.

U.S. investors may not be able to enforce their civil liabilities against Crosshair and Gemini or their directors, controlling persons and officers

It may be difficult to bring and enforce suits against Crosshair and Gemini. Crosshair and Gemini are incorporated in the province of British Columbia under the Business Corporations Act (British Columbia) (formerly the Company Act). Crosshair and Gemini’s officers and directors are residents of Canada, and all or substantial portions of the assets of Crosshair, Gemini and their officers and directors are located outside of the United States, predominantly in Canada. As a result, it may be difficult for U.S. holders of their securities to effect service of process on these entities or individuals within the United States or to realize in the United States upon judgments rendered against them. In addition, a securityholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against Crosshair or Gemini or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against Crosshair or Gemini or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

INFORMATION CONCERNING CROSSHAIR POST-ARRANGEMENT

Crosshair is a TSX listed mining and exploration company existing under the BCBCA. The head office of Crosshair is located at Suite 1240 – 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1. The registered and records office of Crosshair is located at Suite 1240 – 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1.

Selected Unaudited Pro Forma Consolidated Financial Information

The following selected unaudited pro forma consolidated financial information for Crosshair is based on the assumptions described in the respective notes to the Crosshair unaudited pro forma consolidated balance sheet as at April 30, 2008 attached to this Information Circular as Schedule “I”. This unaudited pro forma consolidated balance sheet has been prepared based on the assumption, among other things, that the Arrangement had occurred on April 30, 2008.

PRO FORMA
CROSSHAIR
EXPLORATION &
MINING CORP.

ASSETS
Current Assets:
Cash and cash equivalents	$13,275,874
Marketable securities	$-
Receivables	$558,345
Prepaid expenses	$273,828
$14,108,047
Investment in Gemini	$1,547,507
Equipment	$507,883
Mineral properties	$28,627,836
TOTAL:	$44,791,273
LIABILITIES AND SHAREHOLDERS EQUITY
Current Liabilities:
Payables and accrued liabilities	$1,192,271
Due to related parties	$110,295
$1,302,566
Future reclamation costs	$169,292
Shareholders’ equity
Capital stock	$63,472,010
Contributed surplus	$10,496,726
Deficit	$(30,649,321)

$43,319,415
$44,791,273

Additional financial information regarding Crosshair is available in Crosshair’s audited consolidated financial statements for the years ended April 30, 2007 and 2008, together with the notes thereto and the auditor’s report thereon (the “Financial Statements”) and its management discussion and analysis (the “MD&A”) for year ended April 30, 2008. The Financial Statements and MD&A are filed on SEDAR at www.sedar.com and are incorporated by reference into this Information Circular. Upon request, Crosshair will provide a copy of the MD&A and Financial Statements free of charge to a securityholder of Crosshair (see “Additional Information”).

Mineral Properties to be Held Following the Arrangement

Crosshair has been, and after completion of the Arrangement will continue to be, a mining and exploration company. After the Effective Date, Crosshair will own the CMB Properties, a description of which is set out below.

Following completion of the Arrangement, Crosshair’s material properties, for the purpose of NI 43-101, will be the CMB Properties which have been the subject of a NI 43-101 compliant technical report entitled Form 43-101 Technical Report on the Central Mineral Belt (CMB) Uranium Project, Labrador, Canada dated July 31,2008 (the “CMB Report”). The authors of the CMB Report are Gary H. Giroux, P.Eng. MASc. and Jeffery A. Morgan. P.Geo. who are “qualified persons” within the meaning of NI 43-101, and the disclosure in this Information Circular considering the CMB Properties have been prepared with their consent. A copy of the CMB Report is available upon request from Crosshair and is available on SEDAR at www.sedar.com.

The following is a summary of certain portions of the CMB Report, and is qualified by and should be read together with the CMB Report in full, for a complete set of references and authorities for the statements made in this Information Circular. The CMB Report contains tables and data that are not included in this summary.

CMB Properties

On October 14, 2004, Crosshair entered into an agreement with a private individual, local prospector Lewis Murphy, for an option to acquire a 90% interest (subject to a 2% NSR and a 10% carried interest to the vendor) in the Moran Lake Property, comprising 67 claims in Central Labrador. On March 1, 2005 Crosshair acquired another 187 claims from Lewis Murphy. The amended and restated Moran Lake option agreement calls for exploration expenditures of $3,000,000 ($22.4 million of exploration work has been carried out as of April 30, 2008), the issuance of 1,600,000 common shares and cash payments of $575,000. The agreement also requires completion of a bankable feasibility study for the commencement of commercial production on the property within 24 months of completion of the aforementioned obligations. On May 21, 2008, Crosshair entered into an agreement with Mr. Murphy whereby it received a three year extension on the requirement to complete the bankable feasibility study such that the study will be due on or before November 10, 2013. A bankable feasibility study is a comprehensive study of the property in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the property for mineral production.

Crosshair subsequently carried out a detailed digital compilation of all the historic work that has been carried out on the property. The TSX Venture Exchange approved this transaction on November 10, 2004.

To date, Crosshair has issued 1,600,000 common shares, made cash payments totaling $425,000 and spent more than the required minimum $3,000,000 on project expenditures. In order to earn its 90% interest in the Moran Lake Property, Crosshair is still required to make a cash payment of $150,000 on or before November 10, 2008 and complete the bankable feasibility study (as described above).

On December 2, 2005, Crosshair entered into an agreement to acquire 56 claims from Triassic Properties Limited, a private St. John’s, Newfoundland based company. The claims cover historic uranium occurrences and are strategically located within the Moran Lake property holdings. In order to earn a 100% interest in the Otter and Portage Lake claims, subject to a 1.5% NSR to the vendor, Crosshair must, over the 3 year term, carry out $600,000 in eligible exploration expenses, issue 225,000 common shares and pay an aggregate of $140,000. Through April 30, 2007, Crosshair had spent $208,765 in exploration costs, issued 125,000 common shares and made cash payments of $55,000.

In May 2007, Crosshair entered into an agreement with Belmont Resources Inc. and International Montoro Resources Inc. whereby it acquired the option to earn a 75% interest in 139 additional claims comprising four different mineral licences in the Central Mineral Belt of Labrador totaling 34.75 km. Three of the licences, referred to as the Stormy Lake block, are contiguous with the southern boundary of the Central Mineral Belt Project, while the other licence, referred to as the Partridge River block, is situated approximately 95 km west of the property. Under the terms of the agreement, Crosshair could have earned a 75% interest in the claims by carrying out $800,000 in exploration expenditures and issuing 175,000 common shares to the vendors over a three year period. On April 1, 2008, Crosshair terminated its option on the Stormy Lake block and the Partridge River block.

Property Description and Location

The Central Mineral Belt Property is located in the Central Mineral Belt of Labrador, about 140 km north of the town of Happy Valley-Goose Bay and 85 km southwest of the coastal community of Postville on Kaipokok Bay. In a direct line, the property is about 75 km from tidewater to the northeast. The undeveloped Michelin uranium deposit is 60 km east-northeast of the Moran Lake Property. The property area is within the Naskaupi Electoral District of Labrador.

Summary of Licences

Licence	Claims	Hectares	NTS AREA	Issuance Date	Expenditures Required
9781M	28	700	13K/10	December 1, 2003	$25,200.00 by 2017/12/01
9783M	3	75	13K/06	December 1, 2003	$314.90 by 2016/12/01
10367M	8	200	13K/03	November 15, 2004	$3,838.32 by 2013/11/15
10368M	48	1,200	13K/06	November 15, 2004	$43,200.00 by 2017/11/15
10715M	256	6,400	13K/06, 07	April 1, 2005	$53,397.47 by 2012/04/01
10716M	256	6,400	13K/06	April 1, 2005	$57,960.23 by 2012/04/01
10717M	256	6,400	13K/06	April 1, 2005	$11,058.48 by 2013/04/01
10718M	256	6,400	13K/06	April 1, 2005	$119,403.07 by 2012/04/01
10719M	256	6,400	13K/06, 07	April 1, 2005	$93,087.60 by 2010/04/01
10720M	256	6,400	13K/07	April 1, 2005	$140,300.97 by 2012/04/01
10722M	201	5,025	13K/02, 03, 06	April 1, 2005	$4,086.92 by 2011/04/01
10723M	229	5,725	13K/07	April 1, 2005	$70,196.12 by 2012/04/01
11395M	36	900	13K/06	November 16, 2005	$19,464.12 by 2014/11/16
11770M	140	3,500	13K/06	February 28, 2006	$23,967.67 by 2013/02/28
11833M	16	400	13K/07	July 22, 2002	$19,200.00 by 2018/07/22
11834M	48	1,200	13K/06, 07	July 22, 2002	$57,600.00 by 2018/07/22

Licence	Claims	Hectares	NTS AREA	Issuance Date	Expenditures Required
11835M	27	675	13K/06, 07	July 22, 2002	$32,400.00 by 2018/07/22
12616M	79	1,975	13K/06,07, 10,11	April 1, 2005	$40,405.55 by 2014/04/01
12617M	89	2,225	13K/10	February 21, 2005	$47,156.21 by 2013/02/21
12618M	252	6,300	13K/07, 10	January 31, 2005	$36,059.43 by 2015/01/31
13427M	105	2,625	13K/03	May 3, 2007	$39,229.64 by 2012/05/03
13634M	5	125	13K/03	July 5, 2007	$330.35 by 2011/07/05
13635M	10	250	13K/06	July 5, 2007	$2,041.48 by 2011/07/05
14515M	20	500	13K/07	January 24, 2008	$4,000.00 by 2009/01/25
Total:	2,880	72,000

Map
Area
N
6040000m
6020000m
6000000m
12617M
12618M
9781M
11833M
11834M
11835M
9783M
11770M
11395M
10715M
10716M
10717M
10368M
10719M
10720M
10723M
10718M
13635M
13634M
10722M
10367M
13427M
Labrador Inuit Lands
Inuit Settlement Area
CROSSHAIR
CMB Uranium Project
Claim Location
Drawn: SJE
NTS: 13 K
Figure
Scale: 1:225,000
DATUM NAD27
Date: July 2008

Accessibility

Helicopter and fixed wing service out of Goose Bay are the most efficient means of access to the property. Local infrastructure is confined to the limited facilities of the community of Postville, which has commercial airline service from Goose Bay and commercial ferry service from St John’s, Newfoundland. Coastal boats are available to convey goods and passengers from Happy Valley to Postville. Most necessary goods and services, including charter aircraft, can be obtained in Goose Bay, which has excellent commercial airline connections to St John’s, Halifax and Montreal.

This portion of central Labrador has a sub-Arctic climate, with strong seasonal contrasts marked by short cool summers and long cold winters. Freeze-up typically begins in late October and lasts until early to mid June. Snow cover is relatively heavy and usually lasts seven to eight months. Daytime temperatures during the winter typically range from -15º Celsius to -30º Celsius, while daytime summer temperatures typically range from 15º Celsius to 25º Celsius.

The topography of the Moran Lake area consists of rolling highlands and the average elevation is approximately 300 m above see level, ranging from 140 m and 510 m above sea level. The hilltops can be partly barren while the slopes and valleys are covered in vegetation, mostly scrubby black spruce and some deciduous trees with a thick intervening growth of alders. Almost everywhere there is a thick ground cover of moss. The valleys are steep sided at many locations and are often host to boggy ground with small ponds or lakes. Moran Lake, one of the largest lakes on the property, occupies a prominent valley which trends east-northeast.

History

Uranium was first discovered near Moran Lake by British Newfoundland Exploration Limited (“Brinex”), which conducted prospecting, geological mapping and radiometric surveying in the area from 1956 to 1958. In 1964, Mokta Co. Ltd. (Mokta) acquired a development license for the Moran Lake area and subsequently discovered uranium mineralization at Lady Lake, the site of the present C zone. In following years, Mokta completed a considerable amount of prospecting, trenching and packsack drilling in the Moran Lake A, B and C zones. In 1969 however, Mokta allowed the development license to expire at which time the license was granted to Brinex, which did no further work on the property.

In 1976, the license was granted to Commodore Mining Company Limited (Commodore) which in turn optioned the property to Shell Canada Resources Limited (Shell). During September of 1976, Shell performed geological, magnetometer and Track Etch surveys over the B Z one near Henry Lake and did preliminary geological mapping on the C zone. This led to a 15 hole, 864 meter drill program to test the B Zone uranium mineralization during the winter of 1977.

In the summer of 1977, a full exploration program was carried out on the C Z one including detailed geological mapping, systematic trench sampling, a scintillometer survey and a small drill program totalling eight holes and 497 meters. Uranium mineralization was discovered in a fault zone over which VLF-EM, magnetometer and Track Etch surveys were performed during September. In the winter of 1978, Shell completed a 17 hole, 1,542 meter drill program to test the uraniferous fault zone and subsequently found high grade uranium mineralization. The following summer’s exploration program consisted of VLF-EM, magnetometer and altimeter surveys over the entire C Zone, with a 15 hole, 1,581 meter drill program to test the uraniferous zones. Low grade uranium mineralization was located in altered sandstones above the Aphebian-Helikian unconformity near Lady Lake. This led to a 1979 winter dril1 program of 17 drill holes totalling 1,193 meter to explore the unconformity and what became later known as Lower C Zone.

In the summer of 1979, Shell undertook a review of its Moran Lake project. Drill core from the Upper C zone (C-1 to C-35) was re-logged by one person and multiple samples were taken for thin section study and 30 element spectrographic analysis. This work led to the appreciation that the rocks were extensively altered, that the identification of primary lithologies was in many cases dubious, that the uranium mineralization was associated with alteration and that there was a definable geometry to the alteration package. The property was considered to have good uranium potential and an 8 hole, 1,400 meter drill program was proposed but never carried out as Shell abandoned its interest in the area due to a decline in uranium prices.

Lewis Murphy acquired the Moran Lake claims in 2003 and optioned the ground to us in October of 2004. In 2003, an airborne gravity survey of the area located an interpreted 4 milligal to 8 milligal gravity anomaly, elliptical in shape, about 4 km long and centered between the Moran B and C zones. Considering the spatial association of uranium with brecciated, highly silicified, carbonatized and hematized rocks, plus locally significant concentrations of copper, silver and gold mineralization, Crosshair invoked the analogy with Iron Oxide Copper Gold (IOCG) deposit types, as at Olympic Dam in Australia.

Since acquiring the Moran Lake property in October 2004, Crosshair has embarked on an aggressive program including airborne radiometric and magnetic surveys, compilation of previous work including sampling archived drill core from the 1970’s Shell Canada Resources drilling, and commencement of diamond drilling in January of 2006. A more detailed description of the exploration program is included below under “—Exploration.”

Property Geology

The Moran Lake Property was staked in a configuration to cover as much mineralized Paleoproterozoic stratigraphy as was available encompassing mostly rocks of the Moran Lake Group and the overlying Heggart Lake, Brown Lake and Sylvia Lake Formations of the Bruce River Group, both groups containing known occurrences of uranium, Cu, Pb, Zn, Ag, F and iron (as pyrite and hematite).

The Moran Lake Group unconformably overlies Archean gneisses and granites of the Nain Province. The basal unit, the Warren Creek Formation was deposited in a low energy, shallow shoreline or shelf environment and consists mainly of black graphitic, grey and green shale and siltstone containing local interbeds of dolostone, chert and black conglomerate with siltstone and shale clasts. The Warren Creek Formation ranges from perhaps 1,200 meter up to 3,000 meter in thickness and is overlain conformably by 100 meter to 300 meter thickness of the Joe Pond Formation, a sequence of light- to dark-green, fine grained, massive and pillowed basalt and mafic tuff with occasional interbeds of variably colored chert or grey dolostone. Rocks of the Moran Lake Group occupy a northeasterly trending belt which underlies the northern portion of the Moran Lake Property.

The Bruce River Group consists of a basal, polymictic conglomerate and sandstone of the Heggart Lake Formation overlain by polymictic conglomerate and tuffaceous sandstone of the Brown Lake Formation. The uppermost and thickest unit of the Bruce River Group is the Sylvia Lake Formation, a bimodal, potassic calc-alkaline assemblage of predominantly subaerial volcanic rocks which are coeval with the plutons of the Trans Labrador Batholith. Northerly directed compression during the Grenville orogenic event folded the Bruce River Group into a northeast-trending, open, upright syncline.

Exploration

After acquiring the property in October of 2004, Crosshair immediately launched a comprehensive review and compilation of all previous exploration carried out in the area. The results of the review confirmed that the property had considerable potential to host several types of uranium deposits including uranium-rich iron oxide copper gold deposits (IOCG).

Exploration work on the property by Crosshair has included line cutting, airborne and ground geophysical surveys, lake sediment sampling, till geochemical and alpha track surveys, prospecting, limited hand trenching, geological mapping and diamond drilling. An airborne radiometric and magnetic survey totaling 7,312 line kilometers covering the entire property was carried out by Fugro Airborne Surveys in 2005. A supplemental airborne survey totaling 675 kilometers covering several claims acquired subsequent to the 2005 survey was carried out by Fugro in 2006. In 2007, a helicopter supported electromagnetic and magnetic (HeliGEOTEM) survey totaling approximately 4,500 line kilometers was carried out over two different blocks on the property. The ground geophysical surveys include gravity, induced potential (IP), and horizontal loop EM (Max-Min) surveys. Follow-up of targets identified from interpretation of the various data has resulted in the discovery of several new showings and target areas, some of which have been drill tested as well as others that are being advanced to the drill ready stage.

An NI 43-101 report was commissioned in May 2008. The report, dated July 31, 2008, includes a revised resource estimate for the Upper and Lower C Zones based on Crosshair’s drilling to May 2008 as well as previous drilling carried out by Shell Canada Resources Limited. The estimate includes a total indicated resource for the Upper C Zone of 6.92 million t at a grade of 0.034% U3O8 or 5.19 million pounds of U3O8. The Upper C Zone also contains additional resources in the inferred category which, whencombined with inferred resources in the Lower C Zone, Trout Pond and Armstrong tones, totals 8.17 million t at a grade of or 0.032% U3O8 or 5.82 million pounds of U3O8. With the exception of the Lower C Zone, these estimates are reported at a block cut-off of 0.015% U3O8. In the case of the Lower C Zone, a cut-off grade of 0.035% U3O8 is used, reflecting higher costs associated with underground mining.

Drilling

Crosshair launched its first drill program in February 2006, completing approximately 2,750 meters of drilling in 19 holes at the C Zone. Further drilling using two drill rigs and totaling over 18,500 meters was carried out during the summer of 2006, followed by an additional 9,400 meters of drilling during the winter of 2007. The 2007 summer program was our most aggressive program, with over 28,000 meters of drilling using three rigs. This was followed by over 12,000 meters during the 2008 winter program. The drilling programs focused on defining uranium mineralization at the C Zone, which represents the most advanced uranium target on the property, but also tested targets at Area 1, Armstrong, B Zone, Area 51, Moran Heights, Madsen Lake and Croteau Lake.

Crosshair’s 2006 drill program totaled 21,486 meters and consisted of 137 holes, of which 58 tested the Upper C Zone and 10 tested the Lower C Zone. The remainder of the holes tested seven other anomalies or showings on the property. From late January 2007 to late April 2007, Crosshair carried out further drilling at the C Zone as well as limited drilling at Area 1 and the Armstrong and Dominion showings. Total drilling in the winter of 2007 amounted to 9,410 meters in 34 holes. At the C Zone, Crosshair’s 2007 winter drill program consisted of 8,211 meters in 26 holes. Fifteen of the holes tested both the Upper and Lower C Zone, 6 holes (1,042 meters) tested the Upper C Zone only, and 5 holes (1,166 meters) tested the Lower C Zone. The program expanded the C Zone mineralization along strike and to depth. The program also included the intersection of the thickest and highest grades of uranium reported from the Lower C Zone.

The summer 2007 drill program totaled 28,745 meters in 121 holes. Eighty-nine of those holes (15,727 meter) were targeting the C Zone, with the goal of upgrading and expanding the existing NI 43-101 resource. Drilling intercepted the highest and thickest grades to date including 0.202% U3O8 over 22.4 meters as part of a wider zone grading 0.100% U3O8 over 46.3meters in hole ML-122 and 0.100% U3O8 over 45.7 meters as part of a much wider interval that assayed 0.074% U3O8 over 71.3 meters in ML-87. A total of 26 holes (2,820 meters) were drilled at Area 1 in the 2007 summer program and 6 holes (784 meters) at Croteau Lake.

Crosshair’s 2008 winter drill program consisted of 55 holes totalling 12,198 meters. Drilling was focused at Armstrong, which is believed to anchor the southern end of the same 4.5 kilometer long trend that hosts the C Zone to the north and Area 1 in the middle. A total of 6,366 meters in 30 holes were drilled in this recently discovered zone, with highlights from ML-AR-26, which returned 0.20% U3O8 over 9.5 meters including 1.10% U3O8over 1.6 meters.

With its latest drilling, Crosshair has expanded the C Zone to a strike length of 1,500 meters, Area 1 to 600 meters and Armstrong to 300 meters. All zones of mineralization are open for expansion, both along strike and to depth.

To date on the Moran Lake property, Crosshair has completed 344 holes totaling just over 60,000 meters. One hundred and eighty-two holes have been drilled at the C Zone, 49 at Area 1, and 32 at Armstrong. Several other areas have also been drill tested, including the B Zone, Moran Heights, Area 51, Croteau Lake, and Madsen Lake. All programs have been helicopter supported producing BTW size drill core.

Sampling and Analysis

Each prospector and geologist was equipped with an Exploranium GR-110 G Portable Gamma Ray hand-held scintillometer to detect elevated gamma ray counts which would then guide to the presence of potential uranium mineralization. Each sample collected was placed in a polyvinyl sample bag and assigned a sample tag for reference, and the physical location of the sample in the field was marked and recorded. A representative sample of each rock sample was removed and labelled for reference prior to preparing the samples for shipping. Sections of core to be assayed for uranium are typically 0.5 m.

During the 2006 and 2007 winter drilling programs core samples were sawn in half using a rock diamond-encrusted blade, one half to be tested and the other to be returned to the core box for reference. Most of the core selected during the summer 2007 and subsequent programs was split using a manual core splitter. The samples were transported, in accordance with the Transportation of Dangerous Goods Act, to Goose Bay, Labrador and either sent to Eastern Analytical Ltd. or to the Activation Laboratories (ActLabs) for sample preparation.

Eastern Analytical limited of Springdale NL (Eastern), a recognized laboratory with over 30 years of experience, and Crosshair both have a QA/QC program in place using standards, blanks, pulp, duplicates and core duplicates to monitor and assess the accuracy of analytical results and consistency of the reporting laboratory. For Crosshair, one sample of core for every 50 samples (one for every 25 for Eastern) is quarter split with both quarters sent for assay. In addition, check analyses on 50 rejects prepared from the coarse crush were carried out by SGS Canada Inc., Mineral Services, Toronto ON (“SGS”) which has ISO/IEC 17025 accreditation.

During the 2006 program, gold assays were determined by a standard fire assay with AA finish. Copper and silver were determined by standard wet chemical methods employing acid digestion and determination using atomic absorption spectrophotometry. ActLabs analyzed prepared pulps for uranium and 27 other elements using Instrumental Neutron Activation Analysis (INAA). Uranium analyses that exceeded the upper limits for analysis were re-assayed using the fusion/XRF technique. A total of 50 rejects were re-split and new pulps prepared by Eastern and analyzed by ActLabs. The results demonstrate that the lower values have less reproducibility. The difference in the means of the original and duplicate assays were not statistically significant. Excluding four samples, the relative difference for those samples greater than 1000 ppm are within 25%, considered acceptable for such analysis. Three of the samples were high-grade and four of the ten samples showed variations ranging from 75% to 150%.

During the 2007 summer program, samples were tested by Eastern for Au, Ag and Cu and second pulps were sent to ActLabs for uranium testing using the Delayed Neutron Counting (DNC) method. The DNC technique is suitable for measuring uranium from subppm to percentage levels. Analytical results of the 2007 summer program samples indicate a positive bias in results for each standard, overall 11%-12% higher than those for 2006.

During the 2008 winter program all drill core samples were shipped to the ActLabs facility in Happy Valley-Goose Bay for preparation and then to its Ancaster lab for uranium analysis using the DNC method. method. Actlabs also analyzed the pulps for multi-element analysis using Inductively Coupled Plasma Mass Spectrometry.

Analysis of blank samples submitted during the last two drilling programs to check the cleanliness of the laboratories demonstrated negligible contamination during sample preparation periods. Interlab comparisons of 50 samples from Summer 2007 demonstrate that the mean of ActLabs results were 1.76% higher than SRC results but a very strong correlation was found between the two laboratories.

Security of Samples

The samples were labelled with a security tag containing an identification number and placed inside woven polypropylene “rice” bags. Personnel involved in the sampling process and carriers handling the bags were required to follow proper protocols. Representative rock samples and the majority of the drill core are stored at the Crosshair camp at Armstrong Lake in Labrador, while a selection of core that is representative of the Upper C Zone is stored in the Newfoundland and Labrador Government core library.

Otter and Portage Lake Properties

On December 2, 2005, Crosshair entered into an agreement with a private company for an option to acquire a 100% interest (subject to a 1.5% NSR) in the Otter and Portage Lake properties totaling 56 claims. The new claims are located in the southern portion of the property, considered by our geological team as being highly prospective for Michelin or “shear zone type” uranium deposits. Michelin is an advanced uranium project located 60 kilometers east-northeast of the Moran Lake property with inferred reserves of 32 million pounds of U3O8. The Otter and Portage Lake properties host previously known uranium occurrences discovered in the 1950’s, but which have not been thoroughly explored. Surface sampling has returned up to 2% U3O8 from grab sampling along a four kilometer strike length of anomalous radioactivity. Geological mapping, rock sampling, as well as Alpha Track, till sampling and lake sediment surveys are being carried out in order to prioritize targets for diamond drilling in 2008.

INFORMATION CONCERNING GEMINI POST-ARRANGEMENT

Corporate Structure

Gemini was incorporated on May 14, 2008 under the BCBCA. Its head office and registered office is located at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1. Gemini does not have any subsidiaries.

Description of the Securities

Gemini is authorized to issue an unlimited number of Gemini Shares. Each Gemini Share carries one vote at all meetings of shareholders, participates rateably in any dividends declared by the directors of Gemini on the Gemini Shares, and is entitled, on the liquidation, dissolution, winding-up or other distribution of assets of Gemini for the purposes of winding-up its affairs, to a pro rata share of the assets of Gemini after payment of all its liabilities and obligations.

Market for Securities

Currently there is no market for the Gemini Shares. It is a condition of the Arrangement that an exchange or market acceptable to Crosshair’s Board shall have conditionally approved the listing of the Gemini Shares. An application will be made to have the Gemini Shares listed on the TSX-V. Listing will be subject to Gemini meeting the original listing requirements of the TSX-V, receiving approval of the TSX-V and meeting all conditions of listing imposed by the TSX-V. In the event that the Gemini Shares are not listed on the TSX-V, an application will be made to have the Gemini Shares listed on such other exchange or quotation system as is deemed appropriate by Crosshair’s Board. There can, however, be no assurance as to if, or when, the Gemini Shares will be listed for trading on the TSX-V or any other such exchange or quotation system. There can also be no assurance that Gemini will not be required to make changes to its proposed future operations, including terms applicable to the Financing and other terms applicable to the Arrangement as a condition of obtaining listing.

As at the date of this Information Circular, Gemini does not have any of its securities listed or quoted, has not applied to list or quote any of its securities, and does not intend to apply to list or quote any of its securities, on the TSX, a U.S. marketplace, or a marketplace outside Canada and the United States of America other than the Alternative Investment Market of the London Stock Exchange or the PLUS markets operated by PLUS Markets Group plc.

Selected Unaudited Pro Forma Financial Information and Management’s Discussion and Analysis

Gemini has not completed a financial year and has not yet conducted any business. The following is a summary of certain financial information on a pro forma basis for Gemini as at April 30, 2008, assuming completion of the Arrangement as of such date, and should be read in conjunction with the unaudited pro forma balance sheet of Gemini included in Schedule “I” to this Information Circular:

PRO FORMA GEMINI
METALS CORP.
ASSETS
Current Assets:
Cash	$4,475,000
Marketable securities	$582,351
$5,057,351
Mineral properties	$4,154,322
TOTAL:	$9,211,673
LIABILITIES AND SHAREHOLDERS EQUITY
Future reclamation costs	$2,946
Shareholders’ equity
Common stock	$9,208,727
$9,211,673

Pro Forma Capitalization of Gemini

The following table represents the share and loan capitalization of Gemini, as at May 14, 2008 and assuming completion of the Arrangement.

SHARE AND LOAN CAPITAL	AUTHORIZED	MAY 14, 2008	AFTER COMPLETION OF THE ARRANGEMENT	AFTER COMPLETION OF THE FINANCING
Common Shares	unlimited	Nil	43,126,192 (1)	49,792,859
Bank Debt	(2)	Nil	Nil	Nil

Notes:

(1)	This figure is the approximate number of Gemini Shares to be issued pursuant to the Arrangement for the Spin-Off Assets.
(2)	Gemini currently has no long term liabilities.

Fully Diluted Share Capital of Gemini

The pro-forma fully diluted share capital of Gemini, upon completion of the Arrangement and the Financing is set out below:

DESIGNATION OF GEMINI SECURITIES	NUMBER OF GEMINI SHARES	PERCENTAGE OF TOTAL
Subscribers’ shares issued on incorporation	1	0%
Gemini Shares issued to Crosshair in accordance with the Arrangement	26,924,778[1]	54.07%
Gemini Shares issued to Paragon in accordance with the Arrangement	16,201,413	32.54%
Gemini Shares issued in the Financing	6,666,667	13.39%
Total	49,792,859	100%

1 17,248,332 (64.06%) Gemini Shares will be distributed to Shareholders as of the Share Distribution Record Date pursuant to the terms of the Arrangement.

Financing

Concurrent with, immediately before or immediately after the Closing, Gemini proposes to complete an initial public offering by way of a prospectus (the “Prospectus”) in an amount to be determined by Gemini’s Board based on Gemini’s capital needs and market conditions, currently expected to be 6,666,667 Gemini Shares at a price of $0.75 per Gemini Share for aggregate gross proceeds of $5,000,000 (the “Financing”). Paragon will be permitted to sell up to 1,333,333 of its Gemini Shares concurrently with the Financing in the Paragon Secondary Offering.

Available Funds

It is anticipated that Gemini will receive $5,000,000 from the Financing. The estimated unaudited pro forma working capital of Gemini at April 30, 2008 is $4,475,000. Accordingly, Gemini will have $4,475,000 available to it upon completion of the Financing (the “Available Funds”).

Principal Purposes for Available Funds

Assuming completion of the Arrangement and the Financing, Gemini will use the Available Funds as follows:

USE OF PROCEEDS	AVAILABLE FUNDS
To pay for the exploration activities set out under the heading
“Principal Properties” as follows	$3,319,000
To fund ongoing operations and administration costs	$1,116,000
Fees associated with TSX-V listing application	$40,000
Total	$4,475,000

The funds available for ongoing operations are expected to be sufficient to meet Gemini’s administration costs for the next 18 months. See “Administration Expenses”.

Gemini will spend the Available Funds as set out above. There may be circumstances, however, where, for sound business reasons, a reallocation of funds may be necessary. Gemini will only redirect funds to other properties on the basis of a recommendation from a professional geologist or engineer.

Administration Expenses

The following table discloses the estimated aggregate monthly and yearly administration costs that will be incurred by Gemini:

TYPE OF ADMINISTRATIVE EXPENSE	MONTHLY ESTIMATED EXPENDITURE	12-MONTH ESTIMATED EXPENDITURE
Rent and Office Services	27,000	324,000
Professional Fees(1)	10,000	120,000
Salaries	14,200	170,400
Consulting Fees	4,200	50,400
Transfer Agent and Regulatory Filing Fees	3,000	36,000
Miscellaneous	3,600	43,200
Total	60,000	744,000

Notes:

(1)	Legal, audit and accounting.

General Development of the Business

Gemini will be a junior mining exploration company exploring for precious and base metals with a focus on gold from its mineral properties in Canada on the Effective Date.

History

Gemini was incorporated on May 14, 2008. On May 20, 2008 Gemini entered into the Paragon Purchase and Sale Agreement. On August 14, 2008, Gemini entered into the Arrangement Agreement. On the Effective Date, Gemini will own the Spin-off Assets.

Trends

As Gemini’s business will consist of exploration activities subsequent to the completion of the Arrangement, Gemini does not expect to be significantly affected by changes in commodity demand and prices except insofar as they affect Gemini’s ability to finance its activities. As it does not carry on production activities, Gemini’s ability to fund ongoing exploration on its properties is affected by the availability of financing which is, in turn, affected by commodity prices, market conditions, the strength of the economy and other general economic factors. The mining industry currently faces an industry-wide shortage of skilled mining expertise and labour. Gemini may be affected by such expertise and labour shortages on an ongoing basis, which may delay exploration activities from time to time.

Depending upon Gemini’s ability to continue to obtain necessary funding to conduct exploration and acquisition activities and upon the results from its exploration and acquisition activities, it may seek a partner for, or enter into a joint venture or sell an interest in or dispose of, all or a portion of its properties. The financing and exploration of any properties Gemini will hold or acquire will be subject to a number of factors including the price of gold or other minerals, applicable laws and regulations, currency fluctuations, and obtaining necessary services in jurisdictions where Gemini operates. The current trends relating to the factors could change at any time and negatively affect Gemini’s operations and business. See “ – Narrative Description of the Business and Principal Properties” and “Risk Factors” for risk factors affecting Gemini.

Narrative Description of the Business and Principal Properties

Overview

Currently, Gemini has no assets or operations. On the Effective Date, Gemini will be a Canadian junior exploration company active in Canada. Gemini will focus on the acquisition and exploration of undervalued or early stage exploration prospects located in world-class gold belts, where discovery can provide a significant return on investment. Gemini’s strategy will be to seek partners for, or sell an interest in promising properties that are reaching the development stage while maintaining upside exposure for resource expansion and potential new discoveries.

Gemini will also hold the Pubco Shares for investment purposes and which it may sell over time to meet cash flow needs as and when the Board of Directors of Gemini (“Gemini’s Board”) determines appropriate.

Mineral Properties

Upon the completion of the Arrangement, Gemini’s material properties will be the Spin-Off Properties, descriptions of which are set out below.

The Spin-Off Properties have been the subject of a NI 43-101 compliant technical report entitled Technical Report for the Golden Promise, South Golden Promise and Victoria Lake Properties dated April 30, 2008 (the “Golden Promise Report”). The authors of the Golden Promise Report are Larry R. Pilgrim, B.Sc. P. Geo. and Gary H. Giroux, P.Eng. MASc. who are “qualified persons” within the meaning of NI 43-101, and the disclosure in this Information Circular considering the Spin-Off Properties have been prepared with their consent. A copy of the Golden Promise Report is available upon request from Crosshair and is available on SEDAR at www.sedar.com.

The following is a summary of certain portions of the Golden Promise Report, and is qualified by and should be read together with the Golden Promise Report in full, for a complete set of references and authorities for the statements made in this Information Circular. The Golden Promise Report contains tables and data that are not included in this summary.

Golden Promise Property

Paragon acquired an option to earn a 100% interest in the Golden Promise property subject to an underlying option agreement with William Mercer and Stephen Courtney on a portion of the property surrounding the Jaclyn Zones. A total of 192 claims (4,800 hectares) comprise the option arrangement with William Mercer with payments totaling $230,000 ($230,000 paid) and 100,000 Paragon common shares, all of which have been issued. The option arrangement with Mr. Courtney involves 6 claims (150 hectares) with payments totaling $35,000 ($35,000 paid). Both vendors are entitled to a 2% NSR subject to a $1 million buyback of 50% of the NSR at anytime. Paragon also staked claims in the immediate vicinity of the Vendors’ claims to now hold a total of 1,033 claims as outlined in the Summary of Licences Under Option below.

Under the terms of an option agreement dated May 2, 2006, as amended April 18, 2008, with Paragon, Crosshair acquired an option to earn a 60% interest in the Golden Promise Property. To date, Crosshair has issued 60,000 common shares, made cash payments totaling $100,000 and spent $1,334,000 on project expenditures. To complete the exercise of the option, Crosshair must issue 20,000 shares by May 1, 2009 and incur project expenditures of at least $1,416,000 by May 1, 2009 and another $1,250,000 by May 1, 2010.

Crosshair and Gemini have entered into an agreement whereby Paragon’s interest in the Golden Promise Property will be contributed to Gemini in exchange for shares of Gemini and our option agreement with

Paragon will be terminated. Upon the closing of the proposed transaction, Gemini will hold a 100% interest in the Golden Promise Property.

The five blocks of licenses cover 25,825 hectares in 1,033 map-staked claims. Each claim is 500 by 500 meters, which is bounded by one corner of the UTM grid square and is one quarter of the square. The claims are grouped into licenses, which are the units of ownership and assessment work requirements. The details of the licenses covered by the option agreement are described as follows:

Summary of Licenses under Option

Licence	Claims	Hectares	NTS AREA	Issuance Date	Expenditures Required
15169M	256	6,400	12A/16	June 21, 2002	$19,976.95 by 2011/06/21
15170M	254	6,350	12A/16	June 21, 2002	$22,525.77 by 2010/06/21
15171M	256	6,400	12A/16	June 21, 2002	$53,331.99 by 2010/06/21
15172M	225	5,625	2D/13, 12A/16	June 21, 2002	$108,916.49 by 2011/06/21
11057M	42	1,050	12A/16	October 28, 2004	$12,964,88 by 2008/10/28
Total:	1,033	25,825

Property Location

The Golden Promise Property consists of five blocks of licenses located east, and northeast of Red Indian Lake in west central Newfoundland specifically within National Topographic Series (NTS) Map Sheets 12A/16 and 2D/13, part of the Grand Falls – Buchans Electoral District. The claims are crosscut by an all season Highway (Route 370) connecting the towns of Buchans in the southwest to Badger at the Trans Canada Highway in the northeast end of the property.

Accessibility

The property is accessible from Badger on the Trans Canada Highway via Route 370 to Buchans Junction about 43 km to the southwest. The Buchans Highway (Route 370) is the principal access road to the various blocks in the west and southwest portions of the property where most of the exploration activity has been focused. Access to the eastern and southern portions of the property is gained via logging roads trending south and west of the town of Grand Falls-Windsor, a major industrial hub for central Newfoundland. The Exploits River, the largest river system on the Island of Newfoundland, crosses the north-western part of the property. Secondary access to most of the property is provided by logging roads and snowmobile and ATV trails leading from Route 370 as well as the logging roads south and southwest of Grand Falls-Windsor.

Climate

The climate is somewhat harsher than other parts of Newfoundland. Summers are pleasant, spring and autumn are cool and wet and winters are snowy, often windy, with temperatures dropping close to -30°C at night.

Topography and Vegetation

The Properties are characterised by a series of low, northeast trending ridges and valleys with many of the ponds and rivers present on the property following this overall trend. The valleys tend to be boggy and alder-filled with some barren areas. The dominant vegetation cover is spruce with minor fir and birch.

Large sections of the Property were burned by a forest fire in 1999 with much of the salvageable timber already harvested.

History and Previous Work

The exploration history of the vast majority of the property dates back only as far as 2002, when a prospector working in an area burned by a major forest fire in 1999 located gold-bearing quartz boulders immediately north of Route 370 approximately 10 kilometers southwest of the town of Badger. Exploration in the region prior to 2002 traditionally focused on the productive massive sulphide districts located south and west of the current property boundaries. The mining town of Buchans, located about 30 kilometers west - southwest of the property, produced very rich ores that carried high combined grades of zinc (14.5%), copper (1.4%), lead (7.6%), gold (1.3 grams per tonne) and silver (126 grams per tonne) for 56 years prior to closing in 1984.

The property was mapped by both the Provincial and Federal Geological Surveys whose efforts included regional scale geological surveys and geochemical surveys including glacial till and lake sediment sampling.

In the spring of 2002, a local prospector, William Mercer, discovered several large boulders of gold bearing float of which a composite sample from 10 boulders returned 30 grams per tonne gold. The property was subsequently optioned by Mr. Mercer to Paragon in July of 2002.

Geological Setting

The property lies within the Dunnage Zone, a major tectonic and stratigraphic succession of Cambrian to Middle Ordovician aged volcanic and sedimentary rocks occupying much of central Newfoundland. The Dunnage Zone rocks record the opening and closing of a proto-Atlantic Ocean known as Iapetus. The Dunnage Zone has been subdivided into two subzones, the Notre Dame and the Exploits, which are separated by a major fault system known as the Red Indian Line. The bulk of the Golden Promise property is inferred to be underlain by rocks of the Exploits Subzone, which includes the Badger and Victoria Lake Groups.

Regional Geology and Mineralization

The property is largely underlain by sedimentary rocks of the Badger Group. The Badger Group conformably overlies Caradocian black shale, which in turn overlies Ordovician volcanic and sedimentary rocks of the Victoria Lake Supergroup. The volcanic sequences of the Victoria Lake Supergroup are among the most prolific hosts to massive sulphide copper/lead/zinc deposits in Canada.

Property Geology and Mineralization

The property is largely underlain by sedimentary rocks of the Badger Group, consisting mainly of arkose, greywacke and shale. The Badger Group rocks overlie the Victoria Lake sequences of volcaniclastic and fine grained sedimentary rocks. A unit of black shale of Caradocian age, a regional stratigraphic marker, separates the Badger Group from the Victoria Lake Group. The dominant structural trend is northeasterly. All rock units have been folded into a series of tight, isoclinal, upright, northeast plunging folds and have been cut by northeasterly faults. Mafic dykes occupy the faults at several locations.

The mineralization at Golden Promise consists of a series of sub-parallel gold-bearing quartz veins ranging up to 4 meters in true thickness. The veins are milky white, inclusion rich and locally bladed. Gold is hosted by the veins typically occurring within narrow intervals (20-30 cms) close to vein margins. Fine grained arsenopyrite is the most common accessory mineral with lesser amounts of pyrite, galena, spahalerite and chalcopyrite (< 1%) occurring locally.

At least 5 zones of gold mineralization are known to occur at Golden Promise. They include the Jaclyn, Jaclyn South, Jaclyn North, Christopher and Shawn’s Shot occurrences, of which the most important are the Jaclyn, Jaclyn South and Jaclyn North Zones. The most significant mineralization occurs at the Jaclyn Zone, which has been defined by diamond drilling over a strike length of 800 meters and to a vertical depth of 270 meters. A total of 71 diamond drill holes (10,315 meter) have targeted the Jaclyn Main Zone, 68 of which have intersected it. Significant intersections include GP02-01 which returned 16.57 grams per tonne gold over 1.64 meters, GP02-05 which returned 11.41 grams per tonne gold over 1.80 meters, GP02-09 which returned 7.05 grams per tonne gold over 2.22 meters, GP07-83 which returned 6.51 grams per tonne gold over 1.40 meters, and GP07-90 which returned 10-14 grams per tonne gold over 1.40 meters. Drilling completed in August of 2006 intersected a new hangingwall zone of mineralization which returned 93.71 grams per tonne gold over 1.40 meters.

Based on the results of 68 drill holes that penetrated the Jaclyn Main Zone, a resource estimate was completed by independent consultant Gary H. Giroux, P.Eng. MASc. in early 2008. Using a 1 g/t gold cutoff, he calculated an inferred resource of 86,500 ounces of gold in the Jaclyn Main Zone contained within a total of 921,000 tonnes of rock averaging 3.02 g Au/t.

The Jaclyn North occurrence, located 250 meters north of the Jaclyn Zone, has been tested by 10 drill holes and has been defined over a 250 meter strike length. The occurrence has returned values up to 5.24 grams per tonne gold over 1.70 meters.

The Jaclyn South occurrence, located 300 meters southeast of the Jaclyn Zone, comprises two subparallel quartz veins, one of which is up to 3.4 meters thick. The zone has been tested by four drill holes from which the best result obtained to date is 0.30 meters grading 44.6 grams per tonne gold.

Sampling and Analysis

All samples collected on the Properties were subjected to a quality control procedure that ensured a best practice in the handling, sampling, analysis and storage of the drill core.

Individual samples and veins selected for gold analysis from drill core typically did not exceed one metre and 0.30 metres in length respectively. Intervals of altered rock adjacent to the veining were routinely sampled and analyzed for gold and trace elements. Samples which returned elevated gold values by standard fire-assay, or contained visible gold, or were likely to be well mineralized were screened by metallic screening fire-assay fusion which produces greater results than standard fire assay.

Soil sample locations were selected using handheld GPS. The samples were collected using soil augers with approximately 250 grams of soil which were shipped via air cargo to ALS Chemex in North Vancouver for gold assay, or in 2003, 2006 and 2007 were shipped directly to Eastern Analytical for analysis.

Chip and grab samples were collected with use of rock hammers and chisels with an effort to collect samples perpendicular to the orientation of mineralized structures and veins.

There were 98 holes drilled and the cores from the drilling campaigns were logged by one of three consulting geologists in a secure, well lit core logging facility in Badger, Newfoundland. The core is currently being stored outside in steel racks at the core logging facility, except all significant intersections which are securely stored inside. All core trays are labelled with aluminium tags. All samples were delivered directly to the laboratory by Rubicon/Paragon personnel or independent transport companies in sealed woven plastic bags.

Analytical standards were inserted into the sample stream, (one in every 20 samples) by Eastern Analytical for rock, grab, and float samples taken during 2002, 2003, 2004 and 2005 and for the 2002 drill program. During the 2003 and 2004 drilling and sampling programs, blanks and gold standards were alternately inserted into the sample stream once every 20 samples. During the 2006/2007 drill campaigns, a blank was inserted into the sample stream by the core technician once every 20 samples while standards were inserted into almost every sample batch at the laboratory. Sample batches were reanalyzed if any aberrations in the data were observed, and intervals that assayed above 1 g/t gold and almost all of the stylolitic quartz veining regardless of their gold tenor were generally re-assayed at ALS Chemex in order to confirm results of the Eastern Analytical assay. The results of standards and blanks inserted into the sample stream from each program indicate that the assays from each drilling campaign are of acceptable quality. Surface sample sites were not verified during the property visit. The assay results from the surface sampling were reviewed and the data and associated standards and blanks were of acceptable quality and are considered reliable.

Security of Samples

All samples collected were delivered directly to the laboratory by Rubicon/Paragon personnel or independent transport companies (typically by freight truck) in sealed woven plastic bags. Control samples were included within each sample shipment. Samples arriving at ALS Chemex are bar coded and logged into a digital tracking system.

Exploration and Development

In July of 2002, the property was optioned by local prospectors to Paragon who completed a Phase 1 drilling program to follow up on the discovery of high grade gold-bearing float. The 21 hole program (1,045 meters) tested the Jaclyn Zone along a 225 meter strike length and to a vertical depth of 50 meters. Subsequent drilling in late 2003 extended the Jaclyn Zone along strike and to depth, and also tested the newly discovered Jaclyn North and Jaclyn South Zones.

Crosshair optioned the Golden Promise property from Paragon on May 1, 2006 and embarked on a Phase 2 drilling program in June. The Phase 2 program, completed in February 2007, included 5,488 meters of drilling in 29 holes on the Jaclyn, Jaclyn North and Jaclyn South Zones. From June 2007 through December 2007 a 23 hole 3,926 meter edrill program was completed in the Jaclyn area. The focus of the drilling was the continued evaluation of the Jaclyn Main Zone (19 holes, 3,135 meter), and Jaclyn North Zone (4 holes, 790 meter).

Rubicon and subsequently Paragon have managed the Golden Promise exploration program since Crosshair optioned the property for which they have collected an 8% management fee. Successive drilling programs to date have been successful in extending the known limits of the Jaclyn Zone to 800 meters along strike and to vertical depths of 275 meters. The Zone remains open along strike and to depth.

As of January 2007, over $3.7 million in exploration work has been carried out on the property since 2002. By April 30, 2008, Crosshair has spent approximately $1.54 million on exploration of the property. The aggregate work includes 98 drill holes of which 71 have been drilled on the Jaclyn Main Zone, 10 holes at Jaclyn North , 4 holes at Jaclyn South, 2 holes at Justin’s Hope, 3 holes at Jaclyn East, 4 holes at Jaclyn West, 2 holes at the Christopher Zone and 2 holes at the Shawn’s Shot occurrence. The drilling followed an extensive soil sampling, prospecting and trenching program, which included excavation of 30 surface trenches, ~6,000 soil samples and ~2,400 rock, float and grab samples, as well as geological and structural mapping surveys. An 8,250 kilometer high resolution airborne magnetic and electromagnetic survey was flown in late 2003 to assist in the geological mapping and structural interpretation of the property. The airborne survey was extremely successful in outlining the trace of the Caradocian shale, a key marker unit closely associated with the mineralization at the Jaclyn Main Zone in particular.

South Golden Promise/Victoria Lake Property

Paragon acquired an option to earn a 100% interest in the South Golden Promise Property pursuant to an underlying option agreement, dated January 8, 2003, with Al Keats, Calvin Keats and Kevin Keats. The vendors are entitled to a 2.5% Net Smelter Return. Paragon can repurchase a 1.5% Net Smelter Return for $1,500,000 and has a right of first refusal with respect to the remaining 1.0% . As of September 2005, Paragon completed its obligations under its option agreement with the Vendors and now holds a 100% interest in the South Golden Promise Property subject to the 2.5% Net Smelter Return.

Under the terms of an agreement dated February 14, 2003 with Paragon, Crosshair earned a 60% interest in the South Golden Promise Property in consideration for issuing a total of 400,000 common shares and incurring a minimum of $1,750,000 in exploration expenditures.

The two blocks of licenses cover 17,800 hectares in 712 map-staked claims. Each claim is 500 by 500 meters, which is bounded by one corner of the UTM grid square and is one quarter of the square. The claims are grouped into licenses, which are the units of ownership and assessment work requirements. The details of the licenses covered by the option agreement are described as follows:

Summary of Licenses under Option

Licence	Claims	Hectares	NTS AREA	Issuance Date	Expenditures Required
SGP
12460M	70	1,750	12A/09,10, 15,16	November 22, 2004	$17,186.40 by 2008/11/22
12462M	256	6,400	12A/09, 16	August 19, 2002	$20.69 by 2009/08/19
13591M	23	575	12A/16	November 22, 2004	$1,332.13 by 2008/11/22
13766M	34	850	12A/15, 16	August 16, 2002	$6,507.13 by 2008/08/16
11058M	20	500	12A/16	October 28, 2004	$6,921.20 by 2008/10/28
11059M	4	100	12A/16	October 28, 2004	$568.64 by 2010/10/28
Victoria
08883M	166	4,150	12A/06	July 2, 2002	$83,525.58 by 2009/07/02
12380M	139	3,475	12A/06	July 5, 2004	$77,701.49 by 2013/07/05
Total:	712

Paragon was the contractor for the execution of the exploration programs in the first year for cost plus 8% fee. Subsequent to the first year, Crosshair has operated and carried out the exploration programs on the South Golden Promise property using in-house personnel.

Crosshair is responsible for paying for and renewing these licenses. The fee for license renewals is $25 per claim every five years and failure to pay the fee will result in the loss of the claims.

Property Location

The South Golden Promise Property consists of two blocks of licences located east and southwest of Red Indian Lake in west central Newfoundland, in the Grand Falls – Buchans Electoral District. The property is underlain by similar geology to that of the Golden Promise property, which is contiguous and immediately northeast of the South Golden Promise claims. The South Golden Promise Property also includes the Victoria Lake claims which are targeting massive sulphide deposits as opposed to gold at Golden Promise and South Golden Promise

Accessibility

The properties are accessible from Badger on the Trans Canada Highway via Route 370 to Buchans Junction about 43 kilometers to the southwest of Badger, and from Grand Falls-Windsor, immediately east of the property. The Millertown – Lake Ambrose logging haulage road west southwest of Buchans Junction is the principal access road to the various claim blocks to the south and southwest. The Exploits River, the provinces largest river system, crosses the northern portion of the property. The Victoria Lake claim group, the southwestern most claims, are best accessed by the main logging road leading west from the Exploits Dam along the south shore of Red Indian Lake. Numerous older logging roads, generally in poor shape, crosscut the property and afford locally limited access.

Climate Topography Elevation, and Vegetation

The climate, topography, elevation and vegetation are the same as for the Golden Promise Property described above.

History

The northeastern portion of the property has received the least amount of previous exploration. In fact, prior to the discovery of gold-bearing boulders at Golden Promise in 2002, most of the northern half of the property had received no previous exploration.

The sedimentary sequences that host the Jaclyn gold mineralization received very little exploration by previous explorers. The bulk of exploration activity in the region focused on the highly prospective volcanic rocks to the southwest which are known to host numerous copper and zinc prospects in the region. The volcanic sequences, most common on the south side of the Exploits River and occurring in the south central portion of the South Golden Promise property, received moderate amounts of exploration in the search for base metals (copper, lead and zinc). Noranda was most active and carried out ground surveys including, line cutting, geological mapping, soil sampling and geophysics. Several widely spaced drill holes did not intersect any mineralization. Immediately east of the property Aur Resources (subsequently taken over by Teck/Cominco) commenced commercial production in January 2007 at the Duck Pond deposit and will produce concentrate containing copper, zinc, lead, gold and silver over the projected 10 year life of the mine.

The Victoria Lake claims have received the most intensive exploration of all of the South Golden Promise property. The claims are considered highly prospective to host significant quantities of massive sulphides rich in copper, lead, zinc, gold and silver. Noranda carried out numerous exploration programs over the past 25 years including diamond drilling. Favourably altered volcanic rocks were encountered in several localities and suggest that massive sulphide bodies could exist on the claims. Work by Paragon in 2002 located potentially significant gold mineralization in the extreme southwestern portion of the claim group. Results include sulphide-bearing quartz veins that have returned assays of 2.5 and 3.6 grams per tonne gold.

Property Geology

The South Golden Promise property, in particular the northern and central portions, is underlain mainly by sedimentary and volcanic rocks of the Ordovician Victoria Lake Group which are in turn overlain by the Badger Group sedimentary rocks. The Victoria Lake Group is dominated in the upper sections by fine grained sedimentary sequences, while the lower portions of the Group are dominated by mafic and felsic volcanic rocks with minor interbedded sedimentary rocks. The Victoria Lake Group and Badger Group rocks are separated by a regionally important marker horizon of Caradocian shale.

The prominent structures on the property are a major syncline - anticline pair as traced by folds in the Cardocian shale. The folds are tight and upright with a gentle plunge to the northeast. A penetrative foliation is commonly developed sub parallel to bedding. Glacial striae showing ice movement to the northeast and south-southeast are observed locally.

The Victoria Lake claims are underlain mainly by volcanic and sedimentary rocks of the Victoria Lake Group. The felsic volcanic rocks in the area are considered highly prospective for hosting significant massive sulphide deposits and several areas of favourably altered and locally mineralized volcanic rocks are known to occur. These areas will be the primary target of exploration efforts on that portion of the property.

Sampling and Analysis

All samples collected on the Properties were subjected to a quality control procedure that ensured a best practice in the handling, sampling, analysis and storage of the drill core.

Individual samples and veins selected for gold analysis from drill core typically did not exceed one metre and 0.30 metres in length respectively. Intervals of altered rock adjacent to the veining were routinely sampled and analyzed for gold and trace elements. Samples which returned elevated gold values by standard fire-assay, or contained visible gold, or were likely to be well mineralized were screened by metallic screening fire-assay fusion which produces greater results than standard fire assay.

Soil sample locations were selected using handheld GPS. The samples were collected using soil augers with approximately 250 grams of soil which were shipped via air cargo to ALS Chemex in North Vancouver for gold assay, or in 2003, 2006 and 2007 were shipped directly to Eastern Analytical for analysis.

Chip and grab samples were collected with use of rock hammers and chisels with an effort to collect samples perpendicular to the orientation of mineralized structures and veins.

All core from Victoria Lake Property from the 2006 drilling was conducted in a well-lit shack constructed next to an outfitters lodge located at Henry Waters on Victoria Lake. Field visits were made by senior management of Rubicon (now Paragon) and Crosshair to view selected drill core. All core from the 2006 drilling program at the South Golden Promise Property was logged in a secure, well-lighted core logging facility in Millertown, Newfoundland. All core trays are labelled with aluminium tags indicating hole identifier and meterage interval.

Quality Control Standards and blanks at Accurrassy Laboratories are not reported unless requested by the client. Any data that falls outside of the standard deviation requires 10% of the samples in that batch to be reassayed and have their values compared with the previous set of results.

See “Golden Promise Property – Sampling and Analysis” above for a description of quality control measures and data verification procedures.

Security of Samples

Samples for preparation from South Golden Promise Property are organized and labelled when they enter the laboratory at Eastern Analytical. Samples from Victoria Lake Property were split by a diamond-bladed rock saw and were packed in individual plastic rock sample bags and sealed with zap-straps, sealed in rice bags, securely fastened with heavy-duty zap straps and transported to a staging area by helicopter by Rubicon personnel.

Exploration and Development

Since acquiring the properties, Crosshair has completed several phases of exploration including prospecting, mapping, till and rock sampling as well as excavator trenching on targets defined by the other works. The Victoria Lake claims also had ground gravity surveying completed to help identify potential massive sulphide targets. Diamond drilling has been carried out on the gold targets at South Golden Promise and the massive sulphide targets at Victoria Lake.

At South Golden Promise, the work to date has outlined a significant gold-bearing quartz vein system that has been exposed on surface for 170 meters and tested to about 50 meters in diamond drilling. A total of 16 holes were completed at South Golden Promise with two holes returning visible gold bearing quartz veining returning a high of 19.5 grams per tonne gold over 1.15 meters. Further work including diamond drilling and trenching of soil geochemical anomalies is recommended for the South Golden Promise gold target.

At Victoria Lake, an 11 hole (2,197 meters) diamond drilling program was completed in 2006. The program tested several coincidental geological, rock and soil geochemical anomalies as well as geophysical (gravity) anomalies identified by us. Favorably altered, sulphide-bearing felsic volcanic units were encountered in several of the holes. The drilling program was managed by Paragon personnel who have extensive experience in the region and who received 8% of the program costs as a management fee. During 2008, a three-dimensional borehole Pulse EM survey was conducted to test for off-hole conductors that may represent massive sulphides. Interpretation of the data by a geophysicist is forthcoming. Further work including diamond drilling has been recommended.

Risk Factors

For a list of risk factors relating to Gemini and its business after the completion of the Arrangement see “Risk Factors” above in this Information Circular.

Dividends

Any decision to pay dividends on common shares in the future will be made by Gemini’s Board on the basis of the earnings, financial requirements and other conditions existing at such time. Management does not foresee payment of dividends in the short or medium term.

Prior Sales of Securities of Gemini

As of the date of this Information Circular, Gemini has issued one Gemini Share for $0.25 to Crosshair on May 14, 2008 as the incorporator of Gemini.

Principal Shareholders of Gemini

The only persons known by Gemini that may have upon completion of the Arrangement, Financing and Paragon Secondary Offering, direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over, voting securities that constitute more than 10% of the Gemini Shares are:

Name of Shareholder	Number of Shares Held	Percentage
Crosshair Exploration & Mining Corp.	9,676,446	19.43%
Paragon Minerals Corporation	14,868,080	29.86%

Directors, Officers and Management of Gemini

Under the terms of the Arrangement, the directors, executive officers and management of Gemini will be the individuals set out below. Gemini will establish an Audit Committee and appoint Ian Smith, Geir Liland and Stewart Wallis as its members. None of the proposed directors, executive officers or management have entered into a non-competition or non-disclosure agreement with Gemini.

The following are the details of the proposed directors, executive officers and management of Gemini after the completion of the arrangement.

Name & Municipality of Residence[1]	Position with Gemini	Principal Occupation for the Past Five Years[1]	Gemini Shares Beneficially Owned or Over Which Control or Direction Exercised is Expected as of the Effective Date of the Arrangement[2,3]
Mark J. Morabito North Vancouver, BC	Director President Chief Executive Officer	Mr. Morabito has been Chief Executive Officer of Crosshair since June 1998 and was President of Crosshair from June 1998 to February 2008. He has been Chief Executive Officer of Target Exploration & Mining Corp. since December 2003 and was President of Target from December 2003 to June 2007. From December 2000 to February 2003, Mr. Morabito was Vice President Corporate Affairs for Leisure Canada Inc., a TSX-V issuer. From June 2001 to October 2003, he served as director for X-Tal Minerals Corp. and LaMancha Resources Inc., both TSX-V issuers.	145,830
Geir Liland4 5 Richmond, BC	Director	Mr. Liland has been self-employed as a consultant from December 2003 to present. He was retired between September 2002 and November 2003. From November 1999 to August 2002, he was Vice President, Corporate Finance with the TSX-V.	3,181

Name & Municipality of Residence[1]	Position with Gemini	Principal Occupation for the Past Five Years[1]	Gemini Shares Beneficially Owned or Over Which Control or Direction Exercised is Expected as of the Effective Date of the Arrangement[2,3]
Stewart Wallis4 5 Surrey, BC	Director	Mr. Wallis has been President of Target Exploration and Mining Corp. since June 2007. Mr. Wallis has acted as a consulting geologist. From 2003 to 2006, Mr. Wallis was the General Manager for the Vancouver office of Roscoe Postle Associates Inc.	22,836
Ian Smith4 5 Vancouver, BC	Director	Since October 2003, Mr. Smith has been President and CEO of bcMetals Corporation. Further, since January 1998, he has served as director of Andreas Ltd.	7,272
Paul Hosford Maple Ridge, BC	Director	Mr. Hosford has been President and COO of Crosshair since February 2008. Between August 2006 and February 2008, Mr. Hosford was Director, Barrick Technology Centre of Barrick Gold Corp., and from June 1998 to August 2006 was Manager, Metallurgy for Hatch Associates Ltd.	Nil
Joseph Miller Vancouver, BC	Chief Financial Officer	Between July 2007 and August 2008, Mr. Miller served as Chief Financial Officer of GPS Industries, Inc., a technology solutions provider to golf course owners and operators. Between August 1999 and January 2007, Mr. Miller held a variety of positions with Transalta Corporation, an international wholesale marketing and power generation company.	Nil
Julie Bolden Vancouver, BC	VP Corporate Affairs, Corporate Secretary	From August 2001 to December 2003, Ms. Bolden worked as a senior paralegal and corporate secretary at Leisure Canada Inc. From February 2005 to July 2006, she worked as a paralegal at Vector Corporate Finance Lawyers.	1,818
Evelyn Cox Port Moody, BC	VP Corporate Development	Prior to joining Crosshair in March 2007 as Manager Corporate Development, Ms. Cox was Manager Corporate Communication and Geologist at Candente Resource Corp.	Nil

1 The information as to country of residence and principal occupation, not being within the knowledge of Gemini, has been furnished by the respective directors individually.
2 The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of Gemini, has been furnished by the respective directors individually.
3 Common shares beneficially owned, or over which control or direction is exercised, directly and indirectly, at the date hereof, is based upon the information furnished to Gemini by individual directors. Unless otherwise indicated, such shares are held directly. These figures do not include shares that may be acquired on the exercise of any share purchase warrants or stock options held by the respective directors or officers.
4 Member of Gemini’s Audit Committee.
5 Member of Gemini’s Compensation Committee.

Biography of Directors, Officers and Management

Mark J. Morabito: Mr. Morabito is a business executive with a background in corporate finance and securities law. Mr. Morabito has over 12 years experience in public markets with a focus on junior mining and small business venture capital. He graduated from Simon Fraser University, Vancouver, B.C., with a Bachelor of Arts in 1990 and completed his Bachelor of Law degree at the University of Western Ontario, London, ON, in 1993. Mr. Morabito practiced corporate and securities law in Vancouver until 2001. Information about other public company directorships of Mr. Morabito is set out above under “Corporate Governance Practices – Directorships”.

Geir Liland: Geir Liland received his Bachelor of Arts (Economics and Commerce) from Simon Fraser University in Burnaby, B.C. in 1977 and studied accounting, auditing and taxation from 1978 - 1982, while working as an accountant for both public and private companies. Mr. Liland then began a long career with the TSX-V, his last position being Vice-President, Corporate Finance from May 1999 to August 2002. Geir Liland also acts as a director for Apoka Capital Corporation, egX Group, Inc., GMV Minerals Inc., HSF Capital Corporation, Pacific Imperial Mines Inc., Precient NeuroPharma Inc., Tapango Resources Ltd., Target Exploration & Mining Corp. and Uranium North Resources Corp.

Stewart Wallis: Mr. Wallis received his Bachelor of Science in Geology from McMaster University located in Hamilton, Ontario. His professional affiliations include: Association of Professional Engineers and Geoscientists of Saskatchewan; Association of Professional Engineers and Geoscientists of B.C.; Wyoming Professional Geologist; Certified Professional Geologist (AIPG); Fellow, Society of Economic Geologists; Member, Society of Mining Engineers. Mr. Wallis began his career with Cominco Ltd. carrying out exploration for base and precious metals throughout eastern Canada. Stewart Wallis also acts as a director for Target Mining and Exploration Corp. and Patrician Diamonds Inc.

Ian Smith: Mr. Smith is a director, President, Chief Executive Officer, and Chief Operating Officer of bcMetals. Mr. Smith has over 40 years experience in corporate, operations, and project management and consulting within the international base, precious metals and coal industries. He has worked around the world including Africa, China, southeast Asia and extensively in the Americas. Mr. Smith was President and Founding Partner of 'MRDI' which became one of the largest and most successful mining consultancies in North America. Information about other public company directorships of Mr. Smith is set out above under “Corporate Governance Practices – Directorships”.

Paul Hosford: Mr. Hosford received his Bachelor of Science Chemical Engineering (Honours) from the University of Edinburgh in 1982, and has more than 24 years international engineering experience in mine design, operations and project management. Between August 2006 and February 2008, Mr. Hosford served in a management role with Barrick Gold Corp. and from June 1998 to August 2006, was as a senior level consultant with Hatch Associates Ltd., working on numerous international mining projects. Mr. Hosford is a Professional Engineer and a member of the Canadian Institute of Mining and Metallurgy. Mr. Hosford is not a director of any other public company.

Joseph Miller: Mr. Miller has been a member of the Society of Management Accounts of Canada since 1992. On September 2, 2008, he will join Crosshair as its Chief Financial Officer. Between July 2007 and August 2008, Mr. Miller served as Chief Financial Officer of GPS Industries, Inc., a technology solutions provider to golf course owners and operators. Between August 1999 and January 2007, Mr. Miller held a variety of positions with Transalta Corporation, an international wholesale marketing and power generation company, including five years as Director, Financial Operations.

Julie Bolden: Since 1989, Ms. Bolden has worked at a number of Vancouver law firms as a securities paralegal, gaining experience in a wide variety of corporate securities transactions. She has taken the Canadian Securities Course, the SFU Public Companies course and is a graduate of the Capilano College Legal Assistant certificate program.

Evelyn Cox: Ms. Cox graduated with a B.Sc. (Honours) in Geology, with a minor in German, from the University of British Columbia. Prior to joining Crosshair in March 2007 as Manager Corporate Development, Ms. Cox was Manager Corporate Communication and Geologist at Candente Resource Corp.

Corporate Cease Trade Orders or Bankruptcies

Other than disclosed below, none of the persons proposed as directors of Gemini:

(e)

is, at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity,

	(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,

(ii)

was subject to an event that resulted, after the proposed director ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of the cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, or

(f)

is, at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

(g)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Mark Morabito was a director of Lima Gold Corporation (a prior name of Crosshair), which on February 10, 1999 was the subject of a Section 164 Cease Trade Order for failure to file financial statements. The Cease Trade Order was rescinded on April 14, 1999. At the time Crosshair did not have an active business and was undergoing extensive reorganization.

Penalties or Sanctions

Except as disclosed below, no proposed director of Gemini has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

Conflicts of Interest

The directors of Gemini are required by law to act honestly and in good faith with a view to the best interest of Gemini and to disclose any interests which they may have in any project or opportunity of Gemini. If a conflict of interest arises at a meeting of Gemini’s Board, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not Gemini will participate in any project or opportunity, that director will primarily consider the degree of risk to which Gemini may be exposed and its financial position at that time.

Except as disclosed in this Information Circular, to the best of Gemini’s knowledge, there are no known existing or potential conflicts of interest among Gemini and its promoters, directors, officers or other members of management as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

Promoter of Gemini

Crosshair is a promoter of Gemini by virtue of having taken the initiative in founding Gemini. Crosshair is the incorporator and holds one Gemini Common Share representing 100% of the issued and outstanding Gemini Shares.

Proposed Executive Compensation of Gemini

Compensation of Executive Officers and Summary Compensation Table

The following table sets forth the expected annual and long-term compensation for services in all capacities to Gemini for the twelve months following completion of the Arrangement in respect of individual(s) who are expected to be acting in a capacity similar to the Chief Executive Officer, Chief Financial Officer and the three most highly compensated Executive Officers.

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG TERM COMPENSATION
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options/ SARS(1) Granted (#)	Restrict Shares or Restricted Share Units ($)	LTIP(2) ($)	All Other Compensation ($)
Mark J. Morabito CEO and President	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Joseph Miller CFO	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)

“SARS” or “Stock appreciation right” means a right granted by Gemini as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of Gemini.

(2)

“LTIP” or “long term incentive plan” means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

Long-Term Incentive Plan

Gemini does have any long-term incentive plans.

Option/SAR Grants

As of the date of this Information Circular, Gemini has not granted any options or stock appreciation rights.

Termination of Employment, Changes in Responsibility and Employment Contracts

Gemini does not have any employment agreements with its Named Executive Officers. There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from (i) the resignation, retirement or other termination of a Named Executive Officer; (ii) a change of control; or (iii) a change of a Named Executive Officer’s responsibilities following a change of control.

Compensation of Directors

Upon completion of the Arrangement, it is anticipated that Gemini will pay no cash compensation to directors for services rendered in their capacity as directors.

Indebtedness of Directors and Executive Officers of Gemini

No individual who is, or at any time from the date of Gemini’s incorporation on May 14, 2008 was a director or executive officer of Gemini, nor an associate or affiliate of such an individual, is or has been indebted to Gemini.

Investor Relations Arrangements

As of the date of this Information Circular, there are no promotional or investor relations agreements contemplated for Gemini upon completion of the Arrangement.

Options and Warrants

As of the date of this Information Circular, Gemini is not authorized to issue options or warrants.

Subject to Shareholder approval of the organization resolution substantially in the form set out in Schedule “E”, upon giving effect to the Arrangement, Gemini will have adopted a stock option plan identical to the Gemini Stock Option Plan. Gemini will not initially be issuing any options under the adopted stock option plan.

Audit Committee

The Audit Committee’s Charter

The Charter of Gemini’s Audit Committee will be identical to the Charter adopted by Crosshair.

Composition of the Audit Committee

The members of Gemini’s Audit Committee are intended to be Ian Smith, Geir Liland and Stewart Wallis each of whom is an independent director and financially literate.

Relevant Education and Experience

Ian Smith has over 40 years experience in corporate operations, project management and consulting with the international base metals, precious metals and coal industries. Mr. Smith was the President, Chief Executive Officer, Chief Operating Officer and a director of bcMetals Corporation from October 2004 to February 2007. He was granted his Chartered Professional Management Aus. IMM in October 2000 and has been a Fellow with the Aus. IMM since 1990. Mr. Smith obtained his BE (Mining) from the University of Queensland, Australia in 1966.

Geir Liland received his Bachelor of Arts (Economics and Commerce) from Simon Fraser University in Burnaby, B.C. in 1977 and studied accounting, auditing and taxation from 1978 -- 1982, while working as an accountant for both public and private companies. Mr. Liland then began a long career with the TSX Venture Exchange (formerly known as Vancouver Stock Exchange), his last position being Vice-President, Corporate Finance from May 1999 to August 2002.

Throughout his geological career, Stewart Wallis has successfully managed operations in Canada and the US with multi-million dollar budgets and overseen the financial reporting and internal controls relating to such operations. He has also successfully operated his own business, Sundance Ventures, which became Sundance Geological Ltd.

Reliance on Certain Exemptions

At no time since the commencement of Gemini’s incorporation has Gemini relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110. Gemini will rely on the exemption in Section 6.1 of MI 52-110.

Pre-Approval Policies and Procedures

Gemini’s Audit Committee will adopted specific policies and procedures for the engagement of non-audit services to be set out in Gemini’s Audit Committee Charter.

Corporate Governance

Gemini will adopt corporate governance practices that are identical to Crosshair’s see “Corporate Governance Practices” above for more information. Gemini’s Compensation Committee will be composed of Stewart Wallis, Ian Smith, and Geir Liland.

Interest of Management and Others in Material Transactions

Other than as disclosed herein, Gemini is not aware of any material interest, direct or indirect, of (i) any shareholder that is expected to be a direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the voting rights attached to the Gemini Shares on the Effective Date of the Arrangement, (ii) any of our or our subsidiaries’ directors or executive officers, or (iii) any associate or affiliate of any of the foregoing, in any transaction since Gemini’s incorporation or in any proposed transaction that has materially affected or will materially affect us.

Auditors, Transfer Agent and Registrar

It is anticipated that Davidson & Company LLP, Chartered Accountants, of Vancouver, British Columbia, auditors of Crosshair, will also be the auditors of Gemini upon completion of the Arrangement. Davidson & Company LLP are independent in accordance with their rules of professional conduct.

It is anticipated that Computershare Investor Services Inc. of 510 Burrard Street, 3rd Floor, Vancouver, British Columbia will be the registrar and transfer agent of Gemini upon completion of the Arrangement.

Sponsorship

It is anticipated that Gemini will obtain a sponsorship exemption from the TSX-V.

Material Contracts

The only material contracts that Gemini has entered into are the Paragon Purchase and Sale Agreement and the Arrangement Agreement. These agreements are discussed above in this Information Circular.

EXPERTS

Crosshair’s and Gemini’s Auditors are Davidson & Company LLP, Chartered Accountants, of Vancouver, British Columbia and they report that they are independent of Crosshair and Gemini in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia. The consolidated annual financial statements incorporated in this Information Circular in reliance on the report of Davidson & Company LLP, Chartered Accountants, given on their authority as experts in auditing and accounting. As of the date hereof, to our knowledge the partners and employees of Davidson & Company LLP, Chartered Accountants, did not hold any registered or beneficial ownership interests, directly or indirectly, in the securities of Crosshair or Gemini or their respective associates or affiliates.

Blake, Cassels & Graydon LLP are Canadian legal counsel to Crosshair and have prepared a summary of the principal Canadian Federal Income Tax considerations generally applicable to the holders of Crosshair Shares disclosed under the heading “Income Tax Considerations – Canadian Federal Income Tax Considerations”.

Troutman Sanders LLP are U.S. legal counsel to Crosshair and have prepared a summary of the principal U.S. Federal Income Tax considerations generally applicable to the holders of Crosshair Shares disclosed under the heading “Income Tax Considerations – U.S. Federal Income Tax Considerations”.

The summary of the CMB Properties disclosed under the heading “Information Concerning Crosshair Post-Arrangement – CMB Properties” was taken by consent from the CMB Report. The CMB Report was authored by Gary H. Giroux, P.Eng. MASc. and Jeffery A. Morgan. P.Geo., each of whom are considered independent of Crosshair.

The summary of the Spin-Off Properties disclosed under the heading “Information Concerning Gemini Post-Arrangement – Mineral Properties” was taken by consent from the Golden Promise Report. The Golden Promise Report was authored by Larry R. Pilgrim, B.Sc. P. Geo. and Gary H. Giroux, P.Eng. MASc., each of whom are considered independent of Crosshair.

Each of the above technical reports is available on SEDAR at www.sedar.com under Crosshair’s profile. None of the authors of the above reports held any securities of Crosshair when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities of Crosshair.

To our knowledge, except as set out herein, none of the persons referred to above and none of the corporations by which they are employed have received or will receive any direct or indirect interests in Crosshair or Gemini’s property or the property of an associated party or an affiliate of Crosshair or Gemini. Each of the above named experts has advised Crosshair and Gemini that they beneficially own, directly or indirectly, less than 1% of the outstanding Crosshair Shares, and as a group they own less than 1% of the outstanding Crosshair Shares.

LEGAL PROCEEDINGS

There are no pending legal proceedings to which Crosshair or Gemini is or is likely to be a party or of which any of Crosshair’s properties including the Spin-Off Properties are or, to the best of knowledge of management of Crosshair and Gemini, is likely to be subject.

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information regarding Crosshair is available on SEDAR at www.sedar.com. Shareholders can obtain copies of Crosshair’s financial statements and management discussion and analysis of financial results by sending a request in writing to Crosshair at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1, or by sending an email to Crosshair at julie@crosshairexploration.com. Financial information regarding Crosshair is provided in Crosshair’s audited financial statements for the years ended April 30, 2008 and 2007 and in the accompanying management discussion and analysis, both of which are available on SEDAR at www.sedar.com.

BOARD APPROVAL

The contents and the sending of the Notice of Meeting and this Information Circular have been approved by the Board of Directors of Crosshair.

DATED at Vancouver, British Columbia, August 14, 2008.

(signed) Mark J. Morabito	(signed) Douglas R. Brett
Mark J. Morabito	Douglas R. Brett
Chief Executive Officer	Chief Financial Officer

GLOSSARY OF TERMS

The following is a glossary of general terms and abbreviations used in this Information Circular:

“Arrangement” means the arrangement under the Arrangement Provisions pursuant to which Crosshair proposes to reorganize its business and assets, and which is set out in detail in the Plan of Arrangement attached as Exhibit II to the Arrangement Agreement;

“Arrangement Agreement” means the agreement dated as of August 14, 2008 between Crosshair and Gemini, a copy of which is attached as Schedule “D” to this Information Circular, and any amendments or variations thereto;

“Arrangement Provisions” mean Part 8, Division 2 and Part 9, Division 5 of the BCBCA;

“Arrangement Resolution” means the special resolution which will be considered by the Shareholders to approve the Arrangement, the full text of which is set out in Schedule “C” to this Information Circular;

“BCBCA” means the Business Corporations Act (British Columbia), as amended, together with all regulations promulgated pursuant thereto;

“Business Day” means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

“Canadian GAAP” means generally accepted accounting principles in Canada;

“CMB Properties” means all of Crosshair’s interest in its properties in the Central Mineral Belt of Labrador;

“Consideration Shares” means the 16,201,413 Gemini Shares to be issued to Paragon pursuant to the Paragon Purchase and Sale Agreement;

“Court” means the British Columbia Supreme Court;

“Crosshair Class A Shares” means the Crosshair Shares as renamed and redesignated as Class A common shares under the Arrangement;

“Crosshair New Shares” means a new class of common shares without par value which Crosshair will create and issue as described in the Plan of Arrangement and for which the Crosshair Class A Shares are, in part, to be exchanged under the Plan of Arrangement and which, immediately after completion of the transactions comprising the Plan of Arrangement, will be identical in every relevant respect to the Crosshair Shares;

“Crosshair Options” means share purchase options issued pursuant to the Crosshair Stock Option Plan which are outstanding on the Effective Date;

“Crosshair Shares” means the common shares without par value which Crosshair is authorized to issue as the same are constituted on the date of this Information Circular;

“Crosshair Stock Option Plan” means the stock option plan of Crosshair;

“Crosshair Warrants” means common share purchase warrants of Crosshair which are outstanding on the Effective Date;

“Dissenting Shareholders” means registered Shareholders who validly exercise their rights of dissent provided to them with respect to the Arrangement and who will be paid fair value for their Crosshair Shares in accordance with the Interim Order and the Arrangement Provisions;

“Dissenting Shares” means the Crosshair Shares in respect of which Dissenting Shareholders have exercised a right of dissent;

“Effective Date” means the date upon which the Arrangement becomes effective;

“Effective Time” means the time on the Effective Date at which the Arrangement becomes effective;

“Financing” means the proposed initial public offering of Gemini by way of the Prospectus in an amount to be determined by Crosshair based on Gemini’s capital needs and market conditions, currently expected to be 6,666,667 common shares of Gemini at a price of $0.75 per common share for aggregate gross proceeds of $5,000,000;

“Final Order” means the final order of the Court approving the Arrangement;

“Gemini” means Gemini Metals Corp., a private corporation incorporated under the BCBCA;

“Gemini Shareholders” means the shareholders of Gemini;

“Gemini Shares” means the common shares without par value that Gemini is authorized to issue as the same are constituted on the date hereof;

“Gemini Stock Option Plan” means the proposed Stock Option Plan of Gemini, which is subject to TSX-V acceptance and Shareholder approval;

“Gemini Stock Option Plan Resolution” means an ordinary resolution which will be considered by the Shareholders to approve the Plan, the full text of which is set out in Schedule “E” to this Information Circular;

“Golden Promise Property” means the 1,033 map-staked claims in six licenses covering a total combined area of 25,825 hectares in Newfoundland, all as further detailed in the Golden Promise Report;

“Information Circular” means this Management Information Circular dated May 8, 2007;

“interested party” means an interested party within the meaning of Multilateral Instrument 61-101;

“Interim Order” means the interim order of the Court dated September 15, 2008, providing, among other things, for the calling and holding of the Meeting, a copy of which Interim Order is set out as Schedule “G” to this Information Circular;

“Meeting” means the annual and special meeting of the Shareholders to be held on September 15, 2008 and includes any adjournment thereof;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“Notice of Meeting” means the Notice of Annual and Special General Meeting of the Shareholders in respect of the Meeting;

“Optionholder” means a holder of Crosshair Options;

“Paragon” means Paragon Minerals Corporation a company incorporated under the BCBCA;

“Paragon Purchase and Sale Agreement” means the Purchase and Sale Agreement between Paragon, Crosshair and Gemini dated May 20, 2008 whereby Paragon will transfer all of its interest in the Spin-Off Properties to Gemini in exchange for the Consideration Shares;

“Paragon Secondary Offering” means the sale by Paragon of up to 1,333,333 of the Consideration Shares to be completed concurrently with the Financing and qualified by the Prospectus;

“Plan of Arrangement” means the plan of arrangement attached as Exhibit II to the Arrangement Agreement, and any amendments or variations thereto;

“Prospectus” means the preliminary and final prospectus of Gemini that will be used to qualify the sale of the Gemini Shares in the Financing;

“proxy” means the form of proxy which accompanies this Information Circular;

“Pubco Shares” means the 1,764,700 Common shares of a public company listed on the TSX-V and held by Crosshair;

“qualified person” means an individual who is a “qualified person” within the meaning of National Instrument 43-101;

“Registrar” means the Registrar of Companies under the BCBCA;

“related party” means a related party within the meaning of Multilateral Instrument 61-101;

“SEC” means the United States Securities and Exchange Commission;

“Shareholder” means a registered holder of Crosshair Shares;

“Share Distribution Record Date” means the close of business on the fourth Business Day prior to the Effective Date for the purpose of determining the Shareholders entitled to receive share certificates representing Gemini Shares under the Arrangement;

“South Golden Promise Property” means the 407 map-staked claims in six contiguous licences covering an area of 10,175 hectares located approximately 35 kilometres southwest of the Town of Badger in Newfoundland, all as further detailed in the Golden Promise Report;

“Spin-Off Assets” means, collectively, the Spin-Off Properties and the Pubco Shares that are to be transferred from Crosshair to Gemini pursuant to the Arrangement;

“Spin-Off Properties” means the Golden Promise Property, South Golden Promise Property and Victoria Lake Property;

“Tax Act” means the Income Tax Act (Canada), as amended;

“TSX” means the Toronto Stock Exchange;

“TSX-V” means the TSX Venture Exchange Inc.;

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Victoria Lake Property” means the 305 map-staked claims in two contiguous licences covering an area of 7,625 hectares located 125 kilometres southwest of Grand Falls-Windsor and 65 kilometres southwest of the Town of Buchans in Newfoundland, all as further detailed in the Golden Promise Report; and

“Warrantholder” means a holder of Crosshair Warrants.

DAVIDSON & COMPANY LLP		A Partnership of Incorporated Professionals
Chartered Accountants

AUDITORS' CONSENT

We have read the Information Circular of Crosshair Exploration & Mining Corp. (“Crosshair”) dated July 31, 2008 relating to the proposed arrangement involving Crosshair, its shareholders and Gemini Metals Corp. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the use in the above mentioned Information Circular of our report to the shareholders of Crosshair on the balance sheets of Crosshair as at April 30, 2008 and 2007 and the statements of operations, shareholders’ equity and cash flows for the years ended April 30, 2008, 2007 and 2006. Our report is dated June 20, 2008.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

August 14, 2008

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

SCHEDULE A
CROSSHAIR AMENDED STOCK OPTION PLAN

CROSSHAIR EXPLORATION & MINING CORP.
(the “Company”)

AMENDED STOCK OPTION PLAN AS OF JULY 31, 2008
(as approved by shareholders on [•], 2008)

ARTICLE 1      PURPOSE AND INTERPRETATION

1.1                   PURPOSE

The purpose of the Plan shall be to attract, retain and provide incentives to Service Providers, Insiders and employees of the Company and its Designated Affiliates and to advance the interests of the Company by facilitating equity participation in the Company by such persons through the acquisition of Common Shares of the Company.

1.2                   DEFINITIONS

In the Plan, the following capitalized words and terms shall have the following meanings:

(a)	“Act” means the Business Corporations Act (British Columbia) or its successor, as amended from time to time;

(b)	“Affiliate” shall have the meaning ascribed thereto in the Act;

(c)	“Associate” shall have the meaning ascribed thereto in the Securities Act (British Columbia);

(d)	“Board” shall mean the board of directors of the Company or any committee of directors appointed by the directors pursuant to Section 3.2 hereof;

(e)	“Common Shares” means the common shares of the Company;

(f)	“Company” means Crosshair Exploration & Mining Corp. and any successor or continuing corporation thereof;

(g)	“Designated Affiliate” means the Affiliates and Subsidiaries of the Company designated by the Board for purposes of the Plan from time to time;

(h)

“Employment Contract” means any contract between the Company or any Designated Affiliate of the Company and any director, officer or employee of the Company or a Designated Affiliate relating to, or entered into in connection with, the election, appointment or employment of such person or any other agreement to which the Company or its Designated Affiliate is a party with respect to the rights of such Participant in respect of a change in control of the Company or the termination of the election, appointment, employment or engagement of such Participant;

(i)	“Exchange” means the Toronto Stock Exchange;

(j)	“Expiry Date” means the date set by the Board under section 2.5(a) of the Plan, as the last date on which an Option may be exercised;

(k)	“Insider” shall have the meaning ascribed thereto in the Exchange Company Manual;

(l)	“Issuer” shall have the meaning ascribed thereto in the Securities Act (British Columbia);

(m)	“Issuer Bid” shall have the meaning ascribed thereto in the Securities Act (British Columbia);

(n)	“Option” means option to purchase Common Shares granted hereunder;

(o)	“Option Certificate” means a certificate, in the form attached hereto as Schedule “A”, whereby the Company grants to an Optionee an Option.

(p)	“Option Shares” means the aggregate number of Common Shares which an Optionee may purchase under an Option.

(q)	“Optionee” shall mean a Participant to whom an Option has been granted pursuant to the Plan;

(r)	“Outstanding Issue” means on any date, the number of Common Shares of the Company issued and outstanding;

(s)

“Participant” means those Service Providers, Insiders and employees of the Company and its Designated Affiliates who shall be granted Options pursuant to the Plan as determined by the Board and as may be permitted under the Securities Act (British Columbia) from time to time;

(t)	“Person” means a Company or individual;

(u)	“Plan” means this Stock Option Plan, as it may be amended from time to time;

(v)	“Securities Act” means the Securities Act (British Columbia) or its successor, as amended from time to time;

(w)

“Service Provider” means any person or company engaged to provide management or consulting services for the Corporation or any Designated Affiliate under a written agreement for an initial, renewable or extended period of twelve months or more;

(x)	“Subsidiary” shall have the meaning ascribed thereto in the Securities Act; and

(y)	“Take-over Bid” shall have the meaning ascribed thereto in the Securities Act.

(z)

“Unissued Option Shares” means the number of Common Shares, at a particular time, which have been allotted for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 3.6, such adjustments to be cumulative.

(aa)	“Vested” means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Certificate.

ARTICLE 2     TERMS OF OPTIONS

2.1                   THE PLAN

The Plan is hereby established pursuant to which Options to purchase Common Shares of the Company may be granted to Service Providers, Insiders and employees of the Company and its Designated Affiliates in accordance with the terms and conditions set forth herein.

2.2                   PARTICIPATION IN PLAN

The Board shall from time to time determine the Participants who may participate in the Plan and the number of Common Shares to be made subject to Options granted to Participants under the Plan. All such determinations shall be made in accordance with the terms and conditions of the Plan, the Securities Act and the rules and policies of the Exchange, and the Board may take into consideration the present and potential contribution of each Participant to the success of the Company and any other factors which the Board deems appropriate and relevant. The following restrictions on Option grants under the Plan apply:

(a)	an individual can receive grants of no more than 5% of the issued and outstanding share capital of the Company on a yearly basis;

(b)

unless disinterested shareholder approval is obtained, the aggregate number of Common Shares that may be reserved for issuance to the Insiders of the Company (i) at the time of grant, or (ii) within a one-year period, pursuant to this Plan or any other previously established and outstanding option plans or grants, shall not exceed 10% of the issued and outstanding share capital of the Company at the time of the grant; and

(c)	all Option grants are exercisable for a maximum of ten years from the date of the grant, subject to Section 2.5(a).

2.3                   MAXIMUM NUMBER OF COMMON SHARES

The number of Common Shares issuable pursuant to Options to purchase Common Shares granted pursuant to the Plan shall not in the aggregate exceed 11,308,528 Common Shares, subject to any adjustments made pursuant to section 3.6.

2.4                   PRICE

The exercise price per Common Share for Options granted pursuant to the Plan shall be determined by the Board at the time the Option is granted, provided that such price shall not be less than the closing price of the Company’s Common Shares as traded on the Exchange on the last trading day immediately preceding the date of the grant of the Option. In the event that the Common Shares are not listed on the Exchange at the time of the grant, the Option exercise price shall not be less than the price allowed by any other stock exchange or regulatory authority having jurisdiction.

2.5                   TERMS OF OPTIONS

(a)

The term of each Option granted pursuant to the Plan shall be determined by the Board in its discretion at the time the Option is granted, provided however that in no event shall any Option be exercisable following 10 years from the date of the grant of the Option;

provided, however, that if at any time the expiry of the term of an Option should be determined to occur either during a period in which the trading of Common Shares by the Optionee is restricted under the insider trading policy or other policy of the Company or within ten business days following such a period, such date shall be deemed to be the date that is the tenth business day following the date of expiry of such restriction.

(b)

Except as provided pursuant to Sections 2.8 and 2.9, no Option may be exercised unless the Participant is, at the time of such exercise, a bona fide Service Provider, Insider or employee of the Company or any of its Designated Affiliates, as the case may be, and shall have been continuously such a bona fide Service Provider, Insider or employee since the grant of the Option, as the case may be. Absence on leave with the approval of the Company or a Designated Affiliate shall not be considered an interruption of employment for purposes of the Plan.

(c)

If there is a Take-over Bid or Issuer Bid made for all or a portion of the issued and outstanding Common Shares, the Board may, by resolution and subject to the prior approval of the Exchange if the Company is listed on the Exchange at such time, permit all Options outstanding to become immediately exercisable (notwithstanding any condition or provision prescribed by the Board at the time of the grant of the Option) in order to permit Common Shares issuable under such Options to be tendered to such Take- over Bid or Issuer Bid.

2.6                   EXERCISE OF OPTION

(a)

Subject to subparagraph (c), an Option may be exercised to purchase any number of Common Shares up to the number of Vested Unissued Option Shares at any time after the date of the grant of the Option and up to 5:00 p.m. local time on the Expiry Date and shall not be exercisable thereafter.

(b)

The Option shall be exercisable by delivering to the Company a notice specifying the number of Common Shares in respect of which the Option is exercised together with payment in full of the purchase price of the Common Shares which are the subject of the exercised Option. No Participant or his or her legal representatives or distributees will be, or will be deemed to be, a holder of any Common Shares with respect to which the Participant was granted an Option under the Plan, unless and until certificates for such Common Shares are issued in accordance with the terms of the Plan.

(c)

The Board may, at the time an option is granted under the Plan or upon renegotiation of the same, attach restrictions relating to the exercise of the Option, including vesting provision. Any such restrictions shall be recorded on the applicable Option Certificate attached as Schedule A to this Plan.

2.7                   LAPSED OPTIONS

In the event that Options granted under the Plan are cancelled or surrendered (other than for compensation), terminate or expire without being exercised in whole or in part in accordance with the terms of the Plan, new Options may be granted in respect of the number of Common Shares not purchased under such lapsed options.

2.8                   TERMINATION OF EMPLOYMENT

If a Participant shall:

(a)	cease to be an Insider of the Company and any of its Designated Affiliates (and is not or does not continue to be an employee thereof);

(b)

cease to be employed by the Company or any of its Designated Affiliates (and is not or does not continue to be a director thereof) for any reason (other than by reason of the death of the Participant) or shall receive notice from the Company or any of its Designated Affiliates of the termination of the Participant’s employment; or

(c)	cease to be a Service Provider (and is not or does not continue to be an employee or Insider of the Company or any of its Designated Affiliates);

(collectively, “Termination”) the Participant shall have such rights to exercise any fully Vested Option not exercised prior to such Termination within a period of 30 calendar days after the date of Termination.

2.9                   DEATH OF PARTICIPANT

In the event of the death of a Participant who is an Insider of the Company or any of its Designated Affiliates or who is an employee having been continuously in the employ of the Company or any of its Designated Affiliates for one year from and after the date of the granting of such Participant’s Option, or the death of an individual who is a Service Provider or the shareholder of a Participant which is a Service Provider, where that individual has provided services to the Company or any of its Designated Affiliates (if applicable, through the Service Provider company) for one year from and after the date of the granting of the Service Provider’s Option, the Option theretofore granted to such Participant shall only be exercisable until the earlier of the expiry of the 365 day period next succeeding such death and the Expiry Date, and then only:

(a)	by the person or persons to whom the Participant’s rights under the Option shall pass by the Participant’s or the Participant’s shareholder’s will or the laws of descent and distribution; and

(b)	to the extent that the Participant was entitled to exercise the option at the date of his or her death.

2.10                 TRANSFERABILITY AND ASSIGNABILITY

The benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable by a Participant or exercisable by any person other than the Participant except as specifically provided herein.

2.11                  NECESSARY APPROVALS

The obligation of the Company to issue and deliver any Common Shares in accordance with the Plan shall be subject to any necessary approval of the regulatory authority having jurisdiction over the securities of the Company. If any Common Shares cannot be issued to any Participant for whatever reason, the obligation of the Company to issue such Common Shares shall terminate and any option exercise price paid to the Company shall be returned to the Participant.

ARTICLE 3     GENERAL

3.1                   ADMINISTRATION OF THE PLAN

The Plan shall be administered by the Board and the Board shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Board may deem necessary in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Board in good faith shall be final and conclusive and shall be binding on the Participants and the Company. No member of the Board shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Board shall, in addition to their rights as directors, be fully protected, indemnified and held harmless by the Company with respect to any such action taken or determination or interpretation made. The appropriate officers of the Company are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Company.

3.2                   DELEGATION TO COMMITTEE

All of the powers exercisable hereunder, otherwise than pursuant to Section 3.3 hereof, may, to the extent permitted by applicable law and authorized by resolution of the Board be exercised by a committee of the Board consisting of not less than three directors, including any executive committee or compensation committee of the Board.

3.3                   RECORD KEEPING

The Company shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant;

(b)	the number of Options granted to each Participant; and

(c)	the aggregate number of Common Shares subject to Options granted under the Plan.

3.4                   EMPLOYMENT

Nothing contained in the Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any Affiliate, or interfere in any way with the right of the Company or any Affiliate to terminate the Participant’s employment at any time. Participation in the Plan by a Participant shall be voluntary.

3.5                   AMENDMENT OF THE PLAN

The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate the Plan or any Option granted under the Plan without shareholder approval, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature, changes regarding the Participants who may participate in the Plan, changes to the exercise price of Options, changes to the term of Options, changes regarding the right to exercise Options after Termination, changes to add a cashless exercise feature to the Plan, and changes regarding the vesting of Options; provided however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Common Shares are listed;

(b)	the Board shall obtain shareholder approval of the following:

	(i)	any amendment to the maximum number of Common Shares specified in Section 2.3 in respect of which Options may be granted under the Plan (other than pursuant to Section 3.6);

	(ii)	any amendment that would reduce the exercise price of an outstanding Option of an Insider (other than pursuant to Section 3.6); and

	(iii)	any amendment that would extend the term of any Option granted under the Plan to an Insider beyond the Expiry Date

3.6                   ADJUSTMENT IN SHARES SUBJECT TO THE PLAN

In the event there is any change in the number of issued Common Shares of the Company through the declaration of stock dividends or subdivisions, consolidations or exchanges of Common Shares, or otherwise, the number of Common Shares available under the Plan, the number of Common Shares subject to Options granted under the Plan, and the exercise price thereof shall be adjusted appropriately by the Board, with the prior approval of and any stock exchange or regulatory body having jurisdiction over the securities of the Company, and such adjustment shall be effective and binding for all purposes of the Plan.

3.7                   AMALGAMATION, CONSOLIDATION OR MERGER

If the Company amalgamates, consolidates with or merges, with or into another corporation, any Common Shares receivable on the exercise of an Option granted under the Plan shall be converted into the securities, property or cash which the Participant would have received upon such amalgamation, consolidation or merger had the Option been exercised prior to such event.

3.8                   SECURITIES EXCHANGE TAKE-OVER BID

In the event that the Company becomes the subject of a Take-Over Bid pursuant to which 100% of the issued and outstanding Common Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the governing statute of incorporation, and where consideration is paid in whole or in part in equity securities of the offeror, the Board may, subject to the prior approval of the Exchange if the Company is listed on the Exchange at such time, send notice to all Optionees requiring them to surrender their Options within 10 days of the mailing of such notice, and the Optionees shall be deemed to have surrendered such Options on the tenth day after the mailing of such notice without further formality, provided that:

(a)	the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement options to the Optionees to purchase the equity securities offered pursuant to such take-over bid;

(b)	the Board shall have determined, in good faith, that such replacement options have substantially the same economic value as the Options being surrendered; and

(c)	the surrender of Options and the granting of replacement options can be effected on a tax free roll-over basis under the Income Tax Act (Canada).

3.9                   NO REPRESENTATION OR WARRANTY

The Company makes no representation or warranty as to the future market value of any Common Shares issued in accordance with the provisions of the Plan.

3.10                 INTERPRETATION

The Plan shall be governed and construed in accordance with the laws of the Province of British Columbia.

SCHEDULE “A”

CROSSHAIR EXPLORATION & MINING CORP.
(FORMERLY INTERNATIONAL LIMA RESOURCES CORP.)

STOCK OPTION PLAN

FORM OF OPTION CERTIFICATE

CROSSHAIR EXPLORATION & MINING CORP.

OPTION CERTIFICATE

                  This Option Certificate is issued by Crosshair Exploration & Mining Corp. (the “Company”) pursuant to the Stock Option Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

1.	on [DATE OF GRANT] (the “Grant Date”);

2.	[NAME OF OPTIONEE], of [ADDRESS OF OPTIONEE] (the “Optionee”);

3.	was granted the option (the “Option”) to purchase [NUMBER] Common Shares (the “Option Shares”) of the Company;

4.	for the price (the “Option Price”) of $[EXERCISE PRICE] per share;

5.	terminating on the [DATE] (the “Expiry Date”);

6.	Option Shares may be exercised from time to time prior to the Expiry Date as follows:

(a) [INSERT VESTING PROVISIONS] or if no vesting provisions: [at any time after the Grant Date of the Option, the Optionee may purchase up to 100% of the total number of Option Shares;]

7.	notwithstanding the provisions of paragraph 6, the Option shall not be exercisable until such time as the Plan has been approved by the Company’s shareholders;

all on the terms and subject to the conditions as set out in the Plan. For greater certainty, once Option Shares have become Vested, they continue to be exercisable until the termination or cancellation thereof as provided in this Option Certificate and the Plan.

                  Effective as of the _____ day of ______________, 200__.

THE COMMON SEAL OF CROSSHAIR	)
EXPLORATION & MINING CORP. was affixed	)
in the presence of:	)
)
	)	C/S
Authorized Signatory	)
)
)
Authorized Signatory	)
)

SCHEDULE B
CROSSHAIR STOCK OPTION PLAN RESOLUTION

BE IT RESOLVED, as an ordinary resolution, that:

1.

The adoption of Crosshair’s Amended Stock Option Plan dated July 31, 2008 (the “Plan”), and the authorization for reissuance under the Plan of the 978,750 Crosshair Shares issued pursuant to previous option exercises under the Plan, be and are hereby ratified and approved.

2.	Crosshair be and is hereby authorized to grant stock options pursuant to and subject to the terms and conditions of the Plan entitling the option holders to purchase common shares of Crosshair.

3.

The Board of Directors of Crosshair or any committee created pursuant to the Plan be and it is hereby authorized to make such amendments to the Plan from time to time, as may be required by the applicable regulatory authorities, or may in its discretion, be considered appropriate by the Board of Directors or committee, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Plan, the approval of the Shareholders.

4.	Any one Director of Crosshair be and is hereby authorized to execute any and all documents as the Director deems necessary to give effect to the transactions contemplated in the Plan.

5.

Crosshair be and is hereby authorized to abandon or terminate all or any part of the adoption of the Plan, if the Board of Directors of Crosshair deems it appropriate and in the best interest of Crosshair to do so.

SCHEDULE C
THE ARRANGEMENT RESOLUTION

RESOLUTION OF THE HOLDERS OF COMMON SHARES OF
CROSSHAIR EXPLORATION & MINING CORP. (THE “SHAREHOLDERS”)

BE IT RESOLVED as a special resolution that:

1.

The Arrangement Agreement dated effective July 30, 2008 between Crosshair Exploration & Mining Corp. (“Crosshair”) and Gemini Metals Corp. (“Gemini”), attached as Schedule “D” to the notice and annual and special meeting and management information circular (the “Circular”) of Crosshair dated effective July 31, 2008 is hereby confirmed, ratified and approved.

2.

The arrangement (the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act (British Columbia) substantially as set forth in the Plan of Arrangement attached as Exhibit II to the Arrangement Agreement attached as Schedule “D” to the Circular is hereby approved and authorized.

3.

Notwithstanding that this special resolution has been passed by the Shareholders of Crosshair or has received the approval of the Supreme court of British Columbia, the board of directors of Crosshair may amend the Arrangement Agreement and the Plan of Arrangement to the extent permitted by the Arrangement Agreement and/or decide not to proceed with the Arrangement or revoke this special resolution at any time prior to the filing of the certified copy of the court order approving the Arrangement with the Registrar of Companies for British Columbia without further approval of the Shareholders of Crosshair.

4.

Any one director or officer of Crosshair is hereby authorized, for and on behalf of Crosshair to execute and deliver all documents and instruments and take all such other actions as may be necessary or desirable to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

SCHEDULE D
ARRANGEMENT AGREEMENT AND PLAN OF ARRANGEMENT

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 14th day of August, 2008.

BETWEEN:

CROSSHAIR EXPLORATION & MINING CORP., a corporation incorporated under the Business Corporations Act (British Columbia)

(“Crosshair”)

AND:

GEMINI METALS CORP., a corporation incorporated under the Business Corporations Act (British Columbia)

(“Gemini”)

WHEREAS:

(A)                   Crosshair and Gemini have agreed to proceed with a corporate restructuring by way of a Plan of Arrangement whereby:

(i)	certain assets of Crosshair will be transferred to Gemini in exchange for Gemini Shares; and

(ii)

Crosshair will reorganize its capital by redesignating the existing Crosshair Common Shares as Crosshair Class A Shares and by creating an unlimited number of Crosshair New Shares and by issuing one Crosshair New Share and 0.1818182 of one Gemini Share in exchange for each Crosshair Class A Share that a Crosshair Shareholder will receive in exchange for each of its Crosshair Shares; and

(B)                   Crosshair proposes to convene a meeting of the Crosshair Shareholders to consider the Arrangement pursuant to Part 9, Division 5 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement attached as Exhibit II hereto; and

(C)                   Each of the parties to this Agreement has agreed to participate in and support the Arrangement.

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS, INTERPRETATION AND EXHIBIT

1.1                   Definitions. In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)	“Agreement” means this agreement including the exhibits attached hereto as the same may be supplemented or amended from time to time;

(b)	“Arrangement” means the arrangement pursuant to Part 9, Division 5 of the BCBCA as contemplated by the provisions of this Agreement and the Plan of Arrangement;

(c)	“Arrangement Provisions” means Part 9, Division 5 of the BCBCA;

(d)	“BCBCA” means the Business Corporations Act, S.B.C. 2002, c. 57, as amended;

(e)	“Board of Directors” means the current and existing Board of Directors of Crosshair;

(f)	“Business Day” means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

(g)	“Closing Date” means the last Business Day preceding the Share Distribution Record Date;

(h)	“Constating Documents” means, in respect of Crosshair and Gemini, the Articles and related Notice of Articles under the BCBCA;

(i)	“Court” means the Supreme Court of British Columbia;

(j)	“Crosshair” means Crosshair Exploration & Mining Corp., a corporation existing under the BCBCA;

(k)	“Crosshair Class A Shares” means the renamed and redesignated Crosshair Shares as described in §3.1(a) in the Plan of Arrangement;

(l)	“Crosshair Meeting” means the special meeting of the Crosshair Shareholders and any adjournments thereof to be held to, among other things, consider and, if deemed advisable, approve the Arrangement;

(m)	“Crosshair Shareholders” means holders of Crosshair Shares;

(n)	“Crosshair Shares” means the common shares without par value which Crosshair is authorized to issue as the same are constituted on the date hereof;

(o)	“Effective Date” shall be the Listing Date;

(p)	“Final Order” means the final order of the Court approving the Arrangement;

(q)	“Gemini” means Gemini Metals Corp., a company incorporated pursuant to and existing under the BCBCA;

(r)	“Gemini Shareholder” means a holder of Gemini Shares;

(s)	“Gemini Shares” means the voting common shares without par value which Gemini is authorized to issue as the same are constituted on the date hereof;

(t)	“Information Circular” means the management information circular of Crosshair to be sent to the Crosshair Shareholders in connection with the Crosshair Meeting;

(u)	“Interim Order” means the interim order of the Court providing advice and directions in connection with the Crosshair Meeting and the Arrangement;

(v)	“Listing Date” means the date the Gemini Shares are listed on the TSX Venture Exchange;

(w)

“Person” means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

(x)	“Plan of Arrangement” means the plan of arrangement attached to this Agreement as Exhibit II as the same may be amended from time to time;

(y)	“Registrar” means the Registrar of Companies under the BCBCA;

(z)

“Share Distribution Record Date” means the close of business on that day which is four Business Days prior to the date of the Effective Date for the purpose of determining the Crosshair Shareholders entitled to receive Crosshair New Shares and Gemini Shares under the Arrangement;

(aa)	“Spin-Off Assets” means the assets of Crosshair described in Exhibit I hereto which are to be transferred to Gemini under the Arrangement;

(bb)	“Warrantholder” means a holder of Crosshair Warrants.

1.2                   Currency. All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3                   Interpretation Not Affected by Headings. The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and the exhibits hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.

1.4                   Number and Gender. In this Agreement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter and words importing persons shall include firms and corporations.

1.5                   Date for any Action. In the event that any date on which any action is required to be taken hereunder by Crosshair or Gemini is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6                   Meaning. Words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.7                   Exhibits. Attached hereto and deemed to be incorporated into and form part of this Agreement as Exhibit I is a description of the Spin-Off Assets and as Exhibit II is the Plan of Arrangement.

ARTICLE 2
ARRANGEMENT

2.1                   Arrangement. The parties agree to effect the Arrangement pursuant to the Arrangement Provisions on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2                   Effective Date of Arrangement. The Arrangement shall become effective on the Effective Date as set out in the Plan of Arrangement.

2.3                   Commitment to Effect. Subject to termination of this Agreement pursuant to Article 6 hereof, the parties shall each use all reasonable efforts and do all things reasonably required to cause the Plan of Arrangement to become effective by no later than September 30, 2008, or by such other date as Crosshair and Gemini may determine, and in conjunction therewith to cause the conditions described in §5.1 to be complied with prior to the Effective Date. Without limiting the generality of the foregoing, the parties shall proceed forthwith to apply for the Interim Order and Crosshair shall call the Crosshair Meeting and mail the Information Circular to the Crosshair Shareholders.

2.4                   Filing of Final Order. Subject to the rights of termination contained in Article 6 hereof, upon the Crosshair Shareholders approving the Arrangement by special resolution in accordance with the provisions of the Interim Order and the BCBCA, Crosshair obtaining the Final Order and the other conditions contained in Article 5 hereof being complied with or waived, Crosshair on its behalf and on behalf of Gemini shall file with the Registrar:

(a)	the records and information required by the Registrar pursuant to the Arrangement Provisions; and

(b)	a certified copy of the Final Order.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1                   Representations and Warranties. Each of the parties hereby represents and warrants to each of the other parties that:

(a)

it is a corporation duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation, and has full capacity and authority to enter into this Agreement and to perform its covenants and obligations hereunder;

(b)	it has taken all corporate actions necessary to authorize the execution and delivery of this Agreement and this Agreement has been duly executed and delivered by it;

(c)

neither the execution and delivery of this Agreement nor the performance of any of its covenants and obligations hereunder will constitute a material default under, or be in any material contravention or breach of (i) any provision of its Constating Documents or other governing corporate documents, (ii) any judgment, decree, order, law, statute, rule or regulation applicable to it, or (iii) any agreement or instrument to which it is a party or by which it is bound; and

(d)	no dissolution, winding up, bankruptcy, liquidation or similar proceedings has been commenced or are pending or proposed in respect of it.

ARTICLE 4
COVENANTS

4.1                   Covenants. Each of the parties covenants with the others that it will do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may reasonably be required to facilitate the carrying out of the intent and purpose of this Agreement.

4.2                   Interim Order and Final Order. The parties acknowledge that Crosshair will apply to and obtain from the Court, pursuant to the Arrangement Provisions, the Interim Order providing for, among other things, the calling and holding of the Crosshair Meeting for the purpose of considering and, if deemed advisable, approving and adopting the Arrangement and that the Gemini Shareholders shall approve the Arrangement by a consent resolution. The parties each covenant and agree that if the approvals of the Arrangement by the Crosshair Shareholders and the Gemini Shareholders as set out in §5.1(b) and §5.1(c) hereof are obtained, Crosshair will thereafter (subject to the exercise of any discretionary authority granted to Crosshair’s directors and Gemini’s directors by the Crosshair Shareholders and the Gemini Shareholders, respectively) take the necessary actions to submit the Arrangement to the Court for approval and apply for the Final Order and, subject to compliance with any of the other conditions provided for in Article 5 hereof and to the rights of termination contained in Article 6 hereof, file the material described in §2.4 with the Registrar.

ARTICLE 5
CONDITIONS

5.1                   Conditions Precedent. The respective obligations of the parties to complete the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions:

(a)	the Interim Order shall have been granted in form and substance satisfactory to Crosshair;

(b)

the Arrangement and this Agreement, with or without amendment, shall have been approved and ratified at the Crosshair Meeting by the Crosshair Shareholders in accordance with the Arrangement Provisions, the Constating Documents of Crosshair, the Interim Order and the requirements of any applicable regulatory authorities;

(c)

the Arrangement and this Agreement, with or without amendment, shall have been approved and ratified by the Gemini Shareholders to the extent required by, and in accordance with the Arrangement Provisions and the Constating Documents of Gemini;

(d)	the Final Order shall have been obtained in form and substance satisfactory to Crosshair and Gemini;

(e)

the Toronto Stock Exchange shall have conditionally approved the Arrangement, including the listing of the Crosshair Class A Shares in substitution for the Crosshair Shares, the delisting of the Crosshair Class A Shares and in substitution the listing of the Crosshair New Shares and TSX Venture Exchange shall have conditionally approved the listing of the Gemini Shares issuable under the Arrangement, as of the Effective Date, subject to compliance with the requirements of such exchange;

(f)

all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required or necessary or desirable for the completion of the transactions provided for in this Agreement and the Plan of Arrangement shall have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances each in form acceptable to Crosshair and Gemini;

(g)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and the Arrangement;

(h)	notices of dissent pursuant to ARTICLE 5 of the Plan of Arrangement shall not have been delivered by Crosshair Shareholders holding greater than 3% of the outstanding Crosshair Shares; and

(i)	this Agreement shall not have been terminated under Article 6 hereof.

Except for the conditions set forth in § (a), (b), (c), (d), (e) and (i), which may not be waived, any of the other conditions in this §5.1 may be waived by either Crosshair or Gemini at its discretion.

5.2                   Pre-Closing. Unless this Agreement is terminated earlier pursuant to the provisions hereof, the parties shall meet at the offices of Blake, Cassels & Graydon LLP, Suite 2600, 595 Burrard Street, Vancouver, British Columbia V7X 1L3, at 9:00 a.m. on the Closing Date, or at such other location or at such other time or on such other date as they may mutually agree, and each of them shall deliver to the other of them:

(a)

the documents required to be delivered by it hereunder to complete the transactions contemplated hereby, provided that each such document required to be dated the Effective Date shall be dated as of, or become effective on, the Effective Date and shall be held in escrow to be released upon the occurrence of the Effective Date; and

(b)	written confirmation as to the satisfaction or waiver by it of the conditions in its favour contained in this Agreement.

5.3                   Merger of Conditions. The conditions set out in §5.1 hereof shall be conclusively deemed to have been satisfied, waived or released upon the occurrence of the Effective Date.

5.4                   Merger of Representations, Warranties and Covenants. The representations and warranties in §3.1 shall be conclusively deemed to be correct as of the Effective Date and the covenants in §4.1 hereof shall be conclusively deemed to have been complied with in all respects as of the Effective Date, and each shall accordingly merge in and not survive the effectiveness of the Arrangement.

ARTICLE 6
AMENDMENT AND TERMINATION

6.1                   Amendment. Subject to any mandatory applicable restrictions under the Arrangement Provisions or the Final Order, this Agreement, including the Plan of Arrangement, may at any time and from time to time before or after the holding of the Crosshair Meeting, but prior to the Effective Date, be amended by the written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of the Crosshair Shareholders.

6.2                   Termination. Subject to §6.3, this Agreement may at any time before or after the holding of the Crosshair Meeting, and before or after the granting of the Final Order, but in each case prior to the Effective Date, be terminated by direction of the Board of Directors of Crosshair without further action on the part of the Crosshair Shareholders, or by the Board of Directors of Gemini without further action on the part of the Gemini Shareholders, and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion by the Board of Directors of Crosshair or Gemini to elect to terminate this Agreement and discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.

6.3                   Cessation of Right. The right of Crosshair or Gemini or any other party to amend or terminate the Plan of Arrangement pursuant to §6.1 and §6.2 shall be extinguished upon the occurrence of the Effective Date.

ARTICLE 7
GENERAL

7.1                   Notices. All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be delivered or telecopied, addressed as follows:

in the case of Crosshair:

Suite 1240 – 1140 West Pender Street
Vancouver, British Columbia
V6E 4G1
Attention: Mark J. Morabito
Facsimile: (604) 681-8039

in the case of Gemini:

Suite 1240 – 1140 West Pender Street
Vancouver, British Columbia
V6E 4G1
Attention: Mark J. Morabito
Facsimile: (604) 681-8039

in each case with a copy to:

Blake, Cassels & Graydon LLP
Suite 2600, 595 Burrard Street
Vancouver, British Columbia
V7X 1L3

Attention: Bob Wooder
Facsimile: (604) 631-3309

7.2                   Assignment. None of the parties may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the others of them.

7.3                   Binding Effect. This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the parties and their respective successors and permitted assigns.

7.4                   Waiver. Any waiver or release of the provisions of this Agreement, to be effective, must be in writing and executed by the party granting such waiver or release.

7.5                   Governing Law. This Agreement shall be governed by and be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

7.6                   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

7.7                   Expenses. All expenses incurred by a party in connection with this Agreement, the Arrangement and the transactions contemplated hereby and thereby shall be borne by the party that incurred the expense or as otherwise mutually agreed by the parties.

7.8                   Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

7.9                   Time of Essence. Time is of the essence of this Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

CROSSHAIR EXPLORATION & MINING CORP.

Per:    (signed) Mark J. Morabito
Authorized Signatory

GEMINI METALS CORP.

Per:    (signed) Mark J. Morabito
          Authorized Signatory

EXHIBIT I

ASSETS OF CROSSHAIR EXPLORATION & MINING CORP. TO BE TRANSFERRED TO GEMINI METALS CORP.

1.         1,764,700 common shares of a public company listed on the TSX-V disclosed in Crosshair’s financial statements for the year ended April 30, 2008.

2.         All of Crosshair’s right, title and interest in and to:

(a)	the Golden Promise project of which Crosshair has an option to purchase a 60% interest; and

(b)	the South Golden Promise/Victoria Lake project of which Crosshair has earned a 60% interest.

Note: The assets above include all rights and obligations under the underlying agreements in respect of the associated mineral properties.

EXHIBIT II

TO THE ARRANGEMENT AGREEMENT
DATED AS OF THE 14th DAY OF AUGUST, 2008 BETWEEN
CROSSHAIR EXPLORATION & MINING CORP. AND
GEMINI METALS CORP.

PLAN OF ARRANGEMENT
UNDER PART 9, DIVISION 5 OF
THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

PART 26
DEFINITIONS AND INTERPRETATION

1.1           Definitions. In this plan of arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)	“Arrangement” means the arrangement pursuant to the Arrangement Provisions on the terms and conditions set out herein;

(b)	“Arrangement Agreement” means the arrangement agreement dated as of August 14, 2008 between Crosshair and Gemini to which this Exhibit is attached, as may be supplemented or amended from time to time;

(c)	“Arrangement Provisions” means Part 9, Division 5 of the BCBCA;

(d)	“BCBCA” means the Business Corporations Act, S.B.C. 2002, c. 57, as amended;

(e)	“Board of Directors” means the current and existing Board of Directors of Crosshair;

(f)	“Business Day” means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

(g)	“Court” means the Supreme Court of British Columbia;

(h)	“Crosshair” means Crosshair Exploration & Mining Corp., a corporation existing under the BCBCA;

(i)	“Crosshair Class A Shares” means the renamed and redesignated Crosshair Shares as described in §3.1(b) of this Plan of Arrangement;

(j)

“Crosshair Meeting” means the annual and special meeting of the Crosshair Shareholders and any adjournments thereof to be held to, among other things, consider and, if deemed advisable, approve the Arrangement;

(k)

“Crosshair New Shares” means a new class of voting common shares without par value which Crosshair will create and issue as described in §3.1(b) of this Plan of Arrangement and for which the Crosshair Class A Shares are, in part, to be exchanged under the Plan of Arrangement and which, immediately after completion of the transactions comprising the Plan of Arrangement, will be identical in every relevant respect to the Crosshair Shares;

(l)	“Crosshair Shareholders” means holders of Crosshair Shares;

(m)	“Crosshair Shares” means the voting common shares without par value which Crosshair is authorized to issue as the same are constituted on the date hereof;

(n)	“Effective Date” shall be the Listing Date;

(o)	“Final Order” means the final order of the Court approving the Arrangement;

(p)	“Gemini” means Gemini Metals Corp, a company existing under the BCBCA;

(q)	“Gemini Shareholder” means a holder of Gemini Shares;

(r)	“Gemini Shares” means the voting common shares without par value which Gemini is authorized to issue as the same are constituted on the date hereof;

(s)	“Interim Order” means the interim order of the Court providing advice and directions in connection with the Crosshair Meeting and the Arrangement;

(t)	“Listing Date” means the date the Gemini Shares are listed on the TSX Venture Exchange;

(u)	“Plan of Arrangement” means this plan of arrangement, as the same may be amended from time to time;

(v)	“Registrar” means the Registrar of Companies under the BCBCA;

(w)

“Share Distribution Record Date” means the close of business on that day which is four Business Days prior to the date of the Effective Date for the purpose of determining the Crosshair Shareholders entitled to receive Crosshair New Shares and Gemini Shares pursuant to this Plan of Arrangement;

(x)	“Spin-Off Assets” means the assets of Crosshair described in Exhibit I to the Arrangement Agreement;

(y)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, as amended; and

(z)	“Transfer Agent” means Computershare Investors Services Inc. at its principal office in Vancouver, British Columbia.

1.2           Interpretation Not Affected by Headings. The division of this Plan of Arrangement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specifically indicated, the terms “this Plan of Arrangement”, “hereof”, “hereunder” and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or subparagraph and include any agreement or instrument supplementary or ancillary hereto.

1.3           Number and Gender. Unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and words importing persons shall include firms and corporations.

1.4           Meaning. Words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA, unless the context otherwise requires.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1           Arrangement Agreement. This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

ARTICLE 3
THE ARRANGEMENT

3.1           The Arrangement. On the Effective Date, the following shall occur and be deemed to occur in the following chronological order without further act or formality notwithstanding anything contained in the provisions attaching to any of the securities of Crosshair or Gemini, but subject to the provisions of Article 5:

(a)

Crosshair will transfer the Spin-Off Assets to Gemini in exchange for that number of Gemini Shares having an aggregate fair market value equal to the fair market value of the Spin-Off Assets (less the amount of related liabilities of Crosshair being assumed by Gemini) and Crosshair and Gemini will jointly elect pursuant to the terms of section 85 of the Tax Act at elected amounts to be determined by Crosshair within the limits set out in the Tax Act;

(b)	the authorized share structure of Crosshair shall be reorganized and altered by:

	(i)	renaming and redesignating all of the issued and unissued Crosshair Shares as Class A common shares (the “Crosshair Class A Shares”), and

	(ii)	creating an unlimited number of common shares without par value with terms identical to the Crosshair Shares (the “Crosshair New Shares”);

(c)	Crosshair’s Notice of Articles shall be amended to reflect the alterations in §3.1(b);

(d)

pursuant to the reorganizing each issued and outstanding Crosshair Class A Share outstanding on the Share Distribution Record Date shall be exchanged for one Crosshair New Share and 0.1818182 of one Gemini Share and such Crosshair Shareholders shall cease to be the holders of the Crosshair Class A Shares so exchanged. While each Crosshair Shareholder’s fractional Gemini Shares will be combined, no fractional shares will be issued and Crosshair Shareholders will not receive any compensation in lieu thereof. The name of each Crosshair Shareholder who is so deemed to exchange his, her or its Crosshair Class A Shares, shall be removed from the central securities register of Crosshair Class A Shares with respect to the Crosshair Class A Shares so exchanged and shall be added to the central securities registers of Crosshair New Shares and Gemini Shares as the holder of the number of Crosshair New Shares and Gemini Shares, deemed to have been received on the exchange. The aggregate paid up capital of the Crosshair New Shares will be equal to the paid up capital of the Crosshair Class A Shares immediately prior to the reorganization less the fair market value of the Gemini Shares;

(e)

the Crosshair Class A Shares, none of which will be allotted and issued once the steps referred to in §3.1(b) and §(d), are completed, shall be cancelled and the authorized capital of Crosshair shall be diminished by deleting the Crosshair Class A Shares as classes of shares of Crosshair; and

(f)	the Notice of Articles of Crosshair shall be amended to reflect the alterations in §3.1(e).

3.2           No Fractional Shares. Notwithstanding any other provision of this Arrangement, no fractional Gemini Shares shall be distributed to the Crosshair Shareholders.

3.3           Share Distribution Record Date. In §3.1(d) the reference to a Crosshair Shareholder shall mean a person who is a Crosshair Shareholder on the Share Distribution Record Date, subject to the provisions of Article 5.

3.4           Deemed Time for Redemption. In addition to the chronological order in which the transactions and events set out in §3.1 shall occur and shall be deemed to occur, the time on the Effective Date for the exchange of Gemini Class A Shares for Gemini Shares set out in §3.1(d) shall occur and shall be deemed to occur immediately after the time of listing of the Gemini Shares on the TSX Venture Exchange on the Effective Date.

3.5           Deemed Fully Paid and Non-Assessable Shares. All Crosshair New Shares and Gemini Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.

3.6           Arrangement Effectiveness. The Arrangement shall become final and conclusively binding on the Crosshair Shareholders and the Gemini Shareholders and each of Crosshair and Gemini on the Effective Date.

3.7           Supplementary Actions. Notwithstanding that the transactions and events set out in §3.1 shall occur and shall be deemed to occur in the chronological order therein set out without any act or formality, each of Crosshair and Gemini shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to give effect to, or further document or evidence, any of the transactions or events set out in §3.1, including, without limitation, any resolutions of directors authorizing the issue, transfer or redemption of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, and any necessary additions to or deletions from share registers.

ARTICLE 4
CERTIFICATES

4.1           Crosshair Class A Shares. Recognizing that the Crosshair Shares shall be renamed and redesignated as Crosshair Class A Shares pursuant to §3.1(a) and that the Crosshair Class A Shares shall be exchanged partially for Crosshair New Shares pursuant to §3.1(d), Crosshair shall not issue replacement share certificates representing the Crosshair Class A Shares.

4.2           Crosshair’s Gemini Shares. Recognizing that the Gemini Shares issued to Crosshair under §3.1(a) shall be distributed by Crosshair to the Crosshair Shareholders pursuant to the provisions of §3.1(e), Gemini shall issue one share certificate representing all of the Gemini Shares registered in the name of Crosshair, which share certificate shall be held by Crosshair until such shares are distributed by Crosshair to the Crosshair Shareholders and such certificate shall then be cancelled.

4.3           Gemini Share Certificates. As soon as practicable following the Effective Date, Gemini shall cause to be issued to the registered holders of Crosshair Shares as of the Share Distribution Record Date, share certificates representing the Gemini Shares of which each such Crosshair Shareholder will be the registered holder at the close of business on the Effective Date, and shall cause such share certificates to be delivered or mailed to such registered shareholders.

4.4           New Share Certificates. From and after the Effective Date, share certificates representing Crosshair Shares not deemed to have been cancelled pursuant to Article 5 shall for all purposes be deemed to be share certificates representing Crosshair New Shares, and no new share certificates shall be issued with respect to the Crosshair New Shares issued in connection with the Arrangement.

4.5           Interim Period. Any Crosshair Shares traded after the Share Distribution Record Date will represent Crosshair New Shares as of the Effective Date and shall not carry any rights to receive Gemini Shares.

ARTICLE 5
RIGHTS OF DISSENT

5.1           Dissent Right. Notwithstanding §3.1 hereof, holders of Crosshair Shares may exercise rights of dissent (the “Dissent Right”) in connection with the Arrangement pursuant to the

Interim Order and in the manner set forth in sections 242 to 247 of the BCBCA (the “Dissent Procedures”).

5.2           Dealing with Dissenting Shares. Crosshair Shareholders who duly exercise Dissent Rights with respect to their Crosshair Shares (“Dissenting Shares”) and who:

(a)

are ultimately entitled to be paid fair value for their Dissenting Shares shall be deemed to have transferred their Dissenting Shares to Crosshair for cancellation immediately before the Effective Date; or

(b)

for any reason are ultimately not entitled to be paid for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Crosshair Shareholder and shall receive Crosshair New Shares and Gemini Shares on the same basis as every other non-dissenting Crosshair Shareholder;

but in no case shall Crosshair be required to recognize such persons as holding Crosshair Shares on or after the Effective Date.

5.3           Reservation of Gemini Shares. If a Crosshair Shareholder exercises the Dissent Right, Crosshair shall on the Effective Date set aside and not distribute that portion of the Gemini Shares which is attributable to the Crosshair Shares for which Dissent Rights have been exercised. If the dissenting Crosshair Shareholder is ultimately not entitled to be paid for their Dissenting Shares, Crosshair shall distribute to such Crosshair Shareholder his or her pro rata portion of the Gemini Shares. If a Crosshair Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, then Crosshair shall retain the portion of the Gemini Shares attributable to such Crosshair Shareholder and such shares will be dealt with as determined by the Board of Directors of Crosshair in its discretion.

ARTICLE 6
REFERENCE DATE

6.1           Reference Date. This plan of arrangement is dated for reference August 14, 2008.

SCHEDULE E
GEMINI STOCK OPTION PLAN RESOLUTION

BE IT RESOLVED as an ordinary resolution that:

1.

The stock option plan (the “Plan”) of Gemini Metals Corp (“Gemini”), attached as Schedule “F” to the notice and annual and special meeting and management information circular (the “Circular”) of Crosshair dated effective July 31, 2008 is hereby approved, ratified and confirmed as the Plan for Gemini.

2.

The directors of Gemini be and they are hereby authorized to grant stock options pursuant to the terms and conditions of the Plan entitling the holders to purchase up to a maximum of 10% of the issued and outstanding common shares of Gemini determined at the time of each grant of stock options.

3.

Any one director or officer of Gemini be and is hereby authorized, for and on behalf of Gemini to execute and deliver all documents and instruments and take all such other actions as may be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

SCHEDULE F
GEMINI STOCK OPTION PLAN

GEMINI METALS CORP.
(the “Company”)

STOCK OPTION PLAN AS OF JULY 31, 2008
(as approved by shareholders on September •, 2008)

ARTICLE 1     PURPOSE AND INTERPRETATION

1.1                     PURPOSE

The purpose of the Plan shall be to attract, retain and provide incentives to Consultants, Consultant Companies, Management Company Employees, directors, officers and employees of the Company and its Designated Affiliates and to advance the interests of the Company by facilitating equity participation in the Company by such persons through the acquisition of Common Shares of the Company.

1.2                     DEFINITIONS

In the Plan, the following capitalized words and terms shall have the following meanings:

(a)	“Act” means the Business Corporations Act (British Columbia) or its successor, as amended from time to time;

(b)	“Affiliate” shall have the meaning ascribed thereto in the Act;

(c)	“Associate” shall have the meaning ascribed thereto in the Securities Act (British Columbia);

(d)	“Board” shall mean the board of directors of the Company or any committee of directors appointed by the directors pursuant to Section 3.2 hereof;

(e)	“Common Shares” means the common shares of the Company;

(f)	“Company” means Gemini Metals Corp. and any successor or continuing corporation thereof;

(g)

“Consultant” means an individual (including an individual whose services are contracted through a personal holding company) with whom the Company or a Subsidiary has a written contract for substantial services;

(h)

“Consultant Company” means an issuer all of the voting securities of which are beneficially owned by one individual, where that individual is the service provider contemplated by a contract for substantial services to be provided by the Consultant Company to the Company or any of its Designated Affiliates;

(i)	“Designated Affiliate” means the Affiliates and Subsidiaries of the Company designated by the Board for purposes of the Plan from time to time;

(j)

“Employment Contract” means any contract between the Company or any Designated Affiliate of the Company and any director, officer or employee of the Company or a Designated Affiliate relating to, or entered into in connection with, the election, appointment or employment of such person or any other agreement to which the Company or its Designated Affiliate is a party with respect to the rights of such Participant in respect of a change in control of the Company or the termination of the election, appointment, employment or engagement of such Participant;

(k)	“Exchange” means the TSX Venture Exchange;

(l)	“Expiry Date” means the date set by the Board under section 2.5(a) of the Plan, as the last date on which an Option may be exercised;

(m)	“Insider” shall have the meaning ascribed thereto in the Securities Act (British Columbia);

(n)

“Investor Relations Activities” means any activities, by or on behalf of an Issuer or Shareholder of the Issuer, that promote or reasonably cold be expected to promote the purchase or sale of securities of the Issuer, but does not include:

	(i)	the dissemination of information provided, or records prepared, in the ordinary course of business of the Issuer

		(A)	to promote the sale of products or services of the Issuer, or

		(B)	to raise public awareness of the Issuer

that cannot reasonably be considered to promote the purchase or sale of securities of the Issuer

	(ii)	activities or communications necessary to comply with the requirements of

		(A)	applicable Securities Laws,

		(B)	Exchange Requirements or the by-laws, rules or other regulatory instruments of any other self regulatory body or exchange having jurisdiction over the Issuer;

(iii)

Communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if

		(A)	the communication is only through the newspaper, magazine or publication, and

		(B)	the publisher or writer receives not commission or other consideration other than for acting in the capacity of publisher or writer; or

	(iv)	activities or communications that may be otherwise specified by the Exchange.

(o)	“Issuer” shall have the meaning ascribed thereto in the Securities Act (British Columbia);

(p)	“Issuer Bid” shall have the meaning ascribed thereto in the Securities Act (British Columbia);

(q)

“Management Company Employee” means an individual employed by a person providing management services to the Issuer, which are required for the ongoing successful operation of the business enterprise of the Issuer, but excluding a Person engaged in investor relations activities;

(r)	“Option” means option to purchase Common Shares granted hereunder;

(s)	“Option Certificate” means a certificate, in the form attached hereto as Schedule “A”, whereby the Company grants to an Optionee an Option.

(t)	“Option Shares” means the aggregate number of Common Shares which an Optionee may purchase under an Option.

(u)	“Optionee” shall mean a Participant to whom an Option has been granted pursuant to the Plan;

(v)	“Outstanding Issue” means on any date, the number of Common Shares of the Company issued and outstanding;

(w)

“Participant” means those Consultants, Consultant Companies, Management Company Employees, directors, officers, and employees of the Company and its Designated Affiliates who shall be granted Options pursuant to the Plan as determined by the Board and as may be permitted under the Securities Act (British Columbia) from time to time;

(x)	“Person” means a Company or individual;

(y)	“Plan” means this Stock Option Plan, as it may be amended from time to time;

(z)	“Securities Act” means the Securities Act (British Columbia) or its successor, as amended from time to time;

(aa)	“Subsidiary” shall have the meaning ascribed thereto in the Securities Act; and

(bb)	“Take-over Bid” shall have the meaning ascribed thereto in the Securities Act.

(cc)

“Unissued Option Shares” means the number of Common Shares, at a particular time, which have been allotted for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 3.6, such adjustments to be cumulative.

(dd)	“Vested” means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Certificate.

ARTICLE 2
TERMS OF OPTIONS

2.1                     THE PLAN

The Plan is hereby established pursuant to which Options to purchase Common Shares of the Company may be granted to Consultants, Consultant Companies, Management Company Employees, Persons employed to provide Investor Relations Activities, directors, officers, and employees of the Company and its Designated Affiliates in accordance with the terms and conditions set forth herein.

2.2                     PARTICIPATION IN PLAN

The Board shall from time to time determine the Participants who may participate in the Plan and the number of Common Shares to be made subject to Options granted to Participants under the Plan. All such determinations shall be made in accordance with the terms and conditions of the Plan, the Securities Act and the rules and policies of the Exchange, and the Board may take into consideration the present and potential contribution of each Participant to the success of the Company and any other factors which the Board deems appropriate and relevant. The following restrictions on Option grants under the Plan apply:

(a)

an individual can receive grants of no more than 5% of the issued and outstanding share capital of the Company on a yearly basis, with the exception of a Consultant or a Consultant Company who may not receive grants of more than 2% of the issued and outstanding share capital of the Company at the time of grant;

(b)

no more than an aggregate of 2% of the number of issued and outstanding shares in the capital of the Company may be reserved for issue upon exercise of option grants made to Persons employed to conduct Investor Relations Activities at any one time; and

(c)	all Option grants are exercisable for a maximum of five years from the date of the grant, subject to Section 2.5(a).

2.3                     MAXIMUM NUMBER OF COMMON SHARES

The number of Common Shares issuable pursuant to Options to purchase Common Shares granted pursuant to the Plan shall not in the aggregate exceed 10% of the issued and outstanding Common Shares of the Company at the time of the Option grant, subject to any adjustments made pursuant to section 3.6.

2.4                     PRICE

The exercise price per Common Share for Options granted pursuant to the Plan shall be determined by the Board at the time the Option is granted, provided that such price shall not be less than the closing price of the Company’s Common Shares as traded on the Exchange on the last trading day immediately preceding the date of the grant of the Option less allowable discounts as permitted by the Exchange of up to 25%, or such other price as may be required or permitted by the Exchange at the time that the Option is granted. In the event that the Common Shares are not listed on the Exchange at the time of the grant, the Option exercise price shall not be less than the price allowed by any other stock exchange or regulatory authority having jurisdiction.

2.5                     TERMS OF OPTIONS

(a)

The term of each Option granted pursuant to the Plan shall be determined by the Board in its discretion at the time the Option is granted, provided however that in no event shall any Option be exercisable following 5 years from the date of the grant of the Option; provided, however, that if at any time the expiry of the term of an Option should be determined to occur either during a period in which the trading of Common Shares by the Optionee is restricted under the insider trading policy or other policy of the Company or within ten business days following such a period, such date shall be deemed to be the date that is the tenth business day following the date of expiry of such restriction.

(b)

Except as provided pursuant to Sections 2.8 and 2.9, no Option may be exercised unless the Participant is, at the time of such exercise, a bona fide Consultant or Consultant Company, a Management Company Employee, Persons employed to provide Investor Relations Activities, or a director of or in the employ of the Company or any of its Designated Affiliates, as the case may be, and shall have been continuously such a bona fide Consultant, Consultant Company, Management Company Employee, director, or so employed since the grant of the Option, as the case may be. Absence on leave with the approval of the Company or a Designated Affiliate shall not be considered an interruption of employment for purposes of the Plan.

(c)

If there is a Take-over Bid or Issuer Bid made for all or a portion of the issued and outstanding Common Shares, the Board may, by resolution and subject to the prior approval of the Exchange if the Company is listed on the Exchange at such time, permit all Options outstanding to become immediately exercisable (notwithstanding any condition or provision prescribed by the Board at the time of the grant of the Option) in order to permit Common Shares issuable under such Options to be tendered to such Take- over Bid or Issuer Bid.

2.6                     EXERCISE OF OPTION

(a)

Subject to subparagraph (c), an Option may be exercised to purchase any number of Common Shares up to the number of Vested Unissued Option Shares at any time after the date of the grant of the Option and up to 5:00 p.m. local time on the Expiry Date and shall not be exercisable thereafter.

(b)

The Option shall be exercisable by delivering to the Company a notice specifying the number of Common Shares in respect of which the Option is exercised together with payment in full of the purchase price of the Common Shares which are the subject of the exercised Option. No Participant or his or her legal representatives or distributees will be, or will be deemed to be, a holder of any Common Shares with respect to which the Participant was granted an Option under the Plan, unless and until certificates for such Common Shares are issued in accordance with the terms of the Plan.

(c)	Option Shares are subject to the minimum vesting requirements as set out in the Option Certificate attached as Schedule A to this Plan.

(d)	Option Shares will be subject to a four month hold period commencing on the date of the grant of the Option.

2.7                    OPTIONS

In the event that Options granted under the Plan are cancelled or surrendered (other than for compensation), terminate or expire without being exercised in whole or in part in accordance with the terms of the Plan, new Options may be granted in respect of the number of Common Shares not purchased under such lapsed options.

2.8                     TERMINATION OF EMPLOYMENT

If a Participant shall:

(a)	cease to be a director of the Company and any of its Designated Affiliates (and is not or does not continue to be an employee thereof);

(b)

cease to be employed by the Company or any of its Designated Affiliates (and is not or does not continue to be a director thereof) for any reason (other than by reason of the death of the Participant) or shall receive notice from the Company or any of its Designated Affiliates of the termination of the Participant’s employment;

(c)	cease to be a Consultant or Consultant Company (and is not or does not continue to be an employee or director of the Company or any of its Designated Affiliates);

(d)	cease to be a Management Company Employee; or

(e)	cease to be a Person employed to provide Investor Relations Activities.

(collectively, “Termination”) the Participant shall have such rights to exercise any fully Vested Option not exercised prior to such Termination within a period of 30 calendar days after the date of Termination.

2.9                     DEATH OF PARTICIPANT

In the event of the death of a Participant who is a director of the Company or any of its Designated Affiliates or who is an employee having been continuously in the employ of the Company or any of its Designated Affiliates for one year from and after the date of the granting of such Participant’s Option, or the death of an individual who is the shareholder of a Participant which is a Consultant Company where that individual has provided services to the Company or any of its Designated Affiliates (through the Participant Consultant Company) for one year from and after the date of the granting of the Consultant Company’s Option, the Option theretofore granted to such Participant shall only be exercisable until the earlier of the expiry of the 365 day period next succeeding such death and the Expiry Date, and then only:

(a)	by the person or persons to whom the Participant’s rights under the Option shall pass by the Participant’s or the Participant’s shareholder’s will or the laws of descent and distribution; and

(b)	to the extent that the Participant was entitled to exercise the option at the date of his or her death.

2.10                  TRANSFERABILITY AND ASSIGNABILITY

The benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable by a Participant or exercisable by any person other than the Participant except as specifically provided herein.

2.11                   NECESSARY APPROVALS

The obligation of the Company to issue and deliver any Common Shares in accordance with the Plan shall be subject to any necessary approval of the regulatory authority having jurisdiction over the securities of the Company. If any Common Shares cannot be issued to any Participant for whatever reason, the obligation of the Company to issue such Common Shares shall terminate and any option exercise price paid to the Company shall be returned to the Participant.

ARTICLE 3
GENERAL

3.1                     ADMINISTRATION OF THE PLAN

The Plan shall be administered by the Board and the Board shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Board may deem necessary in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Board in good faith shall be final and conclusive and shall be binding on the Participants and the Company. No member of the Board shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Board shall, in addition to their rights as directors, be fully protected, indemnified and held harmless by the Company with respect to any such action taken or determination or interpretation made. The appropriate officers of the Company are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Company.

3.2                     DELEGATION TO COMMITTEE

All of the powers exercisable hereunder, otherwise than pursuant to Section 3.3 hereof, may, to the extent permitted by applicable law and authorized by resolution of the Board be exercised by a committee of the Board consisting of not less than three directors, including any executive committee or compensation committee of the Board.

3.3                     RECORD KEEPING

The Company shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant;

(b)	the number of Options granted to each Participant; and

(c)	the aggregate number of Common Shares subject to Options granted under the Plan.

3.4                     EMPLOYMENT

Nothing contained in the Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any Affiliate, or interfere in any way with the right of the Company or any Affiliate to terminate the Participant’s employment at any time. Participation in the Plan by a Participant shall be voluntary.

3.5                     AMENDMENT OF THE PLAN

The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate the Plan or any Option granted under the Plan without shareholder approval, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature, changes regarding the Participants who may participate in the Plan, changes to the exercise price of Options, changes to the term of Options, changes regarding the right to exercise Options after Termination and changes regarding the vesting of Options; provided however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Common Shares are listed;

(b)	the Board shall obtain shareholder approval of the following:

	(i)	any amendment to the maximum number of Common Shares specified in Section 2.3 in respect of which Options may be granted under the Plan (other than pursuant to Section 3.6);

	(ii)	any amendment that would reduce the exercise price of an outstanding Option of an Insider (other than pursuant to Section 3.6); and

	(iii)	any amendment that would extend the term of any Option granted under the Plan to an Insider beyond the Expiry Date

3.6                     ADJUSTMENT IN SHARES SUBJECT TO THE PLAN

In the event there is any change in the number of issued Common Shares of the Company through the declaration of stock dividends or subdivisions, consolidations or exchanges of Common Shares, or otherwise, the number of Common Shares available under the Plan, the number of Common Shares subject to Options granted under the Plan, and the exercise price thereof shall be adjusted appropriately by the Board, with the prior approval of and any stock exchange or regulatory body having jurisdiction over the securities of the Company, and such adjustment shall be effective and binding for all purposes of the Plan.

3.7                     AMALGAMATION, CONSOLIDATION OR MERGER

If the Company amalgamates, consolidates with or merges, with or into another corporation, any Common Shares receivable on the exercise of an Option granted under the Plan shall be converted into the securities, property or cash which the Participant would have received upon such amalgamation, consolidation or merger had the Option been exercised prior to such event.

3.8                     SECURITIES EXCHANGE TAKE-OVER BID

In the event that the Company becomes the subject of a Take-Over Bid pursuant to which 100% of the issued and outstanding Common Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the governing statute of incorporation, and where consideration is paid in whole or in part in equity securities of the offeror, the Board may, subject to the prior approval of the Exchange if the Company is listed on the Exchange at such time, send notice to all Optionees requiring them to surrender their Options within 10 days of the mailing of such notice, and the Optionees shall be deemed to have surrendered such Options on the tenth day after the mailing of such notice without further formality, provided that:

(a)	the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement options to the Optionees to purchase the equity securities offered pursuant to such take-over bid;

(b)	the Board shall have determined, in good faith, that such replacement options have substantially the same economic value as the Options being surrendered; and

(c)	the surrender of Options and the granting of replacement options can be effected on a tax free roll-over basis under the Income Tax Act (Canada).

3.9                     NO REPRESENTATION OR WARRANTY

The Company makes no representation or warranty as to the future market value of any Common Shares issued in accordance with the provisions of the Plan.

3.10                   INTERPRETATION

The Plan shall be governed and construed in accordance with the laws of the Province of British Columbia.

SCHEDULE “A”

GEMINI METALS CORP.

STOCK OPTION PLAN

FORM OF OPTION CERTIFICATE

THE SECURITIES REPRESENTED BY THIS AGREEMENT AND ANY SHARES OR OTHER SECURITIES ISSUED UPON EXERCISE OF SUCH SECURITIES ARE SUBJECT TO A HOLD PERIOD AND WILL BE LEGENDED AS FOLLOWS:

“WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [FOUR MONTHS AND ONE DAY AFTER THE DATE OF GRANT]”

GEMINI METALS CORP.

OPTION CERTIFICATE

                    This Option Certificate is issued by Gemini Metals Corp. (the “Company”) pursuant to the Stock Option Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

1.	on [DATE OF GRANT] (the “Grant Date”);

2.	[NAME OF OPTIONEE], of [ADDRESS OF OPTIONEE] (the “Optionee”);

3.	was granted the option (the “Option”) to purchase [NUMBER] Common Shares (the “Option Shares”) of the Company;

4.	for the price (the “Option Price”) of $[EXERCISE PRICE] per share;

5.	terminating on the [DATE] (the “Expiry Date”);

6.	Option Shares may be exercised from time to time prior to the Expiry Date as follows:

(a) at any time after the date which is six months from the Grant Date of the Option, the Optionee may purchase up to 25% of the total number of Option Shares;

(b) at any time after the date which is one year from the Grant Date of the Option, the Optionee may purchase up to a further 25% of the total number of Option Shares;

(c) at any time after the date which is 18 months from the Grant Date of the Option, the Optionee may purchase up to a further 25% of the total number of Option Shares; and

(d)

at any time after the date which is two years from the Grant Date of the Option, the Optionee may purchase up to a further 25% of the total number of Option Shares plus any Common Shares not purchased in accordance with subparagraphs 6(a), (b) and (c) hereof,

7.	notwithstanding the provisions of paragraph 6, the Option shall not be exercisable until such time as the Plan has been approved by the Company’s shareholders;

all on the terms and subject to the conditions as set out in the Plan. For greater certainty, once Option Shares have become Vested, they continue to be exercisable until the termination or cancellation thereof as provided in this Option Certificate and the Plan.

                    Effective as of the _____ day of ______________, 200__.

THE COMMON SEAL OF GEMINI METALS	)
CORP. was affixed in the presence of:	)
)
)
Authorized Signatory	)	C/S
)
)
Authorized Signatory	)
)
)

SCHEDULE G
INTERIM ORDER AND NOTICE OF HEARING

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

AUG 1 5 2008
ENTERED

S-085784

NO. ______________
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING CROSSHAIR EXPLORATION & MINING CORP. AND GEMINI METALS CORP.

CROSSHAIR EXPLORATION & MINING CORP.

PETITIONER

INTERIM ORDER

BEFORE THE HONOURABLE MASTER TOKAREK	)))	FRIDAY THE 15th DAY OF AUGUST, 2008

THIS WITHOUT NOTICE APPLICATION of the Petitioner, Crosshair Exploration & Mining Corp. ("Crosshair") for an Interim Order pursuant to its Petition filed on August 15, 2008 coming on for hearing at Vancouver, British Columbia, on the 15th day of August, 2008, AND ON HEARING Sean K. Boyle, counsel for Crosshair, AND UPON READING the Petition herein and the Affidavit #1 of Mark J. Morabito sworn on August 14, 2008 and filed herein:

THIS COURT ORDERS THAT

DEFINITIONS

1. As used in this Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the Notice of Annual and Special Meeting of

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Shareholders and Information Circular of Crosshair (the "Circular") attached as Exhibit "A" to the Affidavit of Mark J. Morabito sworn on August 14, 2008 (the "Morabito Affidavit").

SPECIAL MEETING

2. Pursuant to Sections 289 and 291 of the *Business Corporations Act*, S.B.C., 2002, c. 57, as amended (the "BCBCA"), Crosshair is authorized and directed to call, hold and conduct an annual and special meeting (the "Meeting") of the holders of common shares (the "Shareholders") in the capital of Crosshair to be held at 10:00 a.m. (Vancouver time) on September 15, 2008 at The Terminal City Club, 836 West Hastings Street, Vancouver, British Columbia, to:

(a) consider and, if thought fit, pass, with or without variation, a special resolution (the "Arrangement Resolution") adopting and approving, with or without variation, a proposed plan of arrangement (the "Arrangement") substantially in the form set out at Schedule "D" to the Circular, which is attached as Exhibit "A" to the Morabito Affidavit;

  (i) electing Crosshair's directors for the ensuing year;

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3. The Meeting shall be called, held and conducted in accordance with the BCBCA, the Circular and the articles of Crosshair, subject to the terms of this Interim Order, and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

4. Notwithstanding the provisions of the BCBCA, Crosshair, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by press release, news release, newspaper advertisement, or by notice sent to Shareholders by one of the methods specified in paragraph 9 of this Interim Order.

5. The Record Date (as defined in paragraph 7 below) shall not change in respect of adjournments or postponements of the Meeting.

AMENDMENTS

6. Prior to the Meeting, Crosshair is authorized to make such amendments, revisions or supplements to the Arrangement in accordance with the Arrangement Agreement without any additional notice to the Shareholders, and the Arrangement as so amended, revised and supplemented shall be the Arrangement submitted to the Meeting, and the subject of the Arrangement Resolution.

RECORD DATE

7. The record date for determining the Shareholders entitled to receive notice of, attend and vote at the Meeting shall be August 11, 2008, as previously approved by the Board of Directors of Crosshair (the "Record Date") or such other date as the Board of Directors of Crosshair may determine and as disclosed in the Meeting Materials.

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NOTICE OF SPECIAL MEETING

8. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and Crosshair shall not be required to send to the Shareholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA.

9. The Circular, form of proxy and Notice of Hearing of Petition (collectively referred to as the "Meeting Materials") in substantially the same form as contained in Exhibits "A", "B" and "C" to the Morabito Affidavit, with such deletions, amendments or additions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, shall be sent to:

(a) the Shareholders as they appear on the securities registers of Crosshair as at the Record Date, such Meeting Materials to be sent at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by one or more of the following methods:

    (i) by prepaid ordinary or air mail addressed to the Shareholder at his, her or its address as it appears on the applicable securities registers of Crosshair as at the Record Date;

    (ii) by delivery in person or by delivery to the addresses specified in paragraph 9 (a)(i) above; or

    (iii) by email or facsimile transmission to any Shareholder who identifies himself, herself or itself to the satisfaction of Crosshair, acting through its representatives, who requests such email or facsimile transmission; and

(b) the directors and auditors of Crosshair by mailing the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal and the date of the Meeting;

(c) in the case of non-registered Shareholders, by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to both non-

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objecting beneficial owners and objecting beneficial owners in accordance with National Instrument 54-101 – *Communications with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators at least three (3) Business Days prior to the twenty-first (21st) day prior to the date of the Meeting;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

10. The Circular, including the Notice of Hearing of Petition (the "Notice Materials") in substantially the same form as contained in Exhibits "A" and "C" to the Morabito Affidavit, with such deletions, amendments or additions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, shall be sent to the holders of options to purchase common shares of Crosshair ("Optionholders") and to the holders of warrants to purchase common shares of Crosshair ("Warrantholders") in accordance with the methods of delivery set out at paragraph 9 of this Interim Order, not later than twenty-one (21) days prior to the date of the Meeting and that such mailing, delivery and distribution shall constitute good and sufficient notice of Crosshair's application for the Final Order.

11. Accidental failure of or omission by Crosshair to give notice to any one or more Shareholders, Optionholders or Warrantholders (collectively, the "Securityholders"), or the non-receipt of such notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Crosshair (including, without limitation, any inability to use postal services) shall not constitute a breach of this Interim Order, or in relation to notice to Shareholders, a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Crosshair then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

DEEMED RECEIPT OF NOTICE

12. The Meeting Materials and Notice Materials shall be deemed, for the purposes of this Order, to have been received:

50620855.2

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(a) in the case of mailing, the day, Saturdays and holidays excepted, following the date of mailing;

(b) in the case of delivery in person, the day following personal delivery or the day following delivery to the person's address in paragraph 9 above; and

(c) in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch.

UPDATING MEETING MATERIALS

13. Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials or Notice Materials may be communicated to the Securityholders by press release, news release, newspaper advertisement or by notice sent to the Securityholders by any of the means set forth in paragraph 9 herein, as determined to be the most appropriate method of communication by the Board of Directors of Crosshair.

QUORUM AND VOTING

14. The quorum for the Meeting shall be the quorum for the approval of a special resolution pursuant to the articles of Crosshair.

15. The votes taken at the Meeting shall be taken on the basis of one vote per common share and the vote required to pass the Arrangement Resolution shall be the affirmative vote of at least 66 ⅔% of the aggregate votes cast by the Shareholders, voting as a single class, present in person or represented by proxy at the Meeting. Optionholders and Warrantholders shall not be entitled to vote at the Meeting.

16. In all other respects, the terms, restrictions and conditions of the articles of Crosshair will apply in respect of the Meeting.

PERMITTED ATTENDEES

17. The only persons entitled to attend the Meeting shall be the registered Shareholders or their respective proxyholders as of the Record Date, Crosshair's directors, officers, auditors, advisors and any other person admitted on the invitation of the Chair or with the consent of the Meeting, and the only persons entitled to be represented and to vote at the

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Meeting shall be the registered Shareholders as at the close of business on the Record Date, or their respective proxyholders.

SCRUTINEERS

18. A representative of Crosshair's registrar and transfer agent (or any agent thereof) is authorized to act as scrutineer for the Meeting.

SOLICITATION OF PROXIES

19. Crosshair is authorized to use the form of proxy in connection with the Meeting, in substantially the same form as attached as Exhibit "B" to the Morabito Affidavit and Crosshair may in its discretion waive generally the time limits for deposit of proxies by Shareholders if Crosshair deems it reasonable to do so. Crosshair is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

20. The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials.

DISSENT RIGHTS

21. Each registered Shareholder shall have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of sections 237-247 of the BCBCA and the Arrangement, except that in order for a dissenting Shareholder to be entitled to make a claim pursuant to Section 242, written objection must be received by Crosshair, at Suite 1240 – 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1, Attention: Corporate Secretary, by or before 10:00 a.m. (Vancouver time) on September 10, 2008.

APPLICATION FOR FINAL ORDER

22. Upon the approval, with or without variation by the Shareholders of the Arrangement, in the manner set forth in this Interim Order, Crosshair may apply to this Court for, *inter alia*, an Order:

(a) pursuant to BCBCA Section 291(4)(a) approving the Arrangement; and

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(b) pursuant to BCBCA Section 291(4)(c) declaring that the terms and conditions of the Arrangement are fair and reasonable.

(collectively, the "Final Order")

and that the hearing of the Final Order will be held on September 19, 2008 at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard or at such other date and time as this Court may direct.

23. The form of Notice of Hearing of Petition is hereby approved as the form of Notice of Proceedings for such approval. Any Securityholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order.

24. Any Securityholder seeking to appear at the hearing of the application for the Final Order shall:

(a) file an Appearance, in the form prescribed by the *Rules of Court*, with this Court; and

(b) deliver the filed Appearance, to the Petitioner's solicitors at:

BLAKE, CASSELS & GRAYDON LLP
Suite 2600, Three Bentall Centre
595 Burrard Street, P.O. Box 49314
Vancouver, B.C. V7X 1L3

Attention: Sean K. Boyle

by or before 4:00 p.m. (Vancouver time) on September 15, 2008.

25. Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraph 9 of this Order shall constitute good and sufficient service of the within proceedings and no other form of service need be made and no other material need be served on such persons in respect of these proceedings and that service of the affidavits in support is dispensed with.

26. In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered an Appearance in accordance with this Order need be served and provided with notice of the adjourned hearing date.

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VARIANCE

27. The Petitioner shall be entitled, at any time, to apply to vary this Order.

28. Rules 44 and 51A of the *Rules of Court* will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order.

BY THE COURT
DEPUTY DISTRICT REGISTRAR

APPROVED AS TO FORM

Solicitor for the Petitioner
Sean K. Boyle

50620855 2

NO. S-085784
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING CROSSHAIR EXPLORATION & MINING CORP. AND GEMINI METALS CORP.

CROSSHAIR EXPLORATION & MINING CORP.

PETITIONER

NOTICE OF HEARING OF PETITION

TO: **THE SECURITYHOLDERS OF CROSSHAIR EXPLORATION & MINING CORP.**

AND TO: **GEMINI METALS CORP.**

NOTICE IS HEREBY GIVEN that a Petition has been filed by Crosshair Exploration & Mining Corp. (the "Petitioner") in the Supreme Court of British Columbia for approval of a plan of arrangement (the "Arrangement"), pursuant to *Business Corporations Act*, S.B.C. 2002, Chapter 57 as amended;

AND NOTICE IS FURTHER GIVEN that by an Interim Order of the Supreme Court of British Columbia, pronounced August 15, 2008, the Court has given directions as to the calling of an annual and special meeting of the holders of common shares ("Shareholder") in the capital of the Petitioner, for the purpose of considering and voting upon the Arrangement and approving the Arrangement;

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms and conditions of the Arrangement are fair to

50621257.2

the Shareholders shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on September 19, 2008, at 9:45 am (Vancouver time), or so soon thereafter as counsel may be heard (the "Final Application").

AND NOTICE IS GIVEN that the Final Order approving the Arrangement will, if made, serve as the basis of an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof with respect to securities issued under the Arrangement.

IF YOU WISH TO BE HEARD, any Securityholder affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, an Appearance in the form prescribed by the Rules of Court of the Supreme Court of British Columbia and delivered a copy of the filed Appearance, together with all material on which such person intends to rely at the hearing of the Final Application, including an outline of such person's proposed submissions, to the Petitioner at its address for delivery set out below by or before 5:00 p.m. (Vancouver time) on September 15, 2008.

The Petitioner's address for delivery is:

BLAKE, CASSELS & GRAYDON LLP
Suite 2600, Three Bentall Centre
595 Burrard Street, P.O. Box 49314
Vancouver, B.C. V7X 1L3

Attention: Sean K. Boyle

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of "Appearance" as aforesaid. You may obtain a form of "Appearance" at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

50621257.2 2

IF YOU DO NOT FILE AN APPEARANCE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Shareholders.

A copy of the said Petition and other documents in the proceedings will be furnished to any member of the Petitioner upon request in writing addressed to the solicitors of the Petitioner at its address for delivery set out above.

DATED at Vancouver, British Columbia, this 15th day of August, 2008.

SOLICITOR FOR THE PETITIONER

50621257 2

3

SCHEDULE H
DISSENT RIGHTS UNDER THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Sections 237 to 247 of the Business Corporations Act (British Columbia)

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares. (3) After the dissenter has complied with subsection (1), (a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

SCHEDULE I
UNAUDITED PRO FORMA BALANCE SHEETS OF CROSSHAIR AND GEMINI

CROSSHAIR EXPLORATION & MINING CORP.

PRO-FORMA BALANCE SHEET

(Unaudited)

APRIL 30, 2008

CROSSHAIR EXPLORATION & MINING CORP.
PRO-FORMA BALANCE SHEET
(Unaudited )
AS AT APRIL 30, 2008

	April 30,	Note		Pro-forma	Pro-forma
	2008			Adjustments	Consolidated
ASSETS
Current Assets
Cash and cash equivalents	$13,275,874			$-	$13,275,874
Marketable securities	582,351			(582,351)	-
Receivables	558,345			-	558,345
Prepaid expenses	273,828			-	273,828
	14,690,398			(582,351)	14,108,047
Investment in Gemini		2	(a)	4,305,950
	-	2	(b)	(2,758,443)	1,547,507
Equipment	507,883			-	507,883
		2	(a)	(3,726,545)
Mineral properties (Note 3)	27,071,981	2	(c)	5,282,400	28,627,836
	$42,270,262			$2,521,011	$44,791273
LIABILITIES AND SHAREHOLDERS EQUITY
Current Liabilities
Payables and accrued liabilities	$1,192,271			$-	$1,192,271
Due to related parties	110,295			-	110,295
	1,302,566			-	1,302,566
Future reclamation costs	172,238	2	(a)	(2,946)	169,292
Shareholders’ equity
		2	(b)	(2,758,443)
Capital stock (Note 4)	60,948,053	2	(c)	5,282,400	63,472,010
Contributed surplus	10,496,726			-	10,496,726
Deficit	(30,649,321)			-	(30,649,321)
	40,795,458			2,523,957	43,319,415
	$42,270,262			$2,521,011	$44,791,273

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE PRO-FORMA BALANCE SHEET
(Unaudited)
APRIL 30, 2008

1.	BASIS OF PRESENTATION

The unaudited pro forma balance sheet and statements of operations of Crosshair Exploration & Mining Corp. (“Crosshair”) have been prepared for inclusion in the Information Circular of Crosshair dated July 31, 2008 Crosshair intends to proceed with a transaction to transfer its interests in certain mineral properties and marketable securities to its 100% owned subsidiary Gemini Metals Corp. (“Gemini”). Crosshair will then distribute 64% its shares in Gemini to the existing Crosshair shareholders pursuant to a corporate restructuring transaction (“Spin-out Transaction”). This will result in each shareholder of Crosshair receiving one share in Gemini for every 5.5 shares of Crosshair held.

This pro forma balance sheet has been derived from the assumptions contained in Note 2.

Gemini is a newly incorporated subsidiary of Crosshair, incorporated on May 14, 2008 under British Columbia’s Company Act.

The pro forma balance sheet has been prepared as if the Spin-out Transaction had occurred on April 30, 2008. In the opinion of management, the pro forma balance sheet includes all of the adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles.

This pro forma balance sheet is not intended to reflect the financial position that would have occurred if the events reflected therein had been in effect at the dates indicated. Further, this pro forma balance sheet is not necessarily indicative of the financial position that may be obtained in the future. This pro forma balance sheet should be read in conjunction with the pro forma balance sheet of Gemini.

2.	PRO-FORMA TRANSACTIONS

The pro-forma balance sheet was prepared based on the following assumptions as having occurred as at April 30, 2008:

a)

Crosshair transferred its interests in certain mineral properties and marketable securities to Gemini at the carrying value of $3,726,545 and $582,351, respectively, in consideration for 26,924,778 common shares of Gemini. Carrying value is the appropriate measure under Canadian generally accepted accounting principles as the transaction is a non-monetary related party transaction. Future reclamation costs totalling $2,946, relating to the transferred mineral properties are also assumed to be transferred.

b)

Crosshair distributed 64% of its ownership in Gemini to its shareholders as a capital distribution, which reduces the Company’s investment in Gemini and stated capital by $2,758,443, and results in Gemini no longer being a subsidiary of Crosshair.

c)

Crosshair concurrently issued 10,000,000 common shares in consideration for the CMB Joint Venture with Universal Uranium (“UUL”), and 270,000 common shares in consideration for other property option payments at a combined value of $5,282,400.

3.	MINERAL PROPERTIES

Details as at April 30, 2008 are as follows:

	April 30,			April 30,
	2008	Pro Forma	Pro Forma	2008
	Historical	Adjustments	Adjustments	Pro Forma
	Balance	(2a)	(2c)	Balance

Moran Lake	$22,407,204	$-	$170,000	$22,577,204
Otter & Portage Lake	950,632	-	-	950,632
CMB Joint Venture	-	-	5,100,000	5,100,000
Golden Promise	1,538,807	(1,551,207)	12,400	-
Southern Golden Promise & Victoria Lake	2,175,338	(2,175,338)	-	-

	27,071,981	$(3,726,545)	$5,282,400	$28,627,836

4.	COMMON STOCK

Capital stock as at April 30, 2008 in the unaudited pro-forma consolidated financial statements is comprised of the following:

	Number	Capital	Contributed
	of Shares	Stock	Surplus

Authorized
Unlimited common shares without par value

Issued
Capital stock of Crosshair Exploration & Mining Corp as at
April 30, 2008	84,595,825	$60,948,053	$10,496,726
Shares issued to UUL for CMB Joint Venture	10,000,000	5,100,000
Shares issued for property option payments	270,000	182,400
Spin out transaction	-	(2,758,443)	-

	94,865,825	$63,472,010	$10,496,726

GEMINI METALS CORP.

PRO-FORMA BALANCE SHEET

(Unaudited)

APRIL 30, 2008

GEMINI METALS CORP.
PRO-FORMA BALANCE SHEET
(Unaudited )
AS AT APRIL 30, 2008

Pro-forma
as at April 30,
2008

ASSETS

Current Assets
Cash	$4,475,000
Marketable securities	582,351

5,057,351

Mineral properties (Note 3)	4,154,322

$9,211,673

LIABILITIES AND SHAREHOLDERS EQUITY

Future reclamation costs	$2,946

Shareholders’ equity
Common stock (Note 4)	9,208,727

$9,211,673

GEMINI METALS CORP.
NOTES TO THE BALANCE SHEET
(Unaudited)
APRIL 30, 2008

1.	BASIS OF PRESENTATION

The unaudited pro forma balance sheet of Gemini Metals Corp. (“Gemini”) has been prepared for inclusion in the Management Information Circular of Crosshair Exploration & Mining Corp (“Crosshair”), relating to, among other things, an Arrangement Agreement involving Gemini and Crosshair, dated August 14, 2008.

Pursuant to certain agreements, Paragon Minerals Corporation (“Paragon”) has granted options to Crosshair to earn an interest in certain mineral properties (“the Properties”). Crosshair intends to proceed with a transaction to transfer its interests in the Properties and marketable securities to its 100% owned subsidiary Gemini. Crosshair will then distribute 64% of its Gemini shares to existing Crosshair shareholders pursuant to a corporate restructuring transaction (“Spin-out Transaction”). This will result in each shareholder of Crosshair receiving one share in Gemini for every 5.5 shares of Crosshair held.

Concurrently, Gemini will complete an initial public offering of 6,666,667 common shares in the capital of Gemini, at a price of $0.75 per common share.

Additionally, Paragon intends to transfer all of its legal and beneficial interest in the Properties to Gemini. This pro forma balance sheet has been derived from the assumptions contained in Note 2.

Gemini is a newly incorporated subsidiary of Crosshair, incorporated on May 14, 2008 under British Columbia’s Company Act.

The pro forma consolidated balance sheet has been prepared as if the Spin-out Transaction and the concurrent financing had occurred on April 30, 2008. In the opinion of management, the pro forma consolidated balance sheet includes all of the adjustments necessary for fair presentation in accordance with Canadian Generally Accepted Accounting Principles.

No attempt has been made to present a pro forma income statement for the new entity.

This pro forma balance sheet is not intended to reflect the financial position that would have occurred if the events reflected therein had been in effect at the dates indicated. Further, this pro forma balance sheet is not necessarily indicative of the financial position that may be obtained in the future. This pro forma balance sheet should be read in conjunction with the pro forma balance sheet of Crosshair.

2.	PRO-FORMA TRANSACTIONS

The pro-forma balance sheet was prepared based on the following assumptions:

a)

Crosshair is assumed to transfer its interests in the Properties and marketable securities to Gemini at the carrying value of $3,726,545 and $582,351, respectively. Carrying value is the appropriate measure under Canadian generally accepted accounting principles as the transaction is a non-monetary related party transaction.

b)

Paragon is assumed to transfer its interests in the Properties to Gemini at the carrying value of $427,777. Carrying value is the appropriate measure under Canadian generally accepted accounting principles as the value of the mineral properties is a more reliable measurement then the value of the shares being issued.

c)

Upon transfer of the interest in the Properties to Gemini, Gemini will assume reclamation obligations totalling $2,946 relating to the Properties. Additionally, Gemini will be responsible for certain obligations under Paragon’s underlying agreements including:

2.	PRO-FORMA TRANSACTIONS (cont’d…)

i)	Golden Promise Property:

A 2% net smelter royalty (“NSR” to the vendor relating to the Mercer Option, of which 1% may be purchased for $1,000,000 at any time (there are advance annual royalty payments of $20,000 on this royalty, which commenced in 2007) and a 2% NSR payable to the vendors on the OB Option, of which 1% may be purchased for $1,000,000 at any time.

ii)	Southern Golden Promise (Victoria Lake):

A 2.5% NSR Payable to the vendors of which 1.5% can be purchased at any time for $1.5 million.

d)

Crosshair is assumed to have distributed 64% of its ownership of Gemini to its shareholders as a capital distribution, which reduces the Crosshair’s investment in Gemini and stated capital by $2,750,499, as a result of Gemini no longer being a subsidiary of Crosshair.

e)	Gemini is assumed to have completed a concurrent initial public offering of 6,666,667 common shares at a price of $0.75 per share for gross proceeds of $5,000,000.

f)	Gemini is assumed to incur costs in connection with the public offering totalling $525,000.

3.	MINERAL PROPERTIES

Details as at April 30, 2008 are as follows:

	April 30,
	2008,	March 31,
	Balance	2008,	April 30,
	transferred	Balance	2008
	from	transferred	Pro Forma
	Crosshair	from Paragon	Balance

Golden Promise	$1,551,207	$321,330	$1,872,537
Southern Golden Promise (Victoria Lake)	2,175,338	106,447	2,281,785

	$3,726,545	$427,777	$4,154,322

4.	COMMON STOCK

Capital stock as at April 30, 2008 in the unaudited pro-forma consolidated financial statements is comprised of the following:

	Number	Capital	Contributed
	of Shares	Stock	Surplus

Authorized
Unlimited common shares without par value

Issued
Capital stock of Gemini as at April 30, 2008	1	$-	$-
Shares issued for Spin out transaction to Crosshair	26,924,778	4,305,950	-
Shares issued for Spin out transaction to Paragon	16,201,413	427,777	-
Initial Public Offering	6,666,667	5,000,000	-
Share issuance costs	-	(525,000)	-

	49,792,859	$9,208,727	$-